                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                        HAWAII NATIONAL BANCSHARES, INC.
                                (Name of Issuer)


                        HAWAII NATIONAL BANCSHARES, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    419758107
                      (CUSIP Number of Class of Securities)

WARREN K. K. LUKE                                  STEPHEN M. KLEIN, ESQ.
PRESIDENT                                          GRAHAM & DUNN PC
HAWAII NATIONAL BANCSHARES, INC.                   1420 FIFTH AVENUE, 33RD FLOOR
45 N. KING ST.                                     SEATTLE, WA  98101-2390
HONOLULU, HAWAII  96812                            (206) 340-9648
(808) 528-7711

(Name, address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a.      [X]     The filing of solicitation materials or an Proxy/Tender Offer
                Statement subject to Regulation 14A, Regulation 14C or Rule
                13e-3(c) under the Securities Exchange Act of 1934.

b.      [ ]     The filing of a registration statement under the Securities Act of 1933.

c.      [X]     A tender offer.

d.      [ ]     None of the above.

Check the following box if the soliciting materials or Proxy/Tender Offer Statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee:

--------------------------------------------------------------------------------
              Transaction Valuation:*                      Amount of Filing Fee:

                    $31,995,000                                    $6,399
--------------------------------------------------------------------------------

* Up to 711,000 shares of the Issuer's Common Stock, par value $1.00 per share, redeemed for cash consideration of $45.00 per share.

        [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,399

Form or Registration No.: Schedule 13E-4

Filing Party: Hawaii National Bancshares, Inc.

Date Filed: May 14, 1999

                                  INTRODUCTION

        This Rule 13e-3 transaction involves a transaction subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Act") and the information contained in the Proxy/Tender Offer Statement filed concurrently herewith by Hawaii National Bancshares, Inc. (the `Company") is incorporated by reference into the Items in this Schedule.

        The Rule 13e-3 transaction involves a going-private plan adopted by the Board of Directors of the Company, which has two features, each of which involves a Rule 13e-3 transaction. The first feature is a proposal to amend the Company's Articles of Incorporation to provide that each 200 outstanding shares of Company common stock ("Existing Shares') will be consolidated and converted into one share of "New Common Stock" (the "Reverse Stock Split"). Upon completion of the Reverse Stock Split, holders of less than 200 Existing Shares will cease to be shareholders of the Company and the Company will acquire for cash all resulting fractional shares of New Common Stock at a price equal to $45.00 per Existing Share.

        The second feature of the going-private plan involves an issuer tender offer (the "Tender Offer"). Commencing June 1, 1999, the Company will offer to acquire Existing Shares from any and all Company shareholders at $45.00 per Existing Share, which is the same per-share price as will be received by holders of fractional shares of New Common Stock pursuant to the Reverse Stock Split. The Tender Offer will terminate on June 30, 1999. The Tender Offer is open to all shareholders of the Company, even those whose shares will be converted into fractional shares of New Common Stock, and thus into a right to receive cash only, pursuant to the Reverse Stock Split. The purpose of the Tender Offer is to allow holders of 200 or more Existing Shares the ability, if they elect to tender their shares, to liquidate their equity investment in the Company on the same economic terms as will apply to the holders of less than 200 Existing Shares in the Reverse Stock Split.

        Concurrently with the filing of this Statement, the Company is filing an Issuer Tender Offer Statement, Schedule 13E-4 ("Schedule 13E-4") with the Securities and Exchange Commission with respect to the Tender Offer. The cross reference sheet below is provided pursuant to General Instruction F of Schedule 13E-3 and shows the location in the Schedule 13E-4 and in the Proxy/Tender Offer Statement of the information required to be included in response to the items in this Schedule 13E-3. If any Item is inapplicable or the answer thereto is in the negative and omitted from the Proxy/Tender Offer Statement, a statement to that effect has been included on the cross reference sheet.

                              CROSS REFERENCE SHEET

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
ITEM 1. ISSUER AND CLASS OF SECURITY
        SUBJECT TO TRANSACTION

(a)     Name and Address of Issuer and            Item 1(a)
        Class of Securities

(b)     Title and Amount of Securities;           Item 1(b)        "MARKET AND DIVIDEND
        Number of Holders                                          INFORMATION"

(c)     Principal Securities market;              Item 1(c)        "MARKET AND DIVIDEND
        Quarterly High and Low Sales                               INFORMATION - Market
        Prices                                                     Information"

(d)     Frequency and Amount of Dividends             *            "MARKET AND DIVIDEND
        (2 years)                                                  INFORMATION - Dividends"

(e)     Underwritten public offering for              *            Not applicable
        cash within 3 years

(f)     Purchases of Securities by Issuer             *            Not applicable
        or Affiliate; Amount and average
        price


Item 2. IDENTITY AND BACKGROUND

(a)-(f) The Company is filing this                    *            Not applicable
        Statement and is the issuer of
        the class of equity securities
        which is the subject of the Rule
        13e-3 transaction.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR
         NEGOTIATIONS.
(a)     Relating to Affiliates                        *            Not Applicable

(b)     Contracts between Affiliates or               *            Not applicable
        Issuer and Unaffiliated Persons

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
ITEM 4. TERMS OF TRANSACTION.                    Item 1(b)

(a)     Material Terms of Transaction                 *            "SUMMARY OF THE REVERSE STOCK
                                                                   SPLIT"; "THE REVERSE STOCK
                                                                   SPLIT"; "SUMMARY OF THE TENDER
                                                                   OFFER"; and "THE TENDER OFFER"
(b)     Different Terms for Certain                                "THE REVERSE STOCK SPLIT -
        Shareholders                                               Basic Terms of the Reverse
                                                                   Stock Split"

ITEM 5. PLANS OR PROPOSALS OF THE
        ISSUER OR AFFILIATE.

(a)     Extraordinary Corporate                Not Applicable      Not Applicable
        Transaction

(b)     Sale of Assets                         Not Applicable      Not Applicable

(c)     Change in the Present Board of         Not Applicable      Not Applicable
        Directors or Management

(d)     Change in Dividend Rate,                  Item 3(e)        Not Applicable
        Indebtedness or Capitalization or
        Issuer

(e)     Material Change in Issuer's               Item 3(f)        Not Applicable
        Business or Corporate Structure

(f)     Securities Becoming Eligible for          Item 3(i)        "THE REVERSE STOCK SPLIT -
        Termination of Registration                                Termination of Exchange Act
        (Section 12(g)(4))                                         Registration"

(g)     Suspension of Obligation to File          Item 3(j)        "THE REVERSE STOCK SPLIT -
        Reports (Section 15(d))                                    Termination of Exchange Act
                                                                   Registration"

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR
        OTHER CONSIDERATION.

(a)     Source and Amount of Funds                Item 2(a)        "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds"
(b)     Statement of Expenses Incurred                *            "THE REVERSE STOCK SPLIT - Fees
        with Transaction                                           and Expenses; Sources of Funds"

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
(c)     Borrowed Funds                         Not Applicable      Not Applicable

(d)     Funds Provided by Bank                 Not Applicable      Not Applicable

ITEM 7. PURPOSE(S), ALTERNATIVES,
        REASONS AND EFFECTS.

(a)     Purpose                                    Item 3          "THE REVERSE STOCK SPLIT -
                                                                   Reasons for the Reverse Stock
                                                                   Split"

(b)     Alternatives to Accomplish Such               *            "THE REVERSE STOCK SPLIT
        Purpose                                                    -Background"

(c)     Reasons for Structure of                      *            "THE REVERSE STOCK SPLIT
        Transaction                                                -Background; Alternatives
                                                                   Considered"; "- Reasons for the
                                                                   Reverse Stock Split"

(d)     Effects of Transaction; Federal            Item 8          "THE REVERSE STOCK SPLIT
        Tax Consequences                                           -Effect on Market for Shares";
                                                                   "- Termination of Exchange Act
                                                                   Registration"; "THE TENDER
                                                                   OFFER - Investment
                                                                   Considerations"; "- Certain
                                                                   Federal Income Tax
                                                                   Considerations"

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)     Issuer's Statement of Fairness;               *            "THE REVERSE STOCK SPLIT -
        Dissenting Directors                                       Fairness of Cash Consideration
                                                                   for Fractional Shares"; "- Opinion
                                                                   of Financial Advisor";
                                                                   "- Recommendation of the Board
                                                                   of Directors"

(b)     Material Factors of Determination             *            "THE REVERSE STOCK SPLIT -
        of Fairness                                                Fairness of Cash Consideration
                                                                   for Fractional Shares;" "- Opinion
                                                                   of Financial Advisor";
                                                                   "- Recommendation of the Board
                                                                   of Directors"

(c)     Whether Transaction is Structured             *            "THE REVERSE STOCK SPLIT -
        to Require Approval of Majority                            Required Vote"
        of Unaffiliated Shareholders

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
(d)     Whether Unaffiliated                          *            "THE REVERSE STOCK SPLIT -
        Representative Retained by                                 Fairness of Cash Consideration
        Directors to Negotiate Transaction                         for Fractional Shares"; "- Opinion
                                                                   of Financial Advisor"

(e)     Transaction Approved by Majority              *            "THE REVERSE STOCK SPLIT -
        of Non-employee Directors                                  Fairness of Cash Consideration
                                                                   for Fractional Shares"; "- Opinion
                                                                   of Financial Advisor"

(f)     Other Offers by Unaffiliated                  *            Not Applicable
        Persons

ITEM 9  REPORTS, OPINIONS, APPRAISALS
        AND CERTAIN NEGOTIATIONS.

(a)     Fairness Opinion by Representative            *            "THE REVERSE STOCK SPLIT -
                                                                    Opinion of Financial Advisor"

(b)     (1-6)  Representative (Identify,              *            "THE REVERSE STOCK SPLIT -
        qualifications, method of                                  Opinion of Financial Advisor"
        selection, material relationship,
        recommendation of consideration
        and summary of opinion.)

(c)     Legend Regarding Availability of              *            Appendix A to Proxy/Tender
        Fairness Opinion; Copy of                                  Offer Statement
        Fairness Opinion

ITEM 10. INTEREST IN SECURITIES OF
         ISSUER.

(a)     Beneficial Ownership of                       *            "THE REVERSE STOCK SPLIT -
        Securities by Plan, Officers,                              Reasons for the Reverse Stock
        Directors, etc.                                            Split"; "- Interests of Certain
                                                                   Persons in the Reverse
                                                                   Stock Split"; "ELECTION OF
                                                                   DIRECTORS - Information
                                                                   With Respect to Directors/
                                                                   Nominees"; "SECURITY
                                                                   OWNERSHIP OF CERTAIN
                                                                   BENEFICIAL OWNERS/MANAGEMENT"

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
(b)     Transactions in Common Stock by            Item 4          "TRANSACTIONS IN COMMON STOCK"
        Beneficial Owners Within Last 60
        Days

ITEM 11. CONTRACTS, ARRANGEMENTS, OR              Item 5          "ABOUT THE ANNUAL MEETING -
          UNDERSTANDINGS WITH RESPECT TO                           What are the Company's
          THE ISSUER'S SECURITIES.                                 Objectives?"; "THE TENDER OFFER
                                                                   - Investment Considerations"

ITEM 12. PRESENT INTENTION AND
         RECOMMENDATION OF CERTAIN
         PERSONS WITH REGARD TO THE
         TRANSACTION.

(a)     Present Intent of Director or             Item 1(b)        "THE REVERSE STOCK SPLIT -
        Officer to Sell or Vote Securities                         Required Vote; Indications of
                                                                   Voting Intent by Luke Family
                                                                   Shareholders and Management"

(b)     Recommendation or Opposition to               *            "THE REVERSE STOCK SPLIT -
        Transaction                                                Recommendation of the Board of
                                                                   Directors"

ITEM 13.  OTHER PROVISIONS OF THE
         TRANSACTION.

(a)     Appraisal Rights                              *            "THE REVERSE STOCK SPLIT -
                                                                   Rights of Dissenting
                                                                   Shareholders"

(b)     Provision for Access to Corporate      Not Applicable      Not Applicable
        Files; Unaffiliated Shareholders'
        Right to Counsel at Issuer's
        Expense

(c)     Exchange of Debt Securities            Not Applicable      Not Applicable

ITEM 14. FINANCIAL INFORMATION

(a) (1) Financial Statements (2 yrs)            Item 7(a)(1)       Incorporated by reference to
                                                                   1998 Annual Report

    (2) Unaudited Balance Sheets, etc.          Item 7(a)(2)       Incorporated by reference to
                                                                   1998 Annual Report

SCHEDULE 13E-3                              LOCATION OF ITEM       PROXY/TENDER OFFER STATEMENT
ITEM NUMBER AND HEADING                     IN SCHEDULE 13E-4      HEADING
-----------------------                     -----------------      ----------------------------
    (3) Ratio of Earnings to Fixed              Item 7(a)(3)       RATIO OF EARNINGS TO FIXED
        Charges (2 yrs.)                                           CHARGES

    (4) Book Value                              Item 7(a)(4)

(b) Pro Forma Data                             Not Applicable      Not Applicable

ITEM 15. PERSONS AND ASSETS EMPLOYED,
         RETAINED OR UTILIZED.

(a)     Purpose                                       *            "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds
                                                                   - Persons and Assets Employed,
                                                                   Retained or Utilized"

(b)     Identity of Persons                        Item 6          "THE REVERSE STOCK SPLIT - Fees
                                                                   and Expenses; Sources of Funds
                                                                   - Persons and Assets Employed,
                                                                   Retained or Utilized"

ITEM 16. ADDITIONAL INFORMATION                   Item 8(e)        Additional information
                                                                   concerning the Reverse Stock
                                                                   Split is set forth in the
                                                                   Proxy/Tender Offer Statement
                                                                   attached hereto as Exhibit
                                                                   17(d) which information is
                                                                   incorporated herein by
                                                                   reference in its entirety.

ITEM 17. EXHIBITS
(a)     Loan Agreement                         Not Applicable      Not Applicable

(b)     Opinion; Appraisal                            *            Appendix B to Proxy/Tender
                                                                   Offer Statement

(c)     Contract Item 11                       Not Applicable      Not Applicable

(d)     Disclosure Materials                      Item 9(a)        Proxy/Tender Offer Statement,
                                                                   including Annexes A and B

(e)     Appraisal Rights                              *            Appendix A to Proxy/Tender
                                                                   Offer Statement

(f)     Written Instruction Re                 Not Applicable      Not Applicable
        Solicitations - Recommendations

*The Item is not required by Schedule 13E-4.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) The name of the issuer is Hawaii National Bancshares, Inc., a Hawaii corporation, and the address of its principal executive office is 45 N. King Street, P.O. Box 3740, Honolulu, Hawaii 96812.

(b) The exact title of the class of equity securities to which this statement relates is Common Stock, par value $1.00 per share. The information set forth under the caption "MARKET AND DIVIDEND INFORMATION" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(c) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION - Market Information" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(d) The information set forth under the caption "MARKET AND DIVIDEND INFORMATION - Dividends" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(e)     Not applicable.

(f)     Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

        This Statement is filed by the issuer of the securities to which this
        Schedule 13E-3 relates.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)     Not applicable.

(b)     Not applicable

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information set forth under the captions "SUMMARY OF THE REVERSE STOCK SPLIT," "THE REVERSE STOCK SPLIT," "SUMMARY OF THE TENDER OFFER," and "THE TENDER OFFER" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the caption "THE REVERSE STOCK SPLIT - Basic Terms of the Reverse Stock Split" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(e) Not applicable.

(f)-(g) The information set forth under the caption "THE REVERSE STOCK SPLIT - Termination of Exchange Act Registration" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources Of Funds" and "THE TENDER OFFER -
        Fees and Expenses;

        Sources Of Funds" of the Proxy/Tender Offer Statement is incorporated herein by reference.



(c)-(d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth under the caption "THE REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Background; Alternatives Considered" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(c) The information set forth under the captions "THE REVERSE STOCK SPLIT - Background; Alternatives Considered" and "- Reasons for the Reverse Stock Split" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(d) The information set forth under the caption "THE REVERSE STOCK SPLIT - Effect on Market for Shares," "- Termination of Exchange Act Registration," "- Certain Federal Income Tax Considerations," and "THE TENDER OFFER - Investment Considerations" and "- Certain Federal Income Tax Considerations" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Fairness of Cash Consideration for Fractional Shares;" and "- Opinion of Financial Advisor" and "- Recommendation of the Board of Directors" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(c) The information set forth under the captions "THE REVERSE STOCK SPLIT - Required Vote" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(d)-(e) The information set forth under the captions "THE REVERSE STOCK SPLIT - Fairness of Cash Consideration for Fractional Shares;" and "- Opinion of Financial Advisor" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(f)     Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(b) The information set forth under the captions "THE REVERSE STOCK SPLIT - Opinion of Financial Advisor" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(c) The opinion shall be included in the Proxy/Tender Offer Statement delivered to shareholders as Appendix A.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a) The information concerning the ownership of and transactions in Common Stock set forth under the captions "THE REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split" "- Interests of

        Certain Persons in the Reverse Stock Split," "ELECTION OF DIRECTORS Information With Respect to Directors/ Nominees; and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the caption "TRANSACTIONS IN COMMON STOCK" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth under the caption "ABOUT THE ANNUAL MEETING - What Are the Company's Objectives? " and "THE TENDER OFFER - Investment Considerations" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information set forth under the captions "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent by Luke Family Shareholders and Management" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b) The information set forth under the caption "THE REVERSE STOCK SPLIT - Recommendation Of The Board Of Directors" of the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information set forth under the caption "THE REVERSE STOCK SPLIT - Rights of Dissenting Shareholders" of the Proxy/Tender Offer Statement is incorporated herein by reference.

(b)     Not applicable.

(c)     Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) Audited financial statements of the Company for the fiscal years ended December 31, 1997 and 1998 and the report of independent accountants thereon are set forth in the Financial Statements and notes thereto in the portions of the Corporation's 1998 Annual Report to Shareholders (the "1998 Annual Report") which are attached hereto as an exhibit. Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the portions of the 1998 Annual Report attached hereto as an exhibit.

        Unaudited financial statements of the Company are set forth in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1999 (the "Form 10-Q"), which is attached as Appendix D to the Proxy/Tender Offer Statement (which is filed as an exhibit hereto). Management's Discussion and Analysis of Financial Condition and Results of Operations for such periods is set forth in the Form 10-Q. The above noted sections of the 1998 Annual Report and Form 10-Q are hereby incorporated by reference.

(a)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a)-(b) The information set forth in the cover page of the Proxy/Tender Offer Statement, and under the caption "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds Persons and Assets Employed, Retained or Utilized," of the Proxy/Tender Offer Statement is incorporated herein by reference. The time and efforts of certain officers and other employees of the Corporation have been utilized in connection with the preparation of the Schedule 13E-3 and the Proxy/Tender Offer Statement and related materials to be sent to stockholders and have been and will be utilized in connection with overseeing this transaction. The Corporation may utilize its employees to solicit tenders of shares from stockholders. Except as otherwise disclosed in this Item 15, no person has been or will be retained, employed or compensated to make solicitations or recommendations in connection with the Rule 13E-3 transaction.

ITEM 16. ADDITIONAL INFORMATION.

        All of the information set forth in the Proxy/Tender Offer Statement is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)     Not applicable.

(b) Opinion of NationsBanc Montgomery Securities LLC (Appendix C to the Proxy/Tender Offer Statement).

(c)     Form of Subscription Agreement.

(d)     (1)     Proxy/Tender Offer Statement of Hawaii National Bancshares, Inc.

        (2)     Letter to Shareholders dated ________ ___, 1999.

        (3)     Form of Proxy.

        (4) Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations excerpted from the draft Annual Report to Shareholders of Hawaii National Bancshares, Inc. for the fiscal year ended December 31, 1998.

(e) Hawaii Dissenters' Rights Statute (Appendix A to the Proxy/Tender Offer Statement).

(f)     Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999                     HAWAII NATIONAL BANCSHARES, INC.



                                        By: /s/ Ernest T. Murata
                                           -------------------------------------
                                           Name: Ernest T. Murata
                                           Title: Vice President, Treasurer
                                           and Chief Financial Officer

                                                                EXHIBIT 17(c)

                             SUBSCRIPTION AGREEMENT

        This Subscription Agreement is made between Hawaii National Bancshares, Inc. (the "Corporation") and the undersigned subscriber ("Subscriber") on the terms and conditions set forth below:

                              W I T N E S S E T H:

1.      Subscription.

        a. Shares Subscribed For. Subscriber subscribes for the number of shares of common stock of the Corporation (the "Shares") set forth on Exhibit A attached hereto and made a part hereof, for the price set forth on Exhibit A.

        b. Corporation's Right to Reduce. Subscriber understands that Corporation is offering to sell a maximum of 457 shares to Subscriber and others. If the offering is over-subscribed, Corporation shall have the right to reduce the number of Shares subscribed for by Subscriber.

2. Conditions Precedent. Subscriber's obligation to purchase the Shares is conditioned upon the following:

        a. Tender Offer. Completion of the tender offer ("Tender Offer") described in the going private plan (the "Plan") approved by the Corporation's Board of Directors on April 27, 1999.

        b. Reverse Stock Split. Amendment of the Corporation's Articles of Incorporation and completion of the one-for-200 reverse stock split ("Reverse Split") described in the Plan.

        c. Other Stock Subscriptions. The Corporation's receipt of executed subscription agreements in the form hereof (except as to the identity of the subscriber and number of shares subscribed for) for a sufficient number of shares (including the shares subscribed for hereunder) of the Corporation's common stock, at a price of nine thousand dollars ($9,000) per share, to fund at least ninety-five percent (95%) of the amount to be paid by the Corporation to its shareholders for whole and fractional shares in connection with the Tender Offer and the Reverse Split pursuant to the Plan.

        d. No Material Adverse Change. There shall have been no material adverse change in the financial condition of the Corporation from March 31, 1999, excluding any change resulting from the Tender Offer or Reverse Split.

        e. No Pending Litigation With Respect to Plan. There shall be no pending litigation against the Corporation for substantial damages in connection with the Plan or to enjoin the issuance of the shares subscribed for hereunder.

3. Payment for and Issuance of Shares.

        a. Notice of Closing. The Corporation give Subscriber at least five (5) calendar days' notice of the date (the "Closing Date") on which closing of the payment for and issuance of the Shares is to occur and if the number of Shares will be reduced pursuant to Section 1.b above, the number of Shares to be issued and total Subscription Price therefor. The Closing Date is tentatively planned to occur on or about June 30, 1999.

        b. At Closing, Subscriber shall tender to the Corporation in immediately available funds the full Subscription Price for the Shares. Concurrently therewith, the Corporation shall issue to Subscriber a stock certificate reflecting Subscriber's ownership of the Shares.

4.      Representations and Warranties by Subscriber.

        a. Securities. Subscriber acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under
(i) the Securities Act of 1933, as amended, by virtue of Section 4(2) of the Act and the provisions of Rule 506 of Regulation D ("Regulation D") promulgated thereunder, and (ii) corresponding provisions of Hawaii securities laws. In furtherance thereof, Subscriber hereby represents and warrants to the Corporation the following:

               (1) Accredited Investor. Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act of 1933 (the "1933 Act").

               (2) Investment Intent. Subscriber is purchasing the Shares solely on Subscriber's own account for investment purposes, and not with a view to or for the resale, distribution, subdivision, or fractionalization thereof, in whole or in part. Subscriber has not entered, and has no present plans to enter, into any contract, undertaking, agreement, or arrangement for any such resale, distribution, subdivision, or fractionalization thereof, in whole or in part. Subscriber does not presently have reason to anticipate any change in Subscribers's circumstances, or any particular occasion or event, which would cause Investor to sell or otherwise dispose of such Shares. No interests in the Shares have been offered or solicited by Subscriber in violation of the 1933 Act.

               (3) Investment Experience; Suitability. Subscriber has such prior knowledge and experience in financial and business matters that is capable of evaluating the merits and risks of owning the Shares. Subscriber understands that the purchase of the Shares is a long-term commitment of capital, the timing and amount of return of which cannot be assured. Subscriber has determined that the Shares are a suitable investment for Subscriber. Subscriber has adequate means for providing for its current needs and contingencies, has no need for liquidity in this investment and can withstand the loss of its entire investment in the Shares.

               (4) Present Status as Shareholder. Subscriber is presently a shareholder of the Corporation.

        b. Status and Authority. Subscriber represents and warrants to the Corporation the following:

               (1) The description of Subscriber in Exhibit A is true and correct. Subscriber is authorized and qualified to own the Shares. The execution, delivery, and performance by Subscriber of this Subscription Agreement are within the powers of Subscriber, have been duly authorized, and will not constitute or result in a breach or default under or conflict with any order, ruling, regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which Subscriber is a party or by which Subscriber is bound, and if Subscriber is an entity will not violate any provision of the organizational and governing documents of, Subscriber.

               (2) The person signing this Subscription Agreement on behalf of Subscriber has been duly authorized by Subscriber to do so, and the signature on this Subscription Agreement is genuine. This Subscription Agreement constitutes a legal, valid, and binding obligation of Subscriber, enforceable in accordance with its terms.

               (3) Subscriber is a "United States Person" for purposes of the U.S. Internal Revenue Code.

        c. Independent Investigation. Subscriber represents and warrants to the Corporation that Subscriber has had full opportunity to investigate and conduct its own due diligence with respect to its purchase of the Shares, including without limitation the opportunity to request of the Corporation information, documents and other materials, as Subscriber has deemed pertinent to its diligence review.

        d. No Disposition of Shares Without Securities Law Compliance. Subscriber agrees not to subdivide the Shares to offer, sell, pledge, hypothecate, or otherwise transfer or dispose of any portion of Shares, absent compliance with the 1933 Act (and the Hawaii Act, if applicable). Subscriber understands that:

               (1) No federal or state agency has made any finding or determination as to the fairness of the terms of the this Subscription Agreement, or any recommendation or endorsement of the Shares.

               (2) The Company intends to apply to the Securities and Exchange Commission to deregister the Company's shares under the Securities Exchange Act of 1934 (the "1934 Act") and that such deregistration will adversely affect the liquidity of the Shares.

5. Representations and Warranties by the Corporation. The Corporation represents and warrants the following:

        a.     Status and Authority.

               (1) the Corporation is a duly formed, validly existing Hawaii corporation in good standing in the State of Hawaii.

               (2) The execution, delivery, and performance by the Corporation of this Subscription Agreement are within the powers of the Corporation, have been duly authorized, and will not constitute or result in a breach or default under or conflict with any order, ruling, regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Corporation is a party or by which the Corporation is bound, and will not violate any provision of the organizational and governing documents, of the Corporation.

               (3) The person signing this Subscription Agreement on behalf of the Corporation has been duly authorized by the Corporation to do so, and such signature on this Subscription Agreement is genuine. This Subscription Agreement constitutes a legal, valid, and binding obligation of the Corporation, enforceable in accordance with its terms.

6. Counsel for Corporation. Subscriber agrees that the law firm Carlsmith Ball has acted as counsel for the Corporation and is not representing or acting on behalf of Subscriber.

7. Termination. This Agreement shall terminate on September 30, 1999, if Closing does not occur by 5:00 p.m. H.S.T. on that date.

8.      Miscellaneous.

        a. No Assignment. Without prior written consent of the Corporation, which consent may be withheld in the Corporation's sole discretion, this Subscription Agreement may not be assigned by Subscriber and Subscriber agrees not to transfer or assign this Subscription Agreement or the obligations or duties contained herein. Without prior written consent of Subscriber, which consent may be withheld in Subscriber's sole discretion, this Subscription Agreement may not be assigned by the Corporation and the Corporation agrees not to transfer or assign this Subscription Agreement or the obligations or duties contained herein.

        b. Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Hawaii.

        c. Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed given when personally delivered, or if mailed one day after mailing by certified first-class mail, postage prepaid, addressed in the case of Subscriber to Subscriber's address set forth on Exhibit A and in the case of the Corporation to:

               Hawaii National Bancshares
               45 King Street
               Honolulu, Hawaii 96817
               Attn: Corporate Secretary

or to such other address as such party shall have given notice hereunder.

        d. Amendment. Neither this Subscription Agreement nor any provision hereof shall be modified, discharged, or terminated except by instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

        e. Binding Effect; Entire Agreement. Except as otherwise provided herein, this Subscription Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. This Subscription Agreement embodies the entire agreement and understanding between Subscriber and the Corporation regarding the subject matter hereof and supersedes all prior agreements and understandings with respect to the subject matter hereof.

        f. Section Headings. The headings in this Subscription Agreement are inserted for convenience and identification only; they are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Subscription Agreement or any of its provisions.

        IN WITNESS WHEREOF, the parties have executed this Subscription Agreement this ____ day of _____________, 1999.

Subscriber:                            Corporation:
                                       Hawaii National Bancshares, Inc.



                                       By
------------------------------------     --------------------------------------
                                         Its

                                    Exhibit A



Full Legal Name of Subscriber:      ________________________________

Type of Entity:   o Individual  o Trust  o Corporation    o General Partnership

                  o Limited Partnership  o Limited Liability Company

Jurisdiction of Formation (if entity): ____________________

Address:       ____________________________________________

               ____________________________________________

               ____________________________________________

               ____________________________________________

               ____________________________________________

Telephone:     ____________________________________________

Taxpayer Identification Number:____________________________

Number of Shares Subscribed for:___________________________

Price per share                             $9,000

Total Subscription Price                    $_______

                                                              EXHIBIT 17(d)(1)

                        HAWAII NATIONAL BANCSHARES, INC.

                              45 North King Street
                             Honolulu, Hawaii 96817

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                       ----------------------------------

NOTICE IS HEREBY GIVEN that, pursuant to call of its Directors, the Annual Meeting of Shareholders of Hawaii National Bancshares, Inc. (the "Company") will be held in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii, on Wednesday, June 30, 1999, at 10:00 a.m., for the purpose of considering and voting upon the following matters:

        1. AMENDMENT OF ARTICLES OF INCORPORATION. To consider and act upon a proposal to amend the Company's Articles of Incorporation, to (i) reduce the number of shares of common stock which the Company is authorized to issue from 10 million shares, $1.00 par value per share ("Existing Shares"), to 50,000 shares, $200.00 par value per share ("New Common Stock"), and (ii) consolidate and convert each 200 outstanding Existing Shares into one share of New Common Stock.

        2. ELECTION OF DIRECTORS. To elect a Board of Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

        3. WHATEVER OTHER BUSINESS may properly be brought before the meeting or any adjournment thereof.

Only those shareholders of record at the close of business on June 2, 1999, shall be entitled to notice of the meeting and to vote at the meeting.

                                        BY ORDER OF THE BOARD OF DIRECTORS



                                        Gordon J. Mau
                                        Secretary

Honolulu, Hawaii
June _, 1999

                             YOUR VOTE IS IMPORTANT

WE URGE YOU TO COMPLETE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. IF YOU DO ATTEND THE MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                                  TENDER OFFER

PLEASE NOTE: THE ENCLOSED PROXY STATEMENT ALSO ANNOUNCES, AND PROVIDES INFORMATION ABOUT, THE COMPANY'S OFFER TO PURCHASE ALL OF THE EXISTING SHARES THAT YOU OWN, AT $45.00 PER SHARE. THIS OFFER ("TENDER OFFER") COMMENCES ON JUNE _, 1999 AND ENDS ON JUNE 30, 1999. IF YOU DESIRE TO SELL YOUR EXISTING SHARES IN THE TENDER OFFER, SEE "ABOUT THE ANNUAL MEETING," "SUMMARY OF THE TENDER OFFER" AND "THE TENDER OFFER."

                                TABLE OF CONTENTS

                                                                                  Page No.
                                                                                  --------
ABOUT THE ANNUAL MEETING..............................................................1

SUMMARY OF THE REVERSE STOCK SPLIT....................................................3

SUMMARY OF THE TENDER OFFER...........................................................5

SUMMARY OF OTHER MATTERS IN CONNECTION WITH THE MEETING...............................6

ANNUAL MEETING OF SHAREHOLDERS........................................................7

        Date, Time and Place..........................................................7
        Purpose.......................................................................7
        Record Date; Shares Outstanding and Entitled to Vote..........................7
        Vote Required.................................................................7
        Voting, Solicitation and Revocation of Proxies................................8

THE REVERSE STOCK SPLIT...............................................................9

        General.......................................................................9
        Background; Alternatives Considered...........................................9
        Reasons for the Reverse Stock Split..........................................10
        Basic Terms of the Reverse Stock Split.......................................11
        Exchange of Stock Certificates...............................................13
        Cash for Fractional Shares...................................................14
        Conditions of the Reverse Stock Split; Regulatory Approvals..................14
        Effect on Market for Shares..................................................14
        Termination of Exchange Act Registration.....................................14
        Fees and Expenses; Sources of Funds..........................................15
        Interests of Certain Persons in the Reverse Stock Split......................16
        Fairness of Cash Consideration for Fractional Shares.........................16
        Opinion of Financial Advisor.................................................17
        Other Considerations.........................................................21
        Certain Federal Income Tax Considerations....................................22
        Rights of Dissenting Shareholders............................................24
        Required Vote; Indications of Voting Intent by Luke Family
           Shareholders and Management...............................................27
        Recommendation of the Board of Directors.....................................27

THE TENDER OFFER.....................................................................27

        General......................................................................27
        Tender Offer Open to All Shareholders........................................28
        Reasons for the Tender Offer.................................................28
        Basic Terms of the Tender Offer..............................................29
        Investment Considerations....................................................29
        Tender Offer Procedures......................................................31

                                                                                  Page No.
                                                                                  --------
        Possible Extension or Termination............................................32
        Determination Of Validity....................................................32
        Lost, Destroyed or Stolen Certificates.......................................33
        Withdrawal Rights............................................................33
        Conditions to the Tender Offer...............................................34
        Effect on Market for Shares..................................................35
        Fees and Expenses; Sources of Funds..........................................35
        Interests of Certain Persons in the Tender Offer.............................36
        Fairness of Cash Consideration for Tendered Shares;
           Opinion of Financial Advisor..............................................36
        Certain Federal Income Tax Considerations....................................36
        Approval by the Board of Directors; No Shareholder Approval Required.........38

MARKET AND DIVIDEND INFORMATION......................................................39

        Market Information...........................................................39
        Number of Equity Holders.....................................................39
        Dividends....................................................................39

ELECTION OF DIRECTORS................................................................39

        General......................................................................39
        Information With Respect to Directors/Nominees...............................40
        Compensation of Directors....................................................42
        Information Regarding the Board of Directors and Committees..................42
        Required Vote; Recommendation of the Board of Directors......................43

EXECUTIVE COMPENSATION...............................................................43

        Compensation of Named Executive Officers.....................................43
        Summary Compensation Table...................................................43
        Compensation Committee Report on Executive Compensation......................45
        Performance Graph............................................................46
        Compensation Committee Interlocks and Insider Participation..................47

PRINCIPAL SHAREHOLDERS...............................................................47

SECURITY OWNERSHIP OF MANAGEMENT.....................................................50

TRANSACTIONS IN COMMON STOCK.........................................................50

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................................51

COMPLIANCE WITH SECTION 16(a) REQUIREMENTS...........................................52

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS............................................52

SHAREHOLDER PROPOSALS................................................................53

WHERE YOU CAN FIND MORE INFORMATION..................................................53

                                                                                  Page No.
                                                                                  --------
INFORMATION INCORPORATED BY REFERENCE................................................53

OTHER BUSINESS.......................................................................54


APPENDIX A - HAWAII BUSINESS CORPORATION ACT

APPENDIX B - PROPOSED AMENDMENT TO HAWAII NATIONAL BANCSHARES, INC.
                 ARTICLES OF INCORPORATION

APPENDIX C - OPINION OF NATIONSBANC MONTGOMERY SECURITIES LLC

APPENDIX D - QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS ENDED
             MARCH 31, 1999

                    PRELIMINARY PROXY/TENDER OFFER STATEMENT

                        HAWAII NATIONAL BANCSHARES, INC.
                                45 N. King Street
                                  P.O. Box 3740
                             Honolulu, Hawaii 96812
                                 (808) 528-7711

                             -----------------------

THIS PROXY STATEMENT AND THE ACCOMPANYING FORM OF PROXY ARE BEING SENT TO SHAREHOLDERS OF HAWAII NATIONAL BANCSHARES, INC. (THE "COMPANY") ON OR ABOUT JUNE ___, 1999 FOR USE IN CONNECTION WITH THE ANNUAL MEETING OF SHAREHOLDERS OF THE COMPANY ("ANNUAL MEETING") TO BE HELD ON JUNE 30, 1999. THIS DOCUMENT ALSO SERVES AS THE TENDER OFFER STATEMENT IN CONNECTION WITH THE TENDER OFFER THAT IS SUMMARIZED BELOW AND DESCRIBED UNDER "THE TENDER OFFER."

THE TRANSACTIONS DESCRIBED IN THIS PROXY/TENDER OFFER STATEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ABOUT THE ANNUAL MEETING

WHEN AND WHERE IS THE ANNUAL MEETING?

        The Annual Meeting will be held at 10:00 a.m. on Wednesday, June 30, 1999, in the Board Room of the Banking House, Fourth Floor, 45 N. King Street, Honolulu, Hawaii 96817.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

        At the Annual Meeting, shareholders will act upon the matters outlined in the accompanying notice of meeting, including a proposal to amend the Company's Articles of Incorporation to provide for a one-for-200 reverse stock split (the "Reverse Stock Split") and the election of directors.

WHAT ARE THE COMPANY'S OBJECTIVES?

        On April 27, 1999, the Company's Board of Directors adopted resolutions providing for a going-private plan (the "Plan") to restructure the share ownership of the Company. The purpose of the Plan is to reduce the number of Company shareholders below 300, thus allowing the Company to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "1934 Act"). This will allow the Company to eliminate the substantial time and expense associated with 1934 Act compliance. The Company's Board of Directors believes that the Company's shareholders derive little benefit from the Company's status as a publicly-held corporation. Over the past several years, the Company believes that third-party purchase or sale transactions have been negligible. Since January 1, 1996, shares representing less than 4% of the Company's outstanding common stock (just over 1% on a annualized basis) have been purchased or sold. Accordingly, the Company believes that the benefit of the public market for the Existing Shares is limited. The Plan will also allow the Company to operate effectively as a private company, which is more consistent with its ownership concentration. See "THE REVERSE STOCK SPLIT - Reasons for the Reverse Stock Split."

HOW WILL THESE OBJECTIVES BE ACCOMPLISHED?

o A ONE-FOR-200 REVERSE STOCK SPLIT ("REVERSE STOCK SPLIT") that will have the effect of eliminating the shares of all Company shareholders who own less than 200 shares of the Company's currently outstanding common stock ("Existing Shares") by converting such Existing Shares into a right to receive cash in the amount of $45.00 per Existing Share. Company shareholders who own 200 or more Existing Shares will have each 200 of such shares converted into one share of common stock (the "New Common Stock") and will receive cash in lieu of fractional shares at $45.00 per Existing Share, unless such shareholders elect to participate in the tender offer described below. The Reverse Stock Split is summarized below and is described in detail under "THE REVERSE STOCK SPLIT."

o A TENDER OFFER ("TENDER OFFER") extended to all Company shareholders. Although it is open to all shareholders, the Tender Offer is primarily directed at those shareholders who own 200 or more Existing Shares (that is, all shareholders who will not have all of their Existing Shares automatically converted into a right to receive cash as a result of the Reverse Stock Split). The Company will offer to purchase all (but not less than all) of the Existing Shares owned by any Company shareholder at $45.00 per share. THE TENDER OFFER WILL COMMENCE ON JUNE ____, 1999 AND END AT 5:00 P.M. HONOLULU TIME ON JUNE 30, 1999. The Tender Offer is summarized below and is described in detail under "THE TENDER OFFER." The Company does not believe that Mr. K.J. Luke, together with his family, descendants and their related entities (the "Luke Family") will tender any of their Existing Shares in the Tender Offer. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer."

o A PRIVATE PLACEMENT OF NEW COMMON STOCK, to occur after the filing of the amendment to the Company's Articles of Incorporation and the completion of the Tender Offer. In the private placement, the Company will sell shares of New Common Stock to members of the Luke Family, and entities owned or controlled by them, at an effective pre-Reverse Stock Split price of $45.00 per share (which is the same price offered in the Tender Offer). The proceeds of this private placement will be used to fund the Reverse Stock Split and the Tender Offer. See "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds."

        IF YOU OWN LESS THAN 200 EXISTING SHARES, AND IF THE REVERSE STOCK SPLIT IS APPROVED AND IMPLEMENTED, YOU WILL RECEIVE CASH FOR THE SHARES THAT YOU OWN. SEE "THE REVERSE

STOCK SPLIT." YOU MAY TENDER SUCH SHARES IN THE TENDER OFFER, BUT YOU DO NOT NEED TO DO SO, AS YOU WILL RECEIVE THE SAME AMOUNT OF CASH PURSUANT TO THE REVERSE STOCK SPLIT AS YOU WOULD RECEIVE IN THE TENDER OFFER. SEE "THE TENDER OFFER - TENDER OFFER OPEN TO ALL SHAREHOLDERS."

        IF YOU OWN 200 OR MORE EXISTING SHARES, YOU WILL RECEIVE ONE SHARE OF NEW COMMON STOCK FOR EACH 200 SHARES OF EXISTING COMMON STOCK THAT YOU OWN, AND CASH IN LIEU OF ANY FRACTIONAL SHARE. YOU MAY ELECT, HOWEVER, TO SELL ALL (BUT NOT LESS THAN ALL) OF YOUR EXISTING SHARES TO THE COMPANY IN THE TENDER OFFER. SEE "THE TENDER OFFER."

                       SUMMARY OF THE REVERSE STOCK SPLIT

WHAT EFFECT WILL THE REVERSE STOCK SPLIT HAVE ON ME?

o If you own less than 200 Existing Shares on the effective date of the Reverse Stock Split, you will receive cash in lieu of the fractional share of New Common Stock to which you would otherwise be entitled, at a price equal to $45.00 per Existing Share. After the effective date of the Reverse Stock Split, you will have no continuing interest as a shareholder of the Company. As noted under "THE TENDER OFFER - Tender Offer Open to All Shareholders" below, you may tender your Existing Shares in the Tender Offer, but you need not do so, as the amount per share you would receive is the same as you will receive pursuant to the Reverse Stock Split.

o If you own 200 or more Existing Shares on the effective date of the Reverse Stock Split, you will receive one (1) share of New Common Stock for each 200 shares of Existing Common Stock that you own, and you will receive cash (at a rate equal to $45.00 per Existing Share) in lieu of any fractional share that would otherwise be issuable. HOWEVER, you may elect to participate in the Tender Offer, in which case the Company would purchase all of your Existing Shares, at $45.00 per share, and you would not receive any shares of New Common Stock.

        See "THE REVERSE STOCK SPLIT - Basic Terms of the Reverse Stock Split."

AM I ENTITLED TO DISSENT FROM THE REVERSE STOCK SPLIT?

        To be able to dissent from the Reverse Stock Split and demand the right to receive a cash payment from the Company for the fair value of the Existing Shares held by any such dissenter, a record shareholder must file a notice in writing with the Company before the time of the vote to approve the Reverse Stock Split at the Annual Meeting, advising that the shareholder intends to demand to be paid fair compensation for his or her Existing Shares, and such dissenting shareholder must refrain from voting for the Reverse Stock Split at the Annual Meeting. Dissenting shareholders also must follow the procedures set forth in the Hawaii Business Corporations Act, the applicable sections of which are attached to this Proxy/Tender Offer Statement as APPENDIX A. The failure of a shareholder to follow the specific requirements set forth in the Hawaii Business Corporations Act concerning such dissenters' rights will result in the loss of such rights. See "THE REVERSE STOCK SPLIT Rights of Dissenting Shareholders."

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT?

        Shareholders who receive cash upon redemption of their fractional share interests in the New Common Stock as a result of the Reverse Stock Split will generally recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The Company has not received an opinion of counsel in connection with the tax consequences of the Reverse Stock Split. Each shareholder is urged to consult his or her own tax advisor regarding the tax consequences of the Reverse Stock Split. See "THE REVERSE STOCK SPLIT Certain Federal Income Tax Considerations."

WHAT IS THE BOARD'S RECOMMENDATION?

        The Board of Directors recommends that you vote "FOR" the proposal to amend the Company's Articles of Incorporation, effecting the Reverse Stock Split.

        At a meeting held on April 27, 1999, the Company's Board of Directors unanimously approved the Plan, including the Reverse Stock Split. The Board of Directors has concluded that the Plan, and the Reverse Stock Split provided for in the Plan, is fair to, and in the best interests of, the Company and its shareholders. The Board reserves the right to abandon the Reverse Stock Split, and not to file an amendment to the Company's Articles of Incorporation to effect the Reverse Stock Split, even if approved by the Company's shareholders, if the Board subsequently determines that the Reverse Stock Split is no longer in the best interests of the Company and its shareholders.

WHAT VOTE IS REQUIRED TO APPROVE THE REVERSE STOCK SPLIT?

        The affirmative vote of at least 66 2/3% of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split.

        As described under "ANNUAL MEETING OF SHAREHOLDERS - Vote Required," those members of the Luke Family who are Company directors, executive officers or 10% shareholders have indicated that they intend to vote in favor of the Reverse Stock Split. Thus, approval of the Reverse Stock Split is assured. Only two of the five directors of the Company (Messrs. Arthur S.K. Fong and Tan Tek
Lum) are outside directors (i.e., neither a member of the Luke Family nor an employee of the Company or Hawaii National Bank, the Company's subsidiary). See "THE REVERSE STOCK SPLIT - Interests of Certain Persons in the Reverse Stock Split."

HAS THE COMPANY OBTAINED AN INDEPENDENT OPINION REGARDING THE REVERSE STOCK
SPLIT?

        As described under "THE REVERSE STOCK SPLIT - Background; Alternatives Considered," NationsBanc Montgomery Securities LLC ("NMS") has rendered its opinion as investment bankers to the Board with respect to the fairness from a financial point of view to the shareholders of the Company of the cash consideration to be received by such shareholders in the Reverse Stock Split and the Tender Offer. See "THE REVERSE STOCK SPLIT - Opinion of Financial Advisor."

                                 SUMMARY OF THE TENDER OFFER

WHY IS THE COMPANY CONDUCTING THE TENDER OFFER?

        The Reverse Stock Split is designed to reduce the number of Company shareholders below 300, thus allowing the Company to accomplish its objective of deregistering under the 1934 Act. The purpose of the Tender Offer is to allow Company shareholders who own 200 or more Existing Shares to sell such shares at the same price ($45.00 per share) as will be received by shareholders who receive cash for all of their Existing Shares pursuant to the Reverse Stock Split.

        Holders of 200 or more Existing Shares who elect not to sell such shares to the Company pursuant to the Tender Offer will receive New Common Stock as described in "THE REVERSE STOCK SPLIT." Because there may be some disadvantages associated with owning shares of New Common Stock (see "THE TENDER OFFER - Investment Considerations"), the Company has determined to offer persons who will otherwise receive such shares the option to sell their Existing Shares for cash. See "THE TENDER OFFER - Reasons for the Tender Offer."

WHO CAN PARTICIPATE IN THE TENDER OFFER?

        All Company shareholders may participate in the Tender Offer. The Tender Offer is open to all shareholders in order to comply with applicable rules and regulations of the Securities and Exchange Commission ("SEC"). However, if you own less than 200 Existing Shares, you will receive cash for such shares assuming the Reverse Stock Split is effective, so you do not need to participate in the Tender Offer, as you would receive the same amount of cash per share in the Tender Offer. See "THE TENDER OFFER - Tender Offer Open to All Shareholders." The Company does not believe that members of the Luke Family will tender their Existing Shares in the Tender Offer. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer."

WHAT DOES THE TENDER OFFER MEAN TO ME?

        You may sell all (but not less than all) of your Existing Shares to the Company pursuant to the Tender Offer. The Company will purchase all Existing Shares validly tendered pursuant to the terms of the Tender Offer at a purchase price of $45.00 per Existing Share. To participate in the Tender Offer, a shareholder must deliver his or her Existing Shares to the Company with the accompanying Letter of Transmittal as described under "THE TENDER OFFER - Tender Offer Procedures" by the Expiration Date. The Expiration Date is June 30, 1999 or such later date to which the Company may extend the Tender Offer as described under "THE TENDER OFFER - Basic Terms of the Tender Offer."

        The consummation of the Tender Offer is conditioned on the approval by the Company's shareholders of, and the effectiveness of, the Reverse Stock Split. Pending the effectiveness of the Reverse Stock Split, all tendered Existing Shares will be held in escrow, and not accepted for payment by the Company. See "THE TENDER OFFER - Conditions to the Tender Offer." Prior to the Expiration Date and the effectiveness of the Reverse Stock Split, you may withdraw your Existing Shares from the Tender Offer by providing a written notice to the Company. See "THE TENDER OFFER - Withdrawal Rights."

WHAT OTHER MATTERS SHOULD I CONSIDER IN EVALUATING THE TENDER OFFER?

        Following the Reverse Stock Split, the Company intends to terminate its registration under the 1934 Act, and thereafter it will not be required to file periodic reports with the SEC. It is expected that there will be little or no market for shares of New Common Stock. Although it has no present plans to do so, the Company reserves the right to take corporate action in the future in order to eliminate non-tendering shareholders who are not members of the Luke Family, causing the Company to be wholly owned by the Luke Family. See "THE TENDER OFFER - Investment Considerations."

        NEITHER THE COMPANY, THE BOARD OF DIRECTORS NOR NMS MAKES ANY RECOMMENDATION AS TO WHETHER ANY COMPANY SHAREHOLDER SHOULD TENDER OR RETAIN HIS OR HER EXISTING SHARES IN THE TENDER OFFER.

WHAT ARE THE FEDERAL TAX CONSEQUENCES OF PARTICIPATING IN THE TENDER OFFER?

        Shareholders who receive cash from the Company as a result of tendering their Existing Shares in the Tender Offer will recognize gain or loss based on their adjusted basis in the shares purchased by the Company. Each shareholder is urged to consult his or her tax advisor regarding the tax consequences of tendering his or her Existing Shares in the Tender Offer. See "THE TENDER OFFER
- Certain Federal Income Tax Considerations."

                     SUMMARY OF OTHER MATTERS IN CONNECTION
                                WITH THE MEETING

WHAT DO I NEED TO DO NOW?

        ALL COMPANY SHAREHOLDERS will vote on the Reverse Stock Split and on the election of directors. Read this Proxy/Tender Offer Statement and mail your signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be represented at the Annual Meeting.

        ALL COMPANY SHAREHOLDERS MAY PARTICIPATE IN THE TENDER OFFER. However, as described under "THE TENDER OFFER - Tender Offer Open to All Shareholders," if you own less than 200 Existing Shares, you need not participate in the Tender Offer, as you will automatically receive the same amount per Existing Share pursuant to the Reverse Stock Split. IF YOU OWN 200 OR MORE EXISTING SHARES, you have two choices. You may either sell your Existing Shares to the Company in the Tender Offer, or you may retain such shares. If you retain your Existing Shares, and if the Reverse Stock Split is approved, you will receive shares of New Common Stock, and cash in lieu of fractional shares, as described under "THE REVERSE STOCK SPLIT." THE TENDER OFFER COMMENCES ON JUNE _____, 1999 AND TERMINATES AT 5:00 P.M. HONOLULU TIME ON JUNE 30, 1999. IF YOU ELECT TO PARTICIPATE IN THE TENDER OFFER, YOU SHOULD READ THIS PROXY/TENDER OFFER STATEMENT, AND FOLLOW THE INSTRUCTIONS IN "THE TENDER OFFER - TENDER OFFER PROCEDURES."

CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

        Yes. See "ANNUAL MEETING OF SHAREHOLDERS - Voting, Solicitation and Revocation of Proxies."

SHOULD I SEND MY STOCK CERTIFICATES IN NOW?

        IF YOU DO NOT WANT TO PARTICIPATE IN THE TENDER OFFER, DO NOT SEND IN YOUR STOCK CERTIFICATES NOW. After the Reverse Stock Split is approved and effected, the Company will send you instructions for submitting your stock certificate(s) in exchange for a stock certificate representing your shares of New Common Stock, if any, and cash in lieu of fractional shares.

        IF YOU ELECT TO PARTICIPATE IN THE TENDER OFFER (REGARDLESS OF THE NUMBER OF EXISTING SHARES THAT YOU OWN), YOU SHOULD SEND IN YOUR STOCK CERTIFICATE(S) NO LATER THAN JUNE 30, 1999, in accordance with the instructions in "THE TENDER OFFER - Tender Offer Procedures." However, you must tender all of the shares that you own of record to participate in the Tender Offer.

                         ANNUAL MEETING OF SHAREHOLDERS

DATE, TIME AND PLACE

        The Annual Meeting will be held on Wednesday, June 30, 1999, at 10:00 a.m. Honolulu time, in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii 96817.

PURPOSE

        The purpose of the Annual Meeting is to consider and vote upon:

o The amendment of the Company's Articles of Incorporation, which will effect the Reverse Stock Split;

o       The election of directors for the ensuing year; and

o       Other matters, if any, that may properly come before the Annual Meeting.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

        The Company has fixed 5:00 p.m. Honolulu time on June 2, 1999 as the record date for determining the holders of Company common stock entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the record date, there were [711,000] Existing Shares issued and outstanding, held by approximately ____ holders of record. Holders of record of Existing Shares are entitled to one vote per share.

VOTE REQUIRED

        Amendment of Articles of Incorporation. The affirmative vote of at least 66 2/3% of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation, which will effect the Reverse Stock Split. Certain members of the Luke Family, who hold approximately 88% of the outstanding Existing Shares, have indicated that they intend to vote in favor of the amendment. Thus, approval of the amendment is assured. See "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent by Luke Family Shareholders and Management."

        Election of Directors. Each shareholder will have one vote for each Existing Share held, except that cumulative voting may be required in the election of directors. If cumulative voting applies, the necessary vote for the election of directors is described below. If cumulative voting does not apply, directors must be elected by a majority of the Existing Shares represented in person or by proxy at the Annual Meeting, assuming that a quorum (a majority of all Existing Shares entitled to vote) is present at such meeting.

        Hawaii law requires use of cumulative voting in the election of directors if, not less than 48 hours prior to the time fixed for the Annual Meeting, any shareholder delivers a request therefor to an office of the Company. Cumulative voting means that each shareholder present in person or by proxy may cast a number of votes equal to the number of his or her shares multiplied by the number of directors to be elected. The shareholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more as the shareholder see fit. The nominees receiving the highest number of votes on the foregoing basis, up to the total number to be elected, will be the successful nominees. If cumulative voting is requested, the holders of management proxies will vote the proxies received by them cumulatively in such manner as is determined by them at that time.

VOTING, SOLICITATION AND REVOCATION OF PROXIES

        If the enclosed proxy is duly executed and received in time for the Annual Meeting, it will be voted in accordance with the instructions given. If no instruction is given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR (i) the approval of the amendment of the Company's Articles of Incorporation and (ii) the election of the nominated directors. Any proxy given by a shareholder may be revoked before its exercise by written notice to the Secretary of the Company, or by a subsequently dated proxy, or in open meeting before the shareholder vote is taken. The shares represented by properly executed unrevoked proxies will be voted in accordance with the instructions on the proxy. With regard to any other matters that may properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with the recommendations of management on such matters.

        The proxy for the Annual meeting is being solicited on behalf of the Company's Board of Directors. The Company will bear the cost of solicitation of proxies from its shareholders. In addition to using the mails, proxies may be solicited by personal interview, telephone and wire. Banks, brokerage houses, other institutions, nominees and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of the proxies. Officers and other employees of the Company may solicit proxies personally. The Company does not expect to pay any compensation for the solicitation of proxies, but will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy material to and obtaining proxies from their principals.

                             THE REVERSE STOCK SPLIT

GENERAL

        The purpose of the Reverse Stock Split is to reduce the number of Company shareholders below 300 by buying the Existing Shares of small shareholders (under 200 Existing Shares) in the Company. As described below under "Basic Terms of the Reverse Stock Split," the Reverse Stock Split consists of an amendment to the Company's Articles of Incorporation, pursuant to which each 200 Existing Shares will be converted into one share of New Common Stock. The text of the proposed amendment to the Company's Articles of Incorporation is attached as APPENDIX B. Because the Company will not issue fractional shares of New Common Stock, any shareholder who owns less than 200 Existing Shares (which would convert into less than a whole share of New Common Stock) will instead receive cash in lieu of such fractional interest, at a price equal to $45.00 per Existing Share. Shareholders who own less than 200 Existing Shares may elect to tender such shares in the Tender Offer, although they need not do so, as they would receive the same amount in the Tender Offer as they will pursuant to the Reverse Stock Split. See "THE TENDER OFFER Tender Offer Open to All Shareholders." Shareholders who own 200 Existing Shares or more will receive one share of New Common Stock for each 200 Existing Shares that they own (and cash in lieu of any resulting fraction of a share of New Common Stock, at a price equal to $45.00 per Existing Share), UNLESS such shareholders instead elect to sell all of their Existing Shares in the Tender Offer.

BACKGROUND; ALTERNATIVES CONSIDERED

        The Company's Board of Directors has informally discussed the feasibility of reducing the number of Company shareholders in order to permit deregistration of the Company's common stock under the 1934 Act for several years. Based on discussions with its legal counsel in early 1999, the Board authorized the exploration of strategies for accomplishing this objective. After review of the legal, economic and procedural issues involved, management, in consultation with its legal counsel, determined that the Plan, which includes the Reverse Stock Split, the Tender Offer and the Private Placement, was appropriate and decided to recommend the Plan to the Board. On April 8, 1999, the Board of Directors engaged NMS to render its opinion as investment bankers to the Board with respect to the fairness from a financial point of view to the shareholders of the Company of the cash consideration to be received by the shareholders in the Reverse Stock Split and the Tender Offer. See "Opinion of Financial Advisor."

        The Board concurred with management's recommendation that the Reverse Stock Split is the most efficient way to reduce the number of Company shareholders below 300, and determined that the Tender Offer is an appropriate procedure for allowing holders of 200 or more Existing Shares the option to liquidate their investment on the same economic terms as will apply to holders of less than 200 Existing Shares in the Reverse Stock Split. On April 27, 1999, the Board approved and adopted the Plan, and determined to submit the Plan (specifically the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split) to the Company's shareholders at the Annual Meeting.

        The Company also considered, as a possible alternative to the Reverse Stock Split, a merger of the Company into a newly-formed corporation owned either by the Company or the

Luke Family, with conversion of the outstanding Existing Shares occurring in the same general manner as in the Reverse Stock Split. The Company determined that this alternative was unduly burdensome due to constraints imposed by state and federal securities laws, and because of the need for filings with, and approval of, bank regulatory agencies.

        The Company determined to proceed with the Plan at this time because of the continuing stagnant state of the economy in Hawaii and the lack of trading activity in the Existing Shares. Additionally, until 1997 the Existing Shares had historically traded at prices below the book value of such shares, and the Company did not believe that it was appropriate to proceed with a going-private transaction under such circumstances.

REASONS FOR THE REVERSE STOCK SPLIT

        In considering the Reverse Stock Split, the Board of Directors determined that there was little benefit to either the Company or its shareholders from the Company's status as a public company. Approximately 88% of Existing Shares are owned by members of the Luke Family. There are no shareholders with significant holdings outside the Luke Family. Approximately 1,138 Company shareholders of record own less than 250 Existing Shares each. Of such shareholders, approximately 854 own less than 50 Existing Shares each. Given the very large percentage of Existing Shares owned by the Luke Family, and the large number of shareholders with very small holdings of Existing Shares, the Board of Directors no longer believes that it is efficient to allocate corporate resources, including management time, to compliance with public company regulatory and reporting requirements. Given the relative lack of trading activity in the Existing Shares, the Board believes few shareholders receive any significant benefit from such compliance. In considering the effect of its public company status on its operations and business plan, the Board believes both would be enhanced if Company management had the flexibility to make long-term decisions without disproportionate emphasis on the short-term profitability associated with such decisions in the context of a more broadly held public reporting company.

        As a result of the current composition of stock ownership, the relative lack of trading in the Existing Shares, the Board of Directors believes that the risks and expenses of continuing as a publicly-held company substantially outweigh the benefits to current shareholders. Accordingly, the Board of Directors proposed the Reverse Stock Split to achieve the following purposes:

o To reduce the number of shareholders of record of the Company to less than 300 in order to terminate the registration of the Company's common stock under the 1934 Act;

o To relieve the Company of the burdens, risks and costs associated with the regulatory and reporting requirements of the 1934 Act and the rules and regulations of the SEC pursuant to the 1934 Act (see "Termination of Exchange Act Registration"), which have not, in view of the relatively inactive trading market for Existing Shares, provided countervailing benefits;

o To facilitate management's long-term business plan of growth without undue emphasis on short-term profitability;

o To enable management to pursue the Company's long-term business plan without consideration of its effects on public shareholders and the risks of liability resulting from its status as a public company;

o To reduce the costs of servicing small shareholders, while at the same time paying such shareholders what the Company believes is a fair price for their Existing Shares in an otherwise illiquid market.

o To allow shareholders to avoid incurring the attendant costs of a sale on the open market, including sales commissions, with the price of such market sales uncertain due to the sometimes significant spread (as much as 20% historically) between bid and ask prices for Existing Shares.

BASIC TERMS OF THE REVERSE STOCK SPLIT

        Upon shareholder approval and the filing of the amendment of the Company's Articles of Incorporation, the outstanding shares of Company common stock will be consolidated and converted from 10 million to 50,000 and the par value will be increased from $1.00 to $200.00 per share. Accordingly, each 200 Existing Shares that are outstanding on the date of the filing of the amendment will be converted into one share of New Common Stock. After giving effect to the Reverse Stock Split, the Company expects that the number of shareholders of record will be reduced such that the Company's regulatory and reporting requirements under the 1934 Act could be terminated. Based on the Company's shareholder records, the Company believes that the Reverse Stock Split will reduce the number of Company shareholders to approximately 100. (This number will be further reduced to the extent that shareholders owning 200 or more Existing Shares elect to participate in the Tender Offer. See "THE TENDER OFFER
- Investment Considerations"). Following the Company's termination of its registration under the 1934 Act, the Company will no longer incur the expense of compliance with 1934 Act regulatory and reporting requirements. Corporate resources currently devoted to such compliance (estimated to be approximately $175,000, inclusive of management time, per year) can be allocated to other areas where they can be used more efficiently.

        Holders of Less Than 200 Existing Shares. Upon the effectiveness of the Reverse Stock Split, shareholders who are not entitled to receive a whole share of New Common Stock (all shareholders who own less than 200 Existing Shares on the effective date of the Reverse Stock Split) will cease to be shareholders or have any interest in the equity or future prospects of the Company. Such shareholders will receive cash in lieu of the fractional share of New Common Stock which they would otherwise receive, in an amount equal to $45.00 per Existing Share. Such shareholders will not participate in any increase or decrease in the value of the Company or the New Common Stock.

        As noted under "THE TENDER OFFER - Tender Offer Open to All Shareholders," holders of less than 200 Existing Shares may also elect to participate in the Tender Offer. The Company is making the Tender Offer open to all shareholders in order to comply with certain regulations of the SEC regarding tender offers. However, if you own less than 200 Existing Shares, it is not necessary for you to participate in the Tender Offer, as you will receive the same amount per Existing Share automatically, pursuant to the Reverse Stock Split, as you would receive if you tendered your Existing Shares in the Tender Offer ($45.00 per Existing Share). You may receive payment a few days earlier, however, if you tender your Existing Shares in the Tender Offer instead of having such shares converted into the right to receive cash pursuant to the Reverse Stock Split.

                         EXAMPLE - LESS THAN 200 SHARES

                On the effective date of the Reverse Stock Split, Shareholder A owns 100 Existing Shares. At the ratio of one (1) share of New Common Stock for each 200 Existing Shares, Shareholder A would be entitled to receive only one-half of a share of New Common Stock. Because no fractional shares will be issued in the Reverse Stock Split, Shareholder A will not receive any New Common Stock, but will instead receive a cash payment from the Company, at the rate of $45.00 per Existing Share. In this example, Shareholder A will receive $4,500.00 and will no longer be a shareholder of the Company.

        Holders of 200 or More Existing Shares. Shareholders who own 200 or more Existing Shares will be entitled to receive one (1) share of New Common Stock for each 200 Existing Shares that they own on the effective date of the Reverse Stock Split. Except for the difference in the number of shares authorized, the number of shares owned by shareholders, and par value, the New Common Stock be identical, with respect to voting, dividend and other rights, to the former Existing Shares. However, because the Company intends to terminate its registration under the 1934 Act following the Reverse Stock Split, and thereafter will not file reports pursuant to the 1934 Act, and because of the number and composition of the Company's shareholders following the Reverse Stock Split, it is anticipated that there will not be a market for the New Common Stock. See "THE TENDER OFFER - Investment Considerations."

        A shareholder who owns 200 or more Existing Shares may elect to:

o Retain such Existing Shares, which will be converted into shares of New Common Stock as a result of the Reverse Stock Split (with cash in lieu of fractional shares), or

o Participate in the Tender Offer, by tendering all of his or her Existing Shares to the Company, in exchange for $45.00 per share in cash.

                           EXAMPLE -200 OR MORE SHARES

                On the effective date of the Reverse Stock Split, Shareholder B owns 750 Existing Shares. At the ratio of one (1) share of New Common Stock for each 200 Existing Shares, Shareholder B will be entitled to receive 3 3/4 shares of New Common Stock. Because no fractional shares will be issued in the Reverse Stock Split, Shareholder B would receive 3 shares of New Common Stock and $6,750.00 in cash as payment for the fractional ( 3/4) share.

                Shareholder B may elect:

        o To retain his or her Existing Shares, which will be converted on the effective date of the Reverse Stock Split into 3 3/4 shares of New Common Stock,

                (resulting in receipt of 3 shares of New Common Stock and cash in payment for the fractional share as described above) and continue to be a shareholder of the Company; OR

        o To tender all of his or her Existing Shares in the Tender Offer, and receive cash in the amount of $45.00 per share (in this example, a total of $33,750.00).

        THE DECISION WHETHER OR NOT TO TENDER SHARES IN THE TENDER OFFER IS COMPLETELY AT THE DISCRETION OF THE SHAREHOLDER, AND NEITHER THE COMPANY, ITS MANAGEMENT, THE BOARD OF DIRECTORS, NOR NMS MAKES ANY RECOMMENDATION AS TO WHETHER ANY COMPANY SHAREHOLDER SHOULD RETAIN OR TENDER HIS OR HER SHARES IN THE TENDER OFFER. SEE "THE TENDER OFFER."

EXCHANGE OF STOCK CERTIFICATES

        If the amendment to the Company's Articles of Incorporation is approved by the Company's shareholders, the Board of Directors will cause Amended and Restated Articles of Incorporation to be filed with the Hawaii Department of Commerce and Consumer Affairs, and a notice of such filing ("Notice"), along with a Transmittal Letter, to be sent to all holders of Existing Shares who have elected not to tender such shares pursuant to the Tender Offer, promptly after the effective date of the amendment.

        On the effective date of the Reverse Stock Split, each certificate representing an Existing Share will be deemed for all corporate purposes, and without any further action by any person, to evidence ownership of the reduced number of shares of New Common Stock and/or the right to receive cash for any fractional share interest. Each shareholder who holds fewer than 200 Existing Shares on the effective date of the Reverse Stock Split will cease to have any rights with respect to New Common Stock, and will have only the right to receive cash in lieu of the fractional share to which such holder would otherwise be entitled, as described in "Cash for Fractional Shares" below.

        If certificates for Existing Shares have been lost or destroyed, the Company may, in its sole discretion, accept in connection with the Reverse Stock Split a duly executed affidavit and indemnity agreement of loss or destruction, in a form satisfactory to the Company, in lieu of the lost or destroyed certificate. The Company's bylaws provide that if a certificate is lost or destroyed, the shareholder must submit, in addition to other documents, a bond or other security to the Company, satisfactory to the Board, indemnifying the Company and all other persons against any losses incurred as a consequence of the issuance of a new stock certificate. Shareholders whose certificates representing Existing Shares have been lost or destroyed should contact the Company. Additional instructions regarding lost or destroyed stock certificates will be included in the Notice and Transmittal Letter sent to Company shareholders after the effectiveness of the Reverse Stock Split.

        THE NOTICE AND TRANSMITTAL LETTER WILL BE SENT BY THE COMPANY TO SHAREHOLDERS PROMPTLY AFTER THE EFFECTIVE DATE OF THE REVERSE STOCK SPLIT. IF YOU ELECT NOT TO TENDER YOUR SHARES AS DESCRIBED UNDER "THE TENDER OFFER," DO NOT SEND IN YOUR STOCK CERTIFICATE(S) UNTIL YOU RECEIVE THE NOTICE AND TRANSMITTAL LETTER.

        There will be no service charges or costs payable by Company shareholders in connection with the exchange of their certificates or in connection with the payment of cash in lieu of fractional shares. These costs will be borne by the Company.

CASH FOR FRACTIONAL SHARES

        The Company will not issue fractional shares of New Common Stock. Accordingly, if you own less than 200 Existing Shares, you will not receive a fractional share of New Common Stock, but will instead receive cash in lieu of such fractional interest. The amount of cash that you will receive will be equal to $45.00 for each Existing Share that you own on the effective date of the Reverse Stock Split.

        If you own 200 or more Existing Shares, and if you elect not to tender such Existing Shares to the Company in the Tender Offer, you will receive one share of New Common Stock for each 200 Existing Shares that you own on the effective date of the Reverse Stock Split, and you will receive cash in lieu of any resulting fractional share of New Common Stock, also at a price equal to $45.00 per Existing Share represented.

CONDITIONS OF THE REVERSE STOCK SPLIT; REGULATORY APPROVALS

        Aside from shareholder approval of the amendment of the Company's Articles of Incorporation (see "Required Vote; Indications of Voting Intentions of Luke Family Shareholders and Management") the Reverse Stock Split is not subject to any conditions or regulatory approvals. However, the Board of Directors may abandon the Reverse Stock Split before the Amendment to the Company's Articles of Incorporation is filed, if it believes that it is in the best interests of the Company or its shareholders to do so. In addition, the Company is required to make certain filings with the SEC under the 1934 Act in connection with the Reverse Stock Split, the Tender Offer and this Proxy/Tender Offer Statement. Such filings have been made.

EFFECT ON MARKET FOR SHARES

        Following the Reverse Stock Split, the Company intends to deregister its common stock under the 1934 Act. See "Termination of Exchange Act Registration" below. This and other factors will likely mean that the market for New Common Stock will be significantly more limited than the market for Existing Shares has historically been. These factors are discussed at "THE TENDER OFFER - Investment Considerations."

TERMINATION OF EXCHANGE ACT REGISTRATION

        The Existing Shares are currently registered under the 1934 Act. Such registration may be terminated upon application of the Company to the SEC if there are fewer than 300 record holders of the Company's outstanding shares. Upon the consummation of the Reverse Stock Split, the Company will have approximately 100 shareholders of record (less any shareholders who own 200 or more Existing Shares and who elect to tender such shares in the Tender Offer). The Company intends to make application for termination of registration of the shares of New Common Stock as promptly as possible after the effective date of the Reverse Stock Split.

        Termination of registration under the 1934 Act will substantially reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the 1934 Act, such as the short-swing profit provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with shareholder meetings pursuant to Section 14(a), and the requirements of Rule 13E-3 under the 1934 Act regarding "going private" transactions, no longer applicable to the Company. Furthermore, "affiliates" of the Company may be deprived of the ability to dispose of their New Common Stock pursuant to Rule 144 promulgated under the 1934 Act.

        The Company estimates that termination of registration of the New Common Stock under the 1934 Act will save the Company as much as approximately $175,000 per year in legal, accounting, printing, management time, and other expenses per year.

FEES AND EXPENSES; SOURCES OF FUNDS

        The total amount of funds that will be required by the Company to fund the cash payments in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split and to purchase Existing Shares in the Tender Offer (the "Purchase Funds") is estimated to be as much as approximately $3,840,000. This estimated total is based on the stock records of the Company as of March 31, 1999 and assumes that all holders of more than 200 Existing Shares tender such shares in the Tender Offer, except the officers, directors and affiliates of the Company who have indicated to the Company that they do not intend to tender their shares. See "THE TENDER OFFER - Interests of Certain Persons in the Tender Offer." Additionally the Company anticipates legal, financial advisory, accounting, printing, and other fees and expenses in relation to the transactions contemplated by the Plan (the "Transaction Expenses") of approximately $250,000.

        The Company will obtain the Purchase Funds through a private placement of New Common Stock (the "Private Placement") to certain members of the Luke Family and entities owned or controlled by them ("Luke Family Purchasers"). It is anticipated that the Private Placement will occur on or about June 30, 1999. The Private Placement will comply with applicable exemptions from registration under federal and state securities laws.

        In the Private Placement, The Luke Family Purchasers will acquire shares of New Common Stock at a post-Reverse Stock Split price of $9,000 per share. Adjusted to give effect to the Reverse Stock Split, this is exactly the same per-share price that Company shareholders will receive for fractional shares in the Reverse Stock Split and for tendered Existing Shares in the Tender Offer. The Luke Family Purchasers will acquire sufficient shares of New Common Stock in the Private Placement to fund, on a dollar-for-dollar basis, the Company's obligation to pay the Purchase Funds. For example, if the total Purchase Funds required in the Reverse Stock Split and the Tender Offer are $3,840,000, then The Luke Family Purchasers will acquire 427 shares of New Common Stock in order to fund such payments. The effect of the Private Placement will be to further concentrate the ownership of New Common Stock in the Luke Family. See "THE TENDER OFFER - Investment Considerations."

        The Company will pay all Transaction Expenses in connection with the Reverse Stock Split and the Tender Offer. The Transaction Expenses will be funded by means of a dividend in an amount equal to the amount of the Transaction Expenses, paid by the Company's subsidiary, Hawaii National Bank (the "Bank") to the Company.

        Persons and Assets Employed, Retained or Utilized. As described above, the Company will fund the Transaction Expenses through a dividend in the approximate amount of such expenses from the Bank payable to the Company. No other significant assets of the Company or the Bank will be employed or utilized in connection with the Reverse Stock Split or the Tender Offer. As described in "THE ANNUAL MEETING - Voting, Solicitation and Revocation of Proxies," certain officers and employees of the Company and/or the Bank may personally solicit proxies in connection with the Annual Meeting. Additionally, certain employees of the Bank will be involved in coordinating the procedural aspects of the Tender Offer, as the Bank serves as the transfer agent for the Company. No officer or employee of the Company or the Bank will be separately compensated for the solicitation of proxies or any other activity undertaken in connection with the solicitation of proxies or the consummation of the Reverse Stock Split or Tender Offer generally.

INTERESTS OF CERTAIN PERSONS IN THE REVERSE STOCK SPLIT

        Company directors Messrs. K. J. Luke, Warren K. K. Luke and Gordon J. Mau are members of the Luke Family. Although Mr. Tan Tek Lum is not a member of the Luke Family, he is the brother-in-law of the wife of Warren K. K. Luke. As described above under "Reasons for the Reverse Stock Split," the purpose of the Reverse Stock Split is to reduce the number of Company shareholders in order to allow the Company to "go private" by deregistering under the 1934 Act. The elimination of small holdings of Existing Shares, together with the anticipated effects of the Tender Offer and the Private Placement, will further concentrate the equity ownership of the Company in the Luke Family. Members of the Luke Family, including directors named above, have a substantial interest, by virtue of being members of the Luke Family, in the implementation of the Reverse Stock Split and the other elements of the Plan.

FAIRNESS OF CASH CONSIDERATION FOR FRACTIONAL SHARES

        In determining that the cash consideration to be paid in connection with fractional shares ($45.00 per Existing Share) is fair from a financial point of view, the Board of Directors evaluated the recommendations of the Company's management, which recommendations were based on several factors, including the relation of such cash consideration to both the current and historical trading prices for the Existing Shares, the book value of the Existing Shares, the state of the Company's and the Bank's financial condition and results of operations, both currently and historically, the relative lack of a trading market for the Existing Shares, the ownership composition of the outstanding Existing Shares, and the state of the Hawaiian economy generally.

        Based on its analysis of these factors, the Board of Directors accepted and approved management's recommendation that $45.00 per Existing Share is fair from a financial point of view to the Company's shareholders. As additional support for its conclusion that the cash consideration is fair to the Company's shareholders, the Board engaged NMS to deliver an opinion with respect to the matter.

OPINION OF FINANCIAL ADVISOR

        General: Pursuant to an engagement letter dated April 8, 1999 (the "Engagement Letter"), the Company engaged NMS to render to the Company's Board an opinion with respect to the fairness from a financial point of view of the price per Existing Share to be received by holders of the Company's Existing Shares in the Tender Offer and the Reverse Stock Split. NMS is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. The Company selected NMS to render the opinion on the basis of its experience and expertise and its reputation in the banking and investment communities. NMS was not retained nor did it advise the Company with respect to the terms or structure of the Reverse Stock Split or the Tender Offer or with respect to alternatives to the Reverse Stock Split or the Tender Offer or the Company's underlying decision to proceed with or effect the Reverse Stock Split or the Tender Offer.

        At a meeting of the Company's Board on April 27, 1999, NMS delivered its opinion that the price per Existing Share to be received by the holders of the Company's Existing Shares pursuant to the Tender Offer and the Reverse Stock Split was fair to such shareholders from a financial point of view, as of the date of such opinion.

        THE FULL TEXT OF NMS'S WRITTEN OPINION TO THE COMPANY'S BOARD, DATED APRIL 27, 1999, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND LIMITATIONS OF THE REVIEW BY NMS, IS ATTACHED HERETO AS APPENDIX C AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY OF NMS'S OPINION IS QUALIFIED IN ITS ENTIRETY. NMS'S OPINION IS DIRECTED TO THE COMPANY'S BOARD IN ITS CONSIDERATION OF THE REVERSE STOCK SPLIT AND THE TENDER OFFER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF THE COMPANY'S EXISTING SHARES AS TO WHETHER SUCH HOLDER SHOULD TENDER EXISTING SHARES IN THE TENDER OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE REVERSE STOCK SPLIT AT THE ANNUAL MEETING. NMS'S OPINION ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE PER SHARE PRICE TO BE RECEIVED BY HOLDERS OF EXISTING SHARES IN THE REVERSE STOCK SPLIT AND THE TENDER OFFER AND DOES NOT ADDRESS THE RELATIVE MERITS OF ANY ASPECT OF THE REVERSE STOCK SPLIT OR THE TENDER OFFER OR ANY ALTERNATIVES TO THE REVERSE STOCK SPLIT OR THE TENDER OFFER. STATEMENTS TO SUCH EFFECT ARE INCLUDED IN NMS'S OPINION.

        In connection with its April 27, 1999 opinion, NMS, among other things:
(i) reviewed certain publicly available financial and other data with respect to the Company, including the consolidated financial statements for recent years and subsidiary bank financial statements for the quarter ended March 31, 1999 and certain other relevant financial and operating data relating to the Company made available to it from published sources and from the internal records of the Company; (ii) reviewed the financial terms and conditions of the Reverse Stock Split and the Tender Offer; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Existing Shares; (iv) compared the Company from a financial point of view with certain other companies in the banking industry which it deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry and selected "going-private" transactions involving self-tenders, which it deemed to be comparable, in whole or in part, to the Tender

Offer and the Reverse Stock Split; (vi) reviewed and discussed with representatives of the management of the Company certain information of a business and financial nature regarding the Company, furnished to it by them, including financial forecasts and related assumptions of the Company; (vii) made inquiries regarding and discussed the Tender Offer and the Reverse Stock Split and other matters related thereto with the Company's counsel; and (viii) performed such other analyses and examinations as it deemed appropriate.

        In connection with its review, NMS did not assume any obligation independently to verify the foregoing information and relied on its being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to NMS by its management, upon their advice and with the Company's consent, NMS assumed for purposes of its opinion that the forecasts, including management's assessment of the prospects for earnings growth subsequent to 2001, were reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of the Company and that it provided a reasonable basis upon which NMS could form its opinion. NMS assumed that there were no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to NMS. NMS relied on advice of counsel and independent accountants to the Company as to all legal and financial matters with respect to the Company, the Tender Offer and the Reverse Stock Split. NMS assumed that the Tender Offer and the Reverse Stock Split will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the 1934 Act and all other applicable federal and state statutes, rules and regulations. In addition, NMS did not assume responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was NMS furnished with any such appraisals. NMS is not an expert in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with the Company's consent, that such allowances were in the aggregate adequate to cover such losses. Finally, NMS's opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to NMS as of, the date of the opinion.

        Set forth below is a brief summary of the information presented by NMS to the Company's Board of Directors on April 27, 1999 in connection with its opinion.

        Discounted Cash Flow Analysis: In performing the discounted cash flow analysis, NMS utilized management's estimates of future net income and assumed that any equity in excess of 7% generated through earnings would be distributed as cash distributions to shareholders of the Company over a four-year period. The estimated net income in the year 2003 was multiplied by estimated price to forward earnings multiples ranging from 10.0x to 14.0x to generate a terminal value representing the potential value of the Company in 2002. The cash distributions and the terminal value were discounted back to the present using a 15% discount rate. This analysis indicated that the present value of the Company's future stock price plus cash distributions ranged from $9.79 to $10.35 per share. The $45.00 Tender Offer and Reverse Stock Split price per Existing Share exceeded the range of values implied by this analysis.

        Comparable Public Company Analysis: NMS analyzed the trading multiples of a comparison group of three Hawaii-based banks and 21 publicly traded banks nationwide with assets less than $1 billion and a return on average assets of less than 1.00% on average over the last three years. The Company's return on average assets during this period was 0.17%. The multiples that were analyzed were price to book value, price to tangible book value, price to 1999 estimated earnings, price to deposits, and the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits. The price to latest twelve months' earnings multiple was not considered due to the net loss that the Company reported for 1998. The median values of these multiples were then applied to the Company's financial data. Based on the group of three Hawaii-based banks, this analysis indicated that the Company's current Existing Share price should range from $5.50 to $56.17 per share. Based on two common measures of public market valuation, price to book value and price to tangible book value, the analysis indicated the Company's current Existing Share price should range from $44.03 to $48.65 with a median value of $48.11, as compared to the Tender Offer and the Reverse Stock Split price per Existing Share of $45.00 per share. NMS noted, however, that based on price to projected earnings, also a common measure of public market valuation, the Company's current Existing Share price should range from $5.50 to $5.63.

        Based on the group of 21 publicly traded banks, this analysis indicated that the Company's current Existing Share price should range from $4.89 to $45.04 per share. Based on the two common measures of public market valuation, price to book value and price to tangible book value, the analysis indicated the Company's current Existing Share price should range from $35.40 to $38.68 with a median value of $36.47, as compared to the Tender Offer and the Reverse Stock Split price per Existing Share of $45.00 per share. NMS noted, however, that based on the ratio of price to projected earnings, also a common measure of public market valuation, the Company's current Existing Share price should range from $4.89 to $5.48.

        Analysis of Selected Merger Transactions: NMS reviewed the multiples paid in selected categories of bank transactions. Specifically, NMS reviewed selected bank transactions from January 1, 1990 to April 27, 1999 involving (i) merger transactions with transaction value greater than $10 million and less than $100 million that involved a seller with an ROA of less than 0.50% on average over the three year period prior to sale; and (ii) merger transactions for Hawaiian banks with a transaction value less than $100 million and greater than $5 million (one transaction only). The multiples paid by the Company in the Tender Offer and the Reverse Stock Split are below the multiples paid for the first group and similar to multiples paid in the single transaction involving a Hawaiian bank. For each transaction, NMS analyzed data illustrating, among other things, purchase price to book value, purchase price to "adjusted" book value (assuming a premium is paid on a 6% "normalized" equity to assets level and dollar for dollar for equity above 6%), purchase price to tangible book value, purchase price to adjusted book value, purchase price to deposits, the ratio of the premium (i.e., purchase price in excess of tangible book value) to core deposits, and the premium paid to the seller's stock price thirty days prior to announcement.

        A summary of the median multiples in the analysis is as follows:

                                      Price to  Price to
                           Price to     Tang.      Adj.                 Premium      Premium
                             Book       Book       Book     Price to    to Core    to Price 30
Transaction Categories       Value      Value     Value     Deposits    Deposits   Days Prior
----------------------     --------   --------  ---------   --------    --------   ----------
Selected Mergers with        1.4x       1.4x       1.5x      12.7%        3.7%        22.3%
Transaction Value
Greater than $10 Million
and Less than $100
Million

Hawaii: Liberty Bank         1.2x       1.2x       1.2x       8.6%        1.5%         NA
Merger with BankAmerica
Reverse Stock                1.2x       1.2x       1.3x      11.6%        1.7%        9.8%
Split/Tender Offer Price

        No transaction used in the above analyses as a comparison is identical to the Reverse Stock Split and Tender Offer. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors that could affect the announced acquisition prices of the companies to which the Company is being compared. Given that only one of the transactions involved a Hawaii bank and all of the transactions represented acquisitions of an entire institution as opposed to a minority position, NMS placed significantly less weight on this analysis.

        Premiums Paid Analysis: NMS reviewed market premiums paid in five other self-tender offer transactions of $25 million or less from January 1, 1990 to April 27, 1999. In these transactions, the median and average premium paid over the stock price 30 days before the announcement was 10.9% and 10.4%, as compared to the Company's proposed market premium of 9.8%.

        Earnings Growth Analysis: Using a 12.6x terminal multiple (the median price to 1999 First Call estimated earnings multiple of the 4 Hawaii Banks excluding BancWest Corporation) and a 15% discount rate, NMS determined that the Company would have to achieve an average annual earnings growth rate of 112.8% through the year 2003 in order to obtain a present value stock price of $45.00. The Company's estimated stand-alone earnings growth rate from 1999 through the year 2003 is 13.0%. NMS noted that the Company's estimated stand-alone earnings per share growth rate for 1999 through the year 2001 is 0.0%.

        The summary set forth above does not purport to be a complete description of the presentation by NMS to the Company's Board or of the analyses performed by NMS. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. NMS believes that its analyses and the summary set forth above must be considered as a whole and that selecting a portion of its analyses and factors, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Company's Board. In addition, NMS may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be NMS's view of the actual value of the Company. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

        In performing its analyses, NMS made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by NMS are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of NMS's analysis of the fairness of the price per Existing Share to be received by the holders of the Company's Existing Shares in the Tender Offer and the Reverse Stock Split and were provided to the Company's Board in connection with the delivery of NMS's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or any time in the future. The forecasts used by NMS in certain of its analyses are based on numerous variables and assumptions, which are inherently unpredictable and must be considered not certain of occurrence as projected. Accordingly, actual results could vary significantly from those contemplated in such forecasts.

        As described above in this section, NMS's opinion and presentation to the Company's Board were among several factors taken into consideration by the Company's Board in making its determination to approve the Tender Offer and the Reverse Stock Split.

        Pursuant to the Engagement Letter, the Company paid NMS a fee of $100,000 upon the delivery of its written fairness opinion. The Company has also agreed to reimburse NMS for its reasonable out-of-pocket expenses, including reasonable fees and disbursements for NMS's legal counsel and other experts retained by NMS. The Company has agreed to indemnify NMS, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws.

OTHER CONSIDERATIONS

        In view of the large number of Company shareholders with small holdings of Existing Shares and past voting practices of such shareholders, the Board of Directors determined that it is not feasible to structure the Reverse Stock Split to require the approval of at least a majority of the Company's shareholders who are not members of the Luke Family. Based on its inquiry, the Company believes that approval of the Reverse Stock Split is assured. See "Required Vote; Indications of Voting Intent by Luke Family Shareholders and Management" below.

        The Company's directors (Messrs. Arthur S.K. Fong and Tan Tek Lum) who are neither Luke Family members nor officers or employees of the Company or the Bank have not, in connection with the Reverse Stock Split, retained unaffiliated representatives to act solely on behalf of the Company shareholders who are not Luke Family members for the purpose of negotiating the terms of the Reverse Stock Split, the Tender Offer or the Private Placement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The receipt by a holder of Existing Shares of cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split will be a taxable transaction for federal income tax purposes under the United States Internal Revenue Code of 1986, as amended (the "Code").

        Under Section 302 of the Code, a shareholder will recognize gain or loss upon receiving cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split if:

o The Reverse Stock Split results in a "complete redemption" of all of the shareholder's Existing Shares;

o The receipt of cash is "substantially disproportionate" with respect to the shareholder; or

o The receipt of cash is "not essentially equivalent to a dividend" with respect to the shareholder.

        These three tests are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code, as described below.

        If any one of the three tests is satisfied, the shareholder will recognize gain or loss on the difference between the amount of cash received by the shareholder pursuant to the Reverse Stock Split and the tax basis in the Existing Shares or the shares of New Common Stock held by such shareholder. Provided that the shares of New Common Stock constitute a capital asset in the hands of the shareholder, this gain or loss will be long-term capital gain or loss if the eligible Existing Shares are held for more than one year and will be short-term capital gain or loss if such shares are held for one year or less. In determining the basis and holding period of a shareholder's New Common Stock, the basis and holding period of such shareholder's Existing Shares will carry over as the basis and holding period of such shares of New Common Stock.

        Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in addition to shares directly owned by the shareholder. For example, an individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents ("family attribution"). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities ("entity attribution"). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option.

        The receipt of cash by a shareholder pursuant to the Reverse Stock Split will result in a "complete redemption" of all of the shareholder's Existing Shares as long as the shareholder does not constructively own any shares of New Common Stock immediately after the Reverse Stock Split. However, a shareholder may qualify for gain or loss treatment under the "complete redemption" test even though such shareholder constructively owns shares of New Common Stock provided that (i) the shareholder constructively owns shares of New Common Stock as a result of the family attribution rules (or, in some cases, as a result of a combination of the family and entity attribution rules), and (ii) the shareholder qualifies for a waiver of the family attribution rules (such waiver being subject to several conditions, one of which is that the shareholder has no interest in the Company immediately after the Reverse Stock Split, including as an officer, director or employee, other than an interest as a creditor.

        It is anticipated that most who receive cash in lieu of fractional shares of New Common Stock pursuant to the Reverse Stock Split will qualify for capital gain or loss treatment as a result of satisfying the "complete redemption" requirements. However, if the constructive ownership rules prevent compliance with these requirements, such shareholder may nonetheless qualify for capital gain or loss treatment by satisfying either the "substantially disproportionate" or the "not essentially equivalent to a dividend" requirements. In general, the receipt of cash pursuant to the Reverse Stock Split will be "substantially disproportionate" with respect to the shareholder if the percentage of shares of New Common Stock owned by the shareholder immediately after the Reverse Stock Split is less than 80% of the percentage of Existing Shares directly and constructively owned by the shareholder immediately before the Reverse Stock Split (giving effect to the difference in number of shares due to the Reverse Stock Split). Alternatively, the receipt of cash pursuant to the Reverse Stock Split will, in general, be "not essentially equivalent to a dividend" if the receipt of payment results in a "meaningful reduction" in the shareholder's proportionate interest in the Company.

        If none of the three tests described above is satisfied, the shareholder will be treated as having received a taxable dividend in an amount equal to the entire amount of cash received by the shareholder pursuant to the Reverse Stock Split.

        The receipt of shares of New Common Stock in the Reverse Stock Split by owners of more than 200 Existing Shares who elect not to participate in the Tender Offer will be a non-taxable transaction for federal income tax purposes. Accordingly, a holder of more than 200 Existing Shares who receives shares of New Common Stock will not recognize gain or loss, or dividend income, as a result of the Reverse Stock Split with respect to the shares of New Common Stock received (but, as described above, cash received in lieu of a fractional share of New Common Stock will be a taxable transaction to the extent of such cash received). In addition, the basis and holding period of such shareholder's shares of New Common Stock will carry over as the basis and holding period of such shareholder's shares of New Common Stock.

        The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) the payee has failed to properly report the receipt of "reportable payment" on several occasions and the IRS has notified the payor that withholding is required; or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to withholding under Section 3406 of the Code. As a result, if any one of the events discussed above occurs, the Company will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Tender Offer. A "reportable payment" includes, among other things, dividends and amounts paid through brokers in retirement of securities. Any amounts withheld from a payment to a shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's federal income tax, provided that the required information is furnished to the IRS. Certain shareholders (including corporations and tax exempt organizations) are not subject to the backup withholding requirements.

        THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF CERTAIN OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT, WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE REVERSE STOCK SPLIT (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

RIGHTS OF DISSENTING SHAREHOLDERS

        Although Hawaii law does not require dissenters' rights in connection with a reverse stock split, the Company has voluntarily elected to provide shareholders the right to dissent from the Reverse Stock Split and obtain payment for their Existing Shares pursuant to Sections 415-80 and 415-81 of the Hawaii Business Corporation Act (the "Act"). A shareholder who wishes to dissent must file with the Company, prior to the vote on the Reverse Stock Split at the Annual Meeting, a written notice that the shareholder intends to demand to be paid fair compensation for his Existing Shares, and he or she must refrain from voting such shares in approval of the Reverse Stock Split. A shareholder who fails in either respect will have no right to payment for the Existing Shares under either Section 415-80 or Section 415-81 of the Act. Such notice should be sent to Hawaii National Bancshares, Inc., 45 N. King Street, P.O. Box 3740, Honolulu, Hawaii 96812; Attention: President/Chief Executive Officer. IF YOU TENDER YOUR SHARES IN THE TENDER OFFER, YOU WILL NOT BE ABLE TO QUALIFY FOR DISSENTERS' RIGHTS.

        A PROXY CARD DIRECTING A VOTE AGAINST THE AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION TO EFFECT THE REVERSE STOCK SPLIT, OR AN ABSTENTION FROM VOTING, IS INSUFFICIENT TO SATISFY THE REQUIREMENTS FOR THE WRITTEN NOTICE THAT IS REQUIRED UNDER SECTION 415-81 OF THE ACT.

        Sections 415-80 and 415-81 of the Act are reprinted in their entirety as APPENDIX A to this Proxy /Tender Offer Statement. All references in Sections 415-80 and 415-81 of the Act and in this section to a "shareholder" are references to the record holder of Existing Shares. A person or persons having a beneficial interest in Existing Shares held of record in the name of another person or persons, such as a broker or nominee, and wishing to exercise dissenters' rights should act promptly to cause the shareholder of record to properly follow the steps summarized below and in a timely manner to perfect dissenters' rights concerning such Existing Shares.

        A SUMMARY OF IMPORTANT DETAILS CONCERNING THESE REQUIREMENTS IS SET FORTH BELOW; THE REQUIRED PROCEDURES SET FORTH IN SECTIONS 415-80 AND 415-81 OF THE ACT MUST BE FOLLOWED EXACTLY OR DISSENTERS' RIGHTS MAY BE LOST.

        The following discussion is not a complete statement of the law relating to dissenters' rights; it is qualified in its entirety by APPENDIX A. This discussion and APPENDIX A should be reviewed carefully by any shareholder who wishes to exercise dissenters' rights, or who wishes to preserve the right to do so; failure to comply with the procedures set forth in Sections 415-80 and 415-81 of the Act will result in the loss of dissenters' rights. Shareholders should consult their own legal advisors.

        If the Reverse Stock Split is effectuated, those shareholders of the Company who elect to exercise their dissenters' rights and who properly and timely perfect such rights will be entitled to receive the fair value in cash of their Existing Shares. Such cash payment would be in lieu of the shares of New Common Stock and/or amount of the cash they would otherwise receive upon the effectiveness of the Reverse Stock Split. Pursuant to Section 415-81 of the Act, "fair value" means the value of the Existing Shares immediately before the effectuation of the Reverse Stock Split, excluding any appreciation or depreciation in anticipation of the Reverse Stock Split, unless such exclusion would be inequitable.

        If the Company's shareholders approve the Reverse Stock Split by the required vote, then the Company must mail to those shareholders who submitted a written notice of intention to demand dissenters' rights and who refrained from voting their Existing Shares to approve of the Reverse Stock Split, a notice that the required shareholder approval of the Reverse Stock Split was obtained (the "Notice of Approval"). The Notice of Approval must: (i) state where and when a demand for payment must be sent and certificates of certificated shares must be deposited to obtain payment; (ii) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received; (iii) supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares; and (iv) be accompanied by a copy of Sections 415-80 and 415-81 of the Act. The time set for the demand and deposit must not be less than 30 days from the Company's mailing of the Notice of Approval.

        A shareholder who fails to demand payment and deposit his or her shares in the time and in the manner set forth in the Notice of Approval, will have no right as a dissenter to receive the fair value of his or her Existing Shares. The dissenter will retain all other rights of a shareholder until those rights are modified by effectuation of the Reverse Stock Split.

        Immediately upon effectuating the Reverse Stock Split, or upon receipt of timely demand for payment if the Reverse Stock Split already has been effectuated, the Company must remit to dissenters who have properly made their demand and deposited their stock certificates, the amount that the Company estimates to be the fair value of the Existing Shares, with interest if any has accrued. The Company's Board has determined that the fair value of the Existing Shares to be forty-five dollars ($45.00) per share, which is the same price offered in the Tender Offer and effectively the price to be paid for fractional shares after the Reverse Stock Split. See "Basic Terms of the Reverse Stock Split" and "THE TENDER OFFER - Tender Offer Open to All

Shareholders."

        The payment from the Company must be accompanied by: (i) the Company's balance sheet and statement of income for the fiscal year ending as of December 31, 1998, together with the Company's latest interim financial statements; (ii) a statement of the Company's estimate of the fair value of the Existing Shares; and (iii) a statement of the dissenter's right to demand supplemental payment for Existing Shares, with a copy of Sections 415-80 and 415-80 of the Act.

        If, within 60 days after the date set for demanding payment and depositing certificates as set forth in the Notice of Approval, the Company has not effectuated the Reverse Stock Split and remitted payment to dissenting shareholders, then the Company must return any stock certificates that have been deposited.

        If the Company fails to remit payment as set forth above or if the dissenter believes that the amount remitted is less than the fair value, or that the interest is incorrectly determined, then the dissenter may send to the Company his or her own estimate of the value of the Existing Shares or of the interest, and demand payment of the deficiency (the "Deficiency Notice"). If the dissenter does not file the Deficiency Notice with the Company within 30 days after the Company's mailing of the remittance to the dissenter, then the dissenter will be entitled to no more than the amount already remitted.

        Within 60 days of receiving a Deficiency Notice from a dissenter in accordance with the terms of Sections 415-80 and 415-81 of the Act, if any such demands for payment remain unsettled, the Company must file an action in an appropriate court of competent jurisdiction in the County of Honolulu, Hawaii, requesting that the court determine the fair value of the Existing Shares and interest. All dissenters who have complied fully with Sections 415-80 and 415-81 of the Act, wherever residing, whose demands have not been settled must be made parties to that proceeding. The court may appoint one or more persons as appraisers, to receive evidence and recommend a decision on the question of fair value. All dissenters made parties will be entitled to judgment for the amount by which the fair value of their shares is found to exceed the amount the Company previously remitted, with interest. If the Company fails to file suit in the time frame specified above, then the Company must pay each dissenter the amount he or she demanded in his or her Deficiency Notice.

        The costs and expenses of any proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, will be determined by the court and assessed against the Company; however, the court may apportion and assess any part of the costs and expenses as it deems equitable, against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be arbitrary, vexatious, or not in good faith. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems equitable against the Company and for any or all dissenters, if the Company failed to comply substantially with the requirements of Section 415-81 of the Act. The court may assess fees and costs against either the Company or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith concerning the rights provided by Sections 415-80 and 415-81 of the Act.

        If the shareholder votes for the Reverse Stock Split (either in person or by proxy), or if the Company does not timely receive such shareholder's written demand and deposit of shares or if the shareholder otherwise fails to comply in a timely manner with the procedures of Sections 415-80 and 415-81 of the Act, then such shareholder will be bound by the terms of the Reverse Stock Split, and he or she will lose the right as a dissenter to receive the fair value of his or her Existing Shares in cash. Any shares that lose their status as dissenting Existing Shares will be, or be deemed to have been, converted into the right to receive pursuant to the Reverse Stock Split: (i) one share of New Common Stock for every 200 Existing Stock Shares, and (ii) cash in lieu of fractional shares. See "Basic Terms of the Reverse Stock Split" and "Cash for Fractional Shares."

REQUIRED VOTE; INDICATIONS OF VOTING INTENT BY LUKE FAMILY SHAREHOLDERS AND MANAGEMENT

        The affirmative vote of at least 66 2/3 % of all Existing Shares outstanding on the record date is required to approve the amendment of the Company's Articles of Incorporation to effect the Reverse Stock Split. To the extent known to the Company after reasonable inquiry, the officers, directors and affiliates of the Company (including all members of the Luke Family) intend to vote in favor of the amendment of the Company's Articles of Incorporation. Such shareholders beneficially own approximately 88% of the outstanding Existing Shares. Thus approval of the amendment to the Articles of Incorporation is assured. Approval of the amendment of the Company's Articles of Incorporation has not been structured so that approval by at least of a majority of unaffililiated shareholders is required.

RECOMMENDATION OF THE BOARD OF DIRECTORS

        The Board of Directors has unanimously concluded that the Reverse Stock Split is fair to, and in the best interests of, the shareholders of the Company. The Reverse Stock Split has been approved by the directors (Messrs. Arthur S.K. Fong and Tan Tek Lum) who are neither Luke Family members nor officers or employees of the Company or the Bank. The Board of Directors recommends that you vote "FOR" the proposal to amend the Company's Articles of Incorporation, effecting the Reverse Stock Split.

                                THE TENDER OFFER

GENERAL

        The Board of Directors has determined to include the Tender Offer as a part of the Plan so that those Company shareholders who own 200 or more Existing Shares will have the option to elect to receive cash for such shares, on the same economic terms as will apply to holders of less than 200 Existing Shares in the Reverse Stock Split. Holders of 200 or more Existing Shares will thus be able to sell all (but not less than all) of their Existing Shares to the Company pursuant to the Tender Offer, or they may retain such shares, which will be converted into shares of New Common Stock as described in "THE REVERSE STOCK SPLIT."

TENDER OFFER OPEN TO ALL SHAREHOLDERS

        As described under "THE REVERSE STOCK SPLIT," if you own less than 200 Existing Shares, and if the Reverse Stock Split is approved and implemented, you will receive cash in lieu of the fractional share of New Common Stock that you would otherwise be entitled to, in an amount equal to $45.00 per Existing Share that you own. Accordingly, there is no need for you to participate in the Tender Offer, as the amount per Existing Share to be paid in the Tender Offer is also $45.00 per Existing Share. However, certain regulations of the SEC require that tender offers be made available to all shareholders. In order to comply with these regulations, the Company is making the Tender Offer to all shareholders, even though holders of less than 200 Existing Shares will receive the same amount of cash per share regardless of whether they tender their Existing Shares in the Tender Offer or retain their shares, which will be converted automatically into the right to receive cash pursuant to the Reverse Stock Split.

        As a result, if you own less than 200 Existing Shares, you may:

o Tender all (but not less than all) your Existing Shares in the Tender Offer, and receive $45.00 per Existing Share tendered; or

o Retain your Existing Shares, which will, on the effective date of the Reverse Stock Split, be converted into the right to receive $45.00 per Existing Share.

        Although the amount you receive per Existing Share will be exactly the same regardless of the election you make, it is possible that you would receive payment for your shares a few days earlier if you tender your shares in the Tender Offer.

REASONS FOR THE TENDER OFFER

        Based on current shareholder records, the Company believes that the effect of the Reverse Stock Split will be to reduce the number of Company shareholders below 300, thus allowing the Company to accomplish its objective of deregistering under the 1934 Act. The purpose of the Tender Offer is to allow Company shareholders who own 200 or more Existing Shares to sell such shares at the same price per share as will be received by shareholders who receive cash for their shares in the Reverse Stock Split. If the Company did not conduct the Tender Offer, shareholders owning 200 or more Existing Shares would only have the right to receive New Common Stock as a result of the Reverse Stock Split (except for the receipt of cash in lieu of fractional shares), and would not have the opportunity to liquidate their investment in the Company by receiving cash for all of their shares.

        Because there may be certain disadvantages to owning New Common Stock (see "Investment Considerations" below) the Board of Directors has determined to approve the Tender Offer to provide shareholders who would receive such New Common Stock with a liquidation alternative. Additionally, as described under "Investment Considerations," the Company reserves the right to take corporate action in the future to cause the Company to be wholly owned by the Luke Family, and the Tender Offer, if it is elected by some or all non-Luke Family shareholders, may serve to facilitate this objective.

BASIC TERMS OF THE TENDER OFFER

        The Tender Offer commences on ______, 1999 and ends at 5:00 P.M. HONOLULU TIME, JUNE 30, 1999 (THE "EXPIRATION DATE"). As described below under "Possible Extension or Termination," the Tender Offer may be extended under certain circumstances, and in such event the term `Expiration Date" means the date and time to which the Tender Offer is extended.

        If you desire to tender your Existing Shares in the Tender Offer, carefully follow the instructions under "Tender Offer Procedures" below, and the instructions in the Letter of Transmittal that is described in that section.

        As described above, the Tender Offer is open to all holders of Existing Shares, but if you own less than 200 Existing Shares, you will receive the same amount of cash for such shares pursuant to the Reverse Stock Split as you would receive if you tendered them in the Tender Offer. See "Tender Offer Open to All Shareholders."

        If you elect to tender your Existing Shares in the Tender Offer, you must tender all of the Existing Shares that you own.

        If you tender your Existing Shares, you have the right to withdraw such tender and have your Existing Shares returned to you, as described under "Withdrawal Rights" below.

        If you desire to tender your Existing Shares, but your stock certificate(s) for such shares have been lost, destroyed or stolen, you should contact the Company IMMEDIATELY in order to obtain the necessary affidavits or other documents, so that you can submit such documents prior to the Expiration Date. The Company's bylaws provide that a bond or other security will be required in connection with lost or destroyed certificates. See "Lost, Destroyed or Stolen Certificates."

        The Tender Offer is subject to certain conditions. (See "Conditions to the Tender Offer"). Among these conditions is the approval and effectiveness of the Reverse Stock Split. Until the Reverse Stock Split is effective, all tendered Existing Shares will be held in escrow by the Company and will not be accepted for payment. If the Reverse Stock Split does not become effective for any reason, all tendered Existing Shares will be returned to the shareholders who tendered them. If the Reverse Stock Split is approved by the shareholders and becomes effective, the Company will pay for the Existing Shares that have been properly tendered prior to the Expiration Date, and not properly withdrawn, as described under "Tender Offer Procedures."

INVESTMENT CONSIDERATIONS

        Each holder of Existing Shares should carefully review the following considerations in deciding whether to tender such shares pursuant to the Tender Offer or retain such shares for conversion into shares of New Common Stock (and cash for fractional shares) pursuant to the Reverse Stock Split.

        Change in Capitalization. Because members of the Luke Family have agreed to purchase New Common Stock in an amount equal to the funds expended by the Company in the Reverse Stock Split and the Tender Offer (see "Fees and Expenses; Sources of Funds"), other than the number of shares of New Common Stock outstanding after the Reverse Stock Split and Tender Offer and the out-of-pocket expenses related to those transactions, the capitalization of the Company will effectively be unchanged.

        Controlling Shareholders. The effect of the Reverse Stock Split and the Private Placement, and the anticipated effect of the Tender Offer, will be to further concentrate the equity ownership of the Company in members of the Luke Family, who together currently own approximately 88% of the outstanding Existing Shares. The various members of the Luke Family, and the entities that they own or control, do not have any contract, arrangement or understanding pursuant to which any of them has agreed to vote his, hers or its shares together with any other member of the Luke Family.

        Because the number, if any, of unaffiliated holders of 200 or more Existing Shares who will elect to tender such shares in the Tender Offer cannot be predicted, the percentage of New Common Stock that the Luke Family will own following the Reverse Stock Split, Tender Offer and Private Placement cannot be determined at this time. Additionally, as discussed below under "Possibility of Company Becoming Wholly Owned by Luke Family," the Company could take corporate action in the future to become 100% owned by members of the Luke Family, although it has no current plans in that regard.

        Lack of Public Information; Lack of Market for New Common Stock. Following completion of the Reverse Stock Split, the Company anticipates that it will have less that 300 shareholders of record and that it will not be required to file public information with the SEC thereafter. Although the Company does not believe that their is a substantial market for the Existing Shares currently, it anticipates that there will be little or no market for the New Common Stock. Shareholders who may need to subsequently liquidate their investment in the Company should consider the fact that a public market is not expected to exist for shares of New Common Stock after the Reverse Stock Split and the Tender Offer. This lack of liquidity could restrict the ability of holders of New Common Stock to sell or pledge such shares as collateral for loans.

        Further impacting the anticipated lack of a market for New Common Stock will be the higher per-share cost of shares of New Common Stock. Assuming by way of illustration only a current trading price of $45.00 per share for the Existing Shares, the shares of New Common Stock would have a trading price of $9,000.00 per share. The Company will not be required to, and will not, permit transfers of fractional shares of New Common Stock. The substantial anticipated trading price of a single share of New Common Stock can be expected to further reduce the liquidity of such shares. Although the Company could in the future mitigate this circumstance by effecting a stock split that would reduce the per-share trading price of the New Common Stock, it is not obligated to do so, and it has no current plans to do so.

        Possibility of Company Becoming Wholly Owned by Luke Family. The Company has no present plan or timetable to take steps to cause the Company to become wholly owned by the Luke Family and entities owned or controlled by the Luke Family. However, the Company reserves the right to take such steps in the future. The Company believes that in view of the very small percentage of non-Luke Family member shareholders projected to own New Common Stock following the effectiveness of the Reverse Stock Split and the completion of the Tender

Offer, the benefits of eliminating such interests may substantially outweigh the limitations and risks associated with unaffiliated minority shareholders. The future actions that the Company could take to cause the Company to be wholly owned by the Luke Family cannot be determined or predicted at this time, but could take the form of an additional reverse stock split, merger or similar corporate action. The possibility that the Company might take such actions in the future means that holders of 200 or more Existing Shares who elect not to participate in the Tender Offer, but elect instead to receive New Common Stock in the Reverse Stock Split, may not be able, over the long term, to continue such equity investment in the Company.

TENDER OFFER PROCEDURES

        Upon the terms and subject to the conditions of the Tender Offer, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Tender Offer set forth in "Conditions to the Tender Offer" the Company will accept for payment and pay a purchase price of $45.00 per Existing Share properly tendered, and not properly withdrawn. Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Existing Shares in order to comply with any applicable law or regulation.

        Payment for Existing Shares tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Company of:

o       the certificates evidencing such Existing Shares;

o the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees; and

o       any other documents required in the Letter of Transmittal.

        UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE AMOUNT FOR EXISTING SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT. In addition, if certain events occur, the Company may not be obligated to purchase Existing Shares pursuant to the Tender Offer. See "Conditions to the Tender Offer." In such a case, any Existing Shares tendered and not purchased will be returned to the tendering shareholder at the Company's expense as promptly as practicable after the Expiration Date or termination of the Tender Offer without expense to the tendering shareholder.

        The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Existing Shares purchased pursuant to the Tender Offer. Shareholders who hold shares through brokers or banks are urged to consult such brokers or banks to determine whether transaction costs are applicable if shareholders tender shares through such brokers or banks and not directly to the Company. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

        THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE COMPANY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

POSSIBLE EXTENSION OR TERMINATION

        Subject to the conditions of the Tender Offer (see "Conditions to the Tender Offer"), all Existing Shares that are validly tendered prior to the Expiration Date and not properly withdrawn will be purchased by the Company.

        Subject to applicable regulations of the SEC, the Company reserves the right, in its sole discretion, at any time, to:

        o       Extend the period of time that the Tender Offer is open;

        o Terminate the Tender Offer and not accept for payment any Existing Shares, upon the occurrence of any of the conditions described in "Conditions to the Tender Offer"; and

        o To waive any condition or otherwise amend the Tender Offer in any respect.

        If the Company makes a material change in the terms of the Tender Offer, or if it waives a material condition of the Tender Offer, and the Tender Offer is scheduled to expire at any time earlier than the tenth business day from the date of the Company's notice of such change or waiver (as described below), then the Tender Offer will be extended until the tenth business day following such notice.

        If the Company extends the Tender Offer, during the period of any such extension shareholders who have previously tendered Existing Shares will continue to have the right to withdraw such Existing Shares. See "Withdrawal Rights."

        Any extension of the Tender Offer, or any material change in the Tender Offer or waiver of a material condition of the Tender Offer will be followed as promptly as practicable by a public announcement. In the case of an extension of the Tender Offer, such announcement will be made no later than 9:00 a.m., Honolulu time, on the business day subsequent to the previously scheduled Expiration Date. The Company will make any such announcement by issuing a press release or by other means reasonably calculated to inform shareholders of the change.

DETERMINATION OF VALIDITY

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Existing Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Tender Offer or any defect or irregularity in the tender of any Existing Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Existing Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Tender Offer (including the Letter of Transmittal and the instructions contained in, or applying to, the Letter of Transmittal) will be final and binding.

LOST, DESTROYED OR STOLEN CERTIFICATES

        If any certificates for the Existing Shares have been lost, destroyed or stolen, shareholders should contact the Company immediately at the address and telephone number set forth on the first page of this Proxy/Tender Offer Statement. The Company then will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificate(s). The purchase price for the relevant Existing Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed. The Company's bylaws provide that if a certificate is lost or destroyed, the shareholder must submit, in addition to other documents, a bond or other security to the Company, satisfactory to the Board, indemnifying the Company and all persons against any losses incurred as a consequence of the issuance of a new stock certificate.

WITHDRAWAL RIGHTS

        Tenders of Existing Shares made pursuant to the Tender Offer are irrevocable except that such tendered Existing Shares may be withdrawn at any time prior to the Expiration Date and, unless accepted for payment by the Company pursuant to the Tender Offer, may also be withdrawn at any time before _____________, 1999. If the Company extends the Tender Offer, is delayed in its acceptance for payment of Existing Shares or is unable to accept Existing Shares for payment pursuant to the Tender Offer, the Company may, nevertheless, retain tendered Existing Shares, and such Existing Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described in this section.

        For a withdrawal to be effective, a written or facsimile transmission of a notice of withdrawal must be timely received by the Company. Any notice of withdrawal must specify the name of the person who tendered the shares, the name of the registered holder if different from the name of the person who tendered the shares, the number of Existing Shares tendered, and the number of shares to be withdrawn. If certificates representing shares to be withdrawn have been delivered or otherwise identified to the Company, the serial numbers shown on the particular certificates evidencing the shares to be withdrawn and a signed written notice of withdrawal (with the signature guaranteed if the signature was required to be guaranteed when the Existing Shares were tendered or if the person making withdrawal is not the person who tendered the Existing Shares) must be submitted prior to the physical release of certificates for the Existing Shares to be withdrawn. Released certificates will be returned to the registered holder of such Existing Shares or as otherwise directed by the letter of transmittal.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined in the sole discretion of the Company, which determination will be final and binding. Neither the Company nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal no will any of them incur any liability of any kind for failure to give any such notification.

        Any Existing Shares withdrawn will be deemed not validly tendered for purposes of the Tender Offer. However, withdrawn Existing Shares may be retendered at any subsequent time prior to the Expiration Date.

CONDITIONS TO THE TENDER OFFER

        The consummation of the Tender Offer is conditioned upon the approval by the Company's shareholders of the Reverse Stock Split (see "THE REVERSE STOCK SPLIT - Required Vote; Indications of Voting Intent of Luke Family Members and Management") and the effectiveness of such Reverse Stock Split. Prior to the Expiration Date and pending the effectiveness of the Reverse Stock Split, all Existing Shares tendered pursuant to the Tender Offer will be held in escrow and will not be accepted for payment. The Bank, as the Company's transfer agent, will retain all stock certificates representing escrowed Existing Shares until such time as they are (i) accepted for payment pursuant to the terms of the Tender Offer, or (ii) returned to the shareholder having tendered such certificates.

        Notwithstanding any term of the Tender Offer, the Company may, at its option, withdraw the Tender Offer and will not be required to accept for payment or purchase or pay for any Existing Shares tendered, if before termination of the Tender Offer, any event has occurred that has been determined by the Company, in its sole judgment, and regardless of the circumstances giving rise to it (including any action or omission to act by the Company), making it inadvisable to proceed with the Tender Offer or with the acceptance for payment or payment for the Existing Shares, including but not limited to the following events:

        o There shall have been instituted or threatened any action or proceeding before any court or administrative agency which challenges the purchase of shares pursuant to the Tender Offer or otherwise relates in any manner to the Tender Offer, or in the judgment of the Company could otherwise materially and adversely affect the Company; or

        o Any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the Tender Offer, by any governmental agency or other regulatory administrative authority, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the Tender Offer or materially impair the contemplated benefits of the Tender Offer to the Company; or

        o There shall have occurred any commencement of armed hostilities directly or indirectly involving the United States, or any national emergency, banking moratorium or suspension of payments by banks in the United States, or any general suspension of trading or limitation of prices for securities on any primary securities exchange or in the over-the-counter market in the United States, or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of ten percent measured from the close of business on ___________, 1999; or

        o Any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, prospects of the Company or the Bank, which, in the judgment of the Company, is or may be material to the Company or the Bank, any of which in the sole judgment of the Company makes it inadvisable to proceed with the acceptance of tenders, purchase of Existing Shares, or payment.

        Any determination by the Company concerning any events described in this section and any related judgment or decision by the Company regarding the inadvisability of proceeding with the purchase of or the payment for any shares tendered will be final and binding upon all parties. The conditions described above are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to those conditions or may be waived by the Company in whole or in part. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.

EFFECT ON MARKET FOR SHARES

        The Tender Offer itself will have little effect on the market for shares of New Common Stock, except that the number of Company shareholders (and the number of shareholders who are not members of the Luke Family) will be decreased to the extent of shares tendered in the Tender Offer. However, the Reverse Stock Split and the Company's subsequent deregistration under the 1934 Act, as described above in "Investment Considerations," will have a substantial effect on the liquidity of the New Common Stock.

FEES AND EXPENSES; SOURCES OF FUNDS

        Transaction expenses related to the Tender Offer will be funded by means of a dividend paid by the Bank to the Company. Purchase Funds necessary to pay for tendered Existing Shares will be raised through the Private Placement. See "THE REVERSE STOCK SPLIT - Fees and Expenses; Sources of Funds."

        The Company will reimburse any broker or dealer, commercial bank or trust company for customary handling and mailing expenses incurred in forwarding the Proxy/Tender Offer Statement and related documents. No broker, dealer, commercial bank or trust company has been authorized to act as an agent of the Company for purposes of the Tender Offer.

INTERESTS OF CERTAIN PERSONS IN THE TENDER OFFER

        Company shareholders and directors who are members of the Luke Family have a substantial interest in the implementation of the Tender Offer and the other elements of the Plan, as described in "THE REVERSE STOCK SPLIT - Interests of Certain Persons in the Reverse Stock Split."

        To the extent known by the Company after reasonable inquiry, the Company believes that no director, executive officer or affiliate of the Company ("affiliate" includes any member of the Luke Family or any entity owned or controlled by any member of the Luke Family) will tender any of the Existing Shares owned by such persons in the Tender Offer.

FAIRNESS OF CASH CONSIDERATION FOR TENDERED SHARES; OPINION OF FINANCIAL ADVISOR

        The Company considered a variety of factors, including the opinion of NMS, in determining that the amount to be paid for Existing Shares that are tendered in the Tender Offer is fair from a financial point of view to tendering shareholders. These factors are discussed at "THE REVERSE STOCK SPLIT - Fairness of Cash Consideration for Tendered Shares" and "THE REVERSE STOCK SPLIT - Opinion of Financial Advisor." A copy of the written opinion of NMS is attached to this Proxy/Tender Offer Statement as APPENDIX C.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The receipt by a holder of Existing Shares of cash in connection with the tender of such shares pursuant to the Tender Offer will be a taxable transaction for federal income tax purposes under the Code.

        Under Section 302 of the Code, a shareholder will recognize gain or loss upon receiving cash upon the tender of Existing Shares pursuant to the Tender Offer if:

        o The tender results in a "complete redemption" of all of the shareholder's Existing Shares;

        o The receipt of cash is "substantially disproportionate" with respect to the shareholder; or

        o The receipt of cash is "not essentially equivalent to a dividend" with respect to the shareholder.

        These three tests are applied by taking into account not only shares that a shareholder actually owns, but also shares that the shareholder constructively owns pursuant to Section 318 of the Code, as described below.

        If any one of the three tests is satisfied, the shareholder will recognize gain or loss on the difference between the amount of cash received by the shareholder pursuant to the Tender Offer and the tax basis in the Existing Shares tendered by such shareholder. Provided that the Existing Shares constitute a capital asset in the hands of the shareholder, this gain or loss will be long-term capital gain or loss if the eligible Existing Shares are held for more than one year and will be short-term capital gain or loss if such shares are held for one year or less.

        Under the constructive ownership rules of Section 318 of the Code, a shareholder is deemed to constructively own shares owned by certain related individuals and entities in addition to shares directly owned by the shareholder. For example, a individual shareholder is considered to own shares owned by or for his or her spouse and his or her children, grandchildren and parents ("family attribution"). In addition, a shareholder is considered to own a proportionate number of shares owned by estates or certain trusts in which the shareholder has a beneficial interest, by partnerships in which the shareholder is a partner, and by corporations in which 50% or more in value of the stock is owned directly or indirectly by or for such shareholder. Similarly, shares directly or indirectly owned by beneficiaries of estates of certain trusts, by partners of partnerships and, under certain circumstances, by shareholders of corporations may be considered owned by these entities ("entity attribution"). A shareholder is also deemed to own shares which the shareholder has the right to acquire by exercise of an option.

        The receipt of cash by a shareholder in the Tender Offer will result in a "complete redemption" of all of the shareholder's Existing Shares as long as the shareholder does not constructively own any Existing Shares immediately after the receipt of payment pursuant to the Tender Offer. However, a shareholder may qualify for gain or loss treatment under the "complete redemption" test even though such shareholder constructively owns Existing Shares provided that (i) the shareholder constructively owns Existing Shares as a result of the family attribution rules (or, in some cases, as a result of a combination of the family and entity attribution rules), and (ii) the shareholder qualifies for a waiver of the family attribution rules (such waiver being subject to several conditions, one of which is that the shareholder has no interest in the Company immediately after the receipt of payment pursuant to the Tender Offer, including as an officer, director or employee, other than an interest as a creditor.

        It is anticipated that most shareholders tendering Existing Shares in the Tender Offer will qualify for capital gain or loss treatment as a result of satisfying the "complete redemption" requirements. However, if the constructive ownership rules prevent compliance with these requirements, such shareholder may nonetheless qualify for capital gain or loss treatment by satisfying either the "substantially disproportionate" or the "not essentially equivalent to a dividend" requirements. In general, the receipt of cash pursuant to the Tender Offer will be "substantially disproportionate" with respect to the shareholder if the percentage of Existing Shares owned by the Shareholder immediately after receipt of payment pursuant to the Tender Offer is less than 80% of the percentage of Existing Shares directly and constructively owned by the shareholder immediately before the Tender Offer. Alternatively, the receipt of cash pursuant to the Tender Offer will, in general, be "not essentially equivalent to a dividend" if the receipt of payment results in a "meaningful reduction" in the shareholder's proportionate interest in the Company.

        If none of the three tests described above is satisfied, the shareholder will be treated as having received a taxable dividend in an amount equal to the entire amount of cash received by the shareholder pursuant to the Tender Offer.

        The backup withholding rules require a payor to deduct and withhold a tax if (i) the payee fails to furnish a taxpayer identification number ("TIN") to the payor; (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect; (iii) the payee has failed to properly report the receipt of "reportable payment" on several occasions and the IRS has notified the payor that withholding is required; or (iv) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to withholding under Section 3406 of the Code. As a result, if any one of the events discussed above occurs, the Company will be required to withhold a tax equal to 31% of any "reportable payment" made in connection with the Tender Offer. A "reportable payment" includes, among other things, dividends and amounts paid through brokers in retirement of securities. Any amounts withheld from a payment to a shareholder under the backup withholding rules will be allowed as a refund or credit against such shareholder's federal income tax, provided that the required information is furnished to the IRS. Certain shareholders (including corporations and tax exempt organizations) are not subject to the backup withholding requirements.

        TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN SHAREHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO TENDER OFFER, EACH SUCH SHAREHOLDER MUST PROVIDE THE COMPANY WITH SUCH SHAREHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH SHAREHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A SHAREHOLDER, THE COMPANY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER. SEE INSTRUCTION 7 OF THE LETTER OF TRANSMITTAL.

        THE FOREGOING IS ONLY A GENERAL DESCRIPTION OF CERTAIN OF THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TENDER OFFER, WITHOUT REFERENCE TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF PARTICIPATION IN THE TENDER OFFER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

APPROVAL BY THE BOARD OF DIRECTORS; NO SHAREHOLDER APPROVAL REQUIRED

        The Board of Directors, in approving the Plan, has unanimously determined that the Tender Offer is in the best interests of the Company. No shareholder approval is required with respect to the Tender Offer.

        NEITHER THE COMPANY NOR THE BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY HOLDER OF EXISTING SHARES SHOULD TENDER SUCH SHARES IN THE TENDER OFFER OR RETAIN SUCH SHARES.

                         MARKET AND DIVIDEND INFORMATION

MARKET INFORMATION

        The Company's Existing Shares consist of common stock, par value $1.00 per share. COMPLETION OF THE REVERSE STOCK SPLIT IS EXPECTED TO RESULT IN THE DEREGISTRATION OF THE NEW COMMON STOCK UNDER THE 1934 ACT. See "THE TENDER OFFER
- Investment Considerations."

        The Company's Existing Shares are not actively traded and are not listed on any exchange. Management is not aware of any broker/dealer who formally makes a market in its common stock. However, based upon quotations obtained from Dow Jones Telerate and actual transactions known to the Company, the price of the Company's common stock during 1998 ranged between $38.00 to $46.20 and during 1997 from $34.00 to $38.00. The Company's book value per share at December 31, 1998 and 1997 was $38.38 and $39.86, respectively. Neither the book value nor its trading price may be indicative of the value of the Company's common stock. During the first quarter of 1999 the price of the Company's common stock ranged between $41.00 and $43.00. The most recent trade prior to the date of this Proxy/Tender Offer Statement [April 26, 1999] was at $40.00 per share.

NUMBER OF EQUITY HOLDERS

        As of March 31, 1999, there were approximately 1,221 common shareholders of record. The Company's transfer agent is the Bank.

DIVIDENDS

        The Company's historical practice has been to pay dividends in February of each year. The Company paid cash dividends of $0.15 per share of common stock on February 14, 1997 and on February 17, 1998. In view of the Company's performance in 1998 and the weakened local economy, the Company did not declare or pay a dividend in February 1999. The Company will periodically review its dividend policy and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash dividends are subject to determination and declaration by the Company's Board of Directors which considers a number of factors, including the growth anticipated by the Bank, the profits being generated, liquidity and capital requirements, applicable governmental regulations and policies, and other relevant factors.

                              ELECTION OF DIRECTORS

GENERAL

        The persons nominated for election at the Annual Meeting are Messrs. K.J. Luke, Warren K.K. Luke, Gordon J. Mau, Tan Tek Lum and Arthur S.K. Fong. These persons will be nominated for election to serve until the 2000 Annual Meeting of Shareholders and until their successors are elected and have qualified. Other nominations may be made at the meeting.

INFORMATION WITH RESPECT TO DIRECTORS/NOMINEES

        The following table sets forth certain information with respect to the nominees for director, including their ages, their principal occupations during the past five years, the year first elected a Director of the Company and the number of shares and percent (if more than one percent) of the Company's common stock beneficially owned by each on March 31, 1999. All of the nominees are presently directors of the Company.

                                                                 Shares of
Name and Age of Nominee,                       Year First         Company
Principal Occupation                            Elected         Common Stock        Percent
During Past Five Years                        Director of       Beneficially           of
and Family Relationship                         Company            Owned             Class
------------------------------------------- ----------------- ----------------- -----------------
K.J. Luke, 84,                                    1986           37,201(1)            5.2%
Chairman of the Board of the Company;
Chief Executive Officer of the Company
until December 1998; Chairman of the
Board of the Bank; Father of Warren K.K.
Luke

Warren K.K. Luke, 54,                             1986           291,286(2)          41.0%
Chief Executive Officer of the Company
since December 1998; President and
Director of the Company; Vice Chairman,
President and Chief Executive Officer of
the Bank; son of K.J. Luke

Gordon J. Mau, 52,                                1990           66,184(3)            9.3%
Secretary and Director of the Company;
Assistant Secretary and Director of the
Bank; Attorney-at-Law; Brother-in-law of
Warren K.K. Luke

Tan Tek Lum, 63,                                  1993           52,580(4)            7.4%
Director, Executive Vice President and
Assistant Secretary, Lum Yip Kee, Ltd.
(Real Estate Investments);
Brother-in-law of Carolyn Luke, wife of
Warren K.K. Luke

Arthur S.K. Fong, 74,                             1993             318(5)             *
Partner, Fong & Fong, Attorneys at Law

----------
* Indicates less than 1% ownership.

(1) Includes 368 shares held by Mr. Luke's wife, Beatrice S.Y. Luke, as trustee of the Beatrice Lum Luke Trust dated 5/26/83, over which Mr. Luke exercises no voting or investment power. Also includes ownership of: (a) 5 shares owned by K.J.L., Inc. by virtue of Mr. Luke's ownership of 40.57% of that company's total voting stock; and (b) 35,520 shares owned by K.J.L. Associates by virtue of Mr. Luke's status as a general partner, over which Mr. Luke shares voting and investment power.

(2) Includes 13,089 shares owned by Mr. Luke's wife, Carolyn Luke, over which Mr. Luke exercises no voting or investment power, 33,889 shares owned by two of Mr. and Mrs. Luke's children who reside with them; 63,791 shares held by Mr. Luke as trustee for his nephews and nieces, over which he exercises sole voting and investment power; and 98,025 shares held by Mr. Luke as trustee for his sisters, over which he shares voting and investment power. Also includes ownership of: (a) 5 shares owned by K.J.L., Inc. by virtue of Mr. Luke's status as a principal shareholder, director and executive officer; and (b) 35,520 shares owned by K.J.L. Associates by virtue of Mr. Luke's status as a principal shareholder, director and executive officer of K.J.L., Inc., the corporate general partner.

(3) Includes 28,058 shares held by Mrs. Mau as trustee of the Sharlene Kam Sun Luke Mau Trust dated 12/13/93, over which Mr. Mau exercises no voting or investment power; 3,235 shares held by Mr. and Mrs. Mau, as trustees for one of their children, over which Mr. Mau shares voting and investment power; 1,020 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mr. Mau has sole voting and investment power over 381 shares, and Mrs. Mau has sole voting and investment power over 639 shares; and 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them.

(4) Includes 47,820 shares held by Mr. Lum as trustee of separate trusts established for the benefit of Warren K. K. Luke, Loretta H. W. Yajima, Sharlene K. S. Mau and Janice M. T. Loo, over which Mr. Lum shares voting and investment power; and 4,560 shares held by Mr. Lum as trustee for separate trusts established for the benefit of the children of Warren K. K. Luke, over which Mr. Lum shares voting and investment power.

(5) Includes 224 shares owned jointly by Mr. Fong and his wife, Victoria C. Fong, over which Mr. Fong shares voting and investment power.

---------------

        While not subject to election by the shareholders of the Company, the following, in addition to Messrs. K. J. Luke, Warren Luke, Gordon J. Mau, Tan Tek Lum and Arthur S. K. Fong, are expected to be elected by the Company to serve as directors of the Bank for the ensuing year:

                                    William S. Chee
                                    Lawrence Kunihisa

        If any nominee should refuse or be unable to serve, the proxy will be voted for such person as shall be designated by the Board of Directors to replace any such nominee. The Board of Directors presently has no knowledge that any of the nominees will refuse or be unable to serve.

COMPENSATION OF DIRECTORS

        All of the members of the Board of Directors of the Bank receive a fee of $100 per month plus $250 for each meeting attended. Additionally, nonemployee directors of the Discount (Loan), Examining and Executive committees of the Board of Directors of the Bank receive a fee of $100 per month for each of the committees on which they serve, and members of the Discount and CRA committees also receive $100 per meeting attended. No separate directors fees are paid by the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

        The Board of Directors of the Company may establish certain standing committees, including an Executive Committee and Audit Committee. Presently, the Company has no standing committees. However, the Examining Committee of the Bank, the Company's sole subsidiary, effectively serves as the Audit Committee for the Company.

        The Board of Directors of the Bank meets monthly while the Board of Directors of the Company meets periodically. Accordingly, there were five meetings of the Board of Directors of the Company during 1998. All of the foregoing nominees attended at least 75% of the meetings of the Board during 1998, except for Mr. K. J. Luke, who was excused for health reasons.

        Among the standing committees of the Bank are the Examining Committee, Community Reinvestment Act Committee ("CRA") and the Executive Committee. Neither the Company nor the Bank have nominating committees.

        The Examining Committee of the Bank, which met four times during 1998, determines on behalf of the Board whether the performance and examination of the independent public accounting firm and the internal Bank Auditor are satisfactory and adequate to meet the Board's supervisory responsibility. The Committee reviews internal auditing procedures, the adequacy of internal financial and accounting controls, the work of the external and internal auditors and management's responses to their audit reports and recommendations. The members of the Examining Committee are Messrs. Lawrence Kunihisa (Chairman), Arthur S. K. Fong, Tan Tek Lum and Gordon J. Mau.

        The Executive Committee of the Bank met five times during 1998. The Committee acts from time to time between Board meetings, but its actions are subject to Board approval. The members of the Committee are Messrs. Arthur S. K. Fong (Chairman), Lawrence Kunihisa, K. J. Luke, Warren K. K. Luke and Tan Tek Lum. The Compensation Committee is a subcommittee of the Executive Committee which is composed of independent, nonemployee directors. The Committee reviews the performance, salaries, and benefit plans of executive officers and directors. The members of the Committee are Messrs. Arthur S. K. Fong (Chairman), Lawrence Kunihisa and Tan Tek Lum.

        The CRA Committee of the Bank met four times during 1998. The Committee reviews the Bank's CRA policies and activities and monitors the Bank's contacts, communications and involvement in projects and organizations affecting low and moderate income areas in the community. The Bank actively seeks interchange with organizations and members of the community regarding ways in which the credit needs of these areas can be better served. The long-term benefits of the Bank's lending policy on loans to new entrepreneurs, small businesses, young professionals, and low-income housing programs to help build a better and more profitable community are part of its objectives. The members of the committee are Messrs. Tan Tek Lum (Chairman), Lawrence Kunihisa, William S. Chee and Gordon J. Mau.

REQUIRED VOTE; RECOMMENDATION OF THE BOARD OF DIRECTORS

        With respect to the election of directors, each shareholder will have one vote for each Existing Share held, except that cumulative voting may be required in the election of directors. Hawaii law requires use of cumulative voting in the election of directors if, not less than 48 hours prior to the time fixed for the Annual Meeting, any shareholder delivers a request therefor to an office of the Company. Under cumulative voting, each shareholder present in person or by proxy may cast a number of votes equal to the number of his or her shares multiplied by the number of directors to be elected. The shareholder may cast all of such votes for a single director or may distribute them among the number to be voted for, or any two or more as the shareholder see fit. The nominees receiving the highest number of votes on the foregoing basis, up to the total number to be elected, will be the successful nominees. If cumulative voting is requested, the holders of management proxies will vote the proxies received by them cumulatively in such manner as is determined by them at that time.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE NOMINEES FOR ELECTION AS DIRECTORS.

                             EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

        The following information regarding executive compensation is provided consistent with the SEC's disclosure requirements. These requirements are intended to provide shareholders with a clear and concise view of the compensation paid to executive officers and directors, and an understanding of the directors' reasoning in making compensation decisions.

SUMMARY COMPENSATION TABLE

                                              Annual Compensation
                                                                                Other Annual
Name and Principal Position             Year      Salary (1)         Bonus      Compensation
--------------------------------------------------------------------------------------------
K. J. Luke                              1998        $124,685        $   --            $   --
    Chairmen of the                     1997        $156,393        $1,529            $   --
    Board of the Company until          1996        $156,726        $1,525            $   --
    December 1998; Chairman of
    the Board of the Bank

                                              Annual Compensation
                                                                                Other Annual
Name and Principal Position             Year      Salary (1)         Bonus      Compensation
--------------------------------------------------------------------------------------------
Warren K. K. Luke                       1998        $243,941        $   --            $3,300
    Chief Executive Officer of          1997        $232,727        $2,283            $3,300
    the Company since December          1996        $232,881        $2,276            $3,300
    1998; President and Director
    of the Company; Vice
    Chairman, President and Chief
    Executive Officer of the Bank

Ernest T. Murata                        1998        $183,352(3)     $   --            $7,540
    Vice President, Treasurer,          1997        $170,787(3)     $1,615            $7,540
    Assistant Secretary and Chief       1996        $169,507(3)     $1,538            $6,018
    Financial Officer of the
    Company; Senior Executive
    Vice President, Cashier,
    Secretary and Chief Financial
    Officer of the Bank

Denis C. H. Kam                         1998        $104,500        $   --            $   --
   Executive Vice President and         1997        $ 83,333        $  833            $   --
   Senior Loan Administrator of the
   Bank since March 1997

Notes:

(1) Includes directors and committee fees for 1998, 1997 and 1996 of $2,450, $3,450 and $4,200 for K. J. Luke, respectively, and $4,450, $4,450 and $4,200, respectively, for Warren K. K. Luke.

(2) Other annual compensation consists of personal use of automobiles and direct reimbursements. All of the amounts listed for Warren K. K. Luke in the table above are for direct reimbursements. For Ernest T. Murata, personal use of automobiles was $5,052, $5,052 and $4,032 for 1998, 1997 and 1996 respectively. During the same years, direct reimbursements paid to him were $2,488, $2,488 and $1,986, respectively.

(3) Includes an adjustment in vacation benefits in 1998, 1997 and 1996 of $14,039, $9,316 and $15,410, respectively, for Ernest T. Murata.

        The Company and the Bank have not granted any options or other forms of long-term incentive awards and, consequently, no such options or awards are outstanding.

PENSION PLAN

        The Bank has a noncontributory pension plan. As of December 31, 1998, the Bank's Employees' Retirement Plan ("Plan") had 254 participating employees in the Plan. The Plan is funded annually. Bank policy is to fund pension costs using an actuarial basis, which includes past service and current cost. As such, it cannot determine the actual contributions allocated to each of the above-listed individuals. Under this Plan, employees are required to complete one full year of service before being eligible to be a member of the Plan. In order to be fully vested, a participant must complete five years of service with the Bank. Benefits become effective upon an employee's retirement at the normal retirement age of 65 years. The Plan also offers employees various options with respect to the manner of receiving retirement benefits. Under specific circumstances, employees who have attained certain ages and lengths of service may retire early at reduced benefits. In 1998 the Bank's contribution to the Plan represented 7.85% of the total remuneration paid to the Plan's participants.

                            ESTIMATED ANNUAL PENSION
                                PAYABLE AT AGE 65


                                          Years of Service with the Bank
                     ------------------------------------------------------------------------
      Average
  Salary Per Year         10              15             20              25             30
---------------------------------------------------------------------------------------------
        $300,000        $29,238         $47,858        $68,246         $88,635       $109,023
         250,000         29,238          47,858         68,246          88,635        109,023
         200,000         26,550          42,303         59,555          76,808         94,060
         150,000         22,500          34,253         47,130          60,008         72,885
         100,000         15,000          22,753         31,255          39,758         48,260

        The above table shows the estimated annual retirement benefit payable on a straight-life annuity basis to participating employees, including the named executive officers, for the average annual salary and years of service classification indicated. The benefits indicated in the table are not subject to Social Security deductions or other offset amounts. Under the Plan, covered compensation consists solely of salary and excludes overtime and bonuses. Please refer to the "Summary Compensation Table" for a 3-year history of the salaries paid or accrued by the Bank for Messrs. K. J. Luke, Warren K. K. Luke and Ernest
T. Murata.

        As of December 31, 1998, the credited years of service under the Plan for Messrs. Warren K. Luke and Ernest T. Murata were 26 and 36 years, respectively. K. J. Luke, who has 38 years of credited service, is presently receiving annual payments of $24,204 under the Plan.

        The Bank has established a nonqualified and unfunded supplemental executive retirement plan ("SERP"). The SERP is intended to supplement payments due to participants upon retirement under the Bank's existing pension plan. The SERP provides for a payment of up to 70% of the participant's average earnings over a specified three-year period. This amount is reduced by amounts payable to the participant under HNB's pension plan and social security benefits. The amount may be further reduced in the event of early retirement prior to age 68. Presently, Mr. Ernest T. Murata is the only participant in the SERP.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

        The Compensation Committee administers the compensation program for executive officers of the Company and the Bank. The objective of the program is to attract and retain qualified executives and to reward them for their achievements and contributions to the Company and the Bank.

        The Committee believes that the optimal compensation plan should motivate executives to look ahead to the future, as opposed to focusing on short-term performance. In keeping with this philosophy, the Bank's compensation packages encourage teamwork, qualitative contributions, and long-range planning. While bonuses are linked to achievements, base compensation is structured to provide executive officers with salaries that are competitive with those paid by other banks in Hawaii, taking into account differences in asset size, financial condition, and other relevant factors. Since the Company's stock is inactively traded and the company's strategy is to generate capital through retention of earnings, return on shareholders' equity and the current year's results are not significant factors in establishing salaries or bonuses; however, they are considered.

        K. J. Luke is the Chairman of the Board of the Company, and the founder and Chairman of the Board of the Bank. He has guided the Bank for 38 years, from its beginnings as a one-bank office on King and Smith Streets to the present day, as a full service bank with 14 branch locations. His wisdom and knowledge of banks and banking is invaluable. Warren K. K. Luke is the Chief Executive Officer, President and Director of operations of the Company and Vice Chairman of the Board, President and Chief Executive Officer of the Bank. He manages the day-to-day operations of the Company and the Bank and leads both companies in strategic planning. Warren K. K. Luke has significantly enhanced the Bank's visibility in the community through his participation in numerous civic, nonprofit, and professional activities, on both a local and national level.

        In determining Messrs. K. J. Luke's and Warren K. K. Luke's base compensation for 1998, the Committee considered the above factors. It also utilized a survey of salaries paid to CEOs of banks in Hawaii with assets ranging between $770 million and $12.5 billion. The salaries paid to Messrs. K.
J. Luke and Warren K. K. Luke in 1998 were consistent with the Bank's ranking in the survey in terms of asset size. Except for the Bank, none of the banks included in this study were represented in the Unlisted Independent Bank Proxy used in the performance graph to compare cumulative total return.

        No incentive-driven compensation, such as stock options, stock appreciation rights, restricted stock awards, or other types of payments were awarded in 1998.

Compensation Committee
Arthur S. K. Fong, Chairman
Lawrence Kunihisa
Tan Tek Lum

PERFORMANCE GRAPH

        The Company's common stock is not actively traded and is not listed on any exchange. While a comparison with a broad market index composed of actively traded stocks may not be meaningful, the SEC requires that such information be provided to shareholders. Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on Bancshares' common stock against the cumulative total return of the NASDAQ Index, and an index of unlisted independent western banks for a period of five years commencing on December 31, 1993 and ending on December 31, 1998.

                 [FIVE YEAR CUMULATIVE RETURN COMPARISON CHART]

* Assumes $100.00 invested on December 31, 1993 in the Company's stock, NASDAQ Market Index and an Unlisted Independent Bank Proxy originally compiled by Montgomery Securities and consisting of TriCo Bancshares, Exchange Bank, Mid-State Bank, Santa Barbara Bancorp, and Hawaii National Bancshares, Inc. Since the original compilation, certain of these companies have become listed. Total return assumes reinvestment of dividends.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee is a subcommittee of the Executive Committee of the Board of Directors of the Bank. The Committee consists of three independent, outside Bank directors: Messrs. Arthur S. K. Fong, Lawrence Kunihisa, and Tan Tek Lum. None of these individuals is or has been employed as an officer of the Company or the Bank. Tan Tek Lum is the brother-in-law of Carolyn Luke, the wife of Warren K. K. Luke. While K. J. Luke and Warren K. K. Luke are members of the Executive Committee, they are not members of the Compensation Committee. Neither of these individuals are involved in matters relating to their own or each others' compensation.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS/MANAGEMENT
                             PRINCIPAL SHAREHOLDERS

        In accordance with applicable SEC rules, the following table sets forth those persons who owned beneficially, directly or indirectly, more than five percent of the issued and outstanding shares of the Company's common stock as of March 31, 1999. Such rules require not only the disclosure of shares over which an individual holds sole voting and investment power, but also shares over which such individual shares voting and investment power. As a consequence, and as indicated in the footnotes below, in many instances this results in duplication in the numbers and percentages reported in the table. In the aggregate, members of the Luke family and their affiliates beneficially owned approximately 88% of the issued and outstanding shares of the Company's common stock as of March 31, 1999. The Company knows of no other persons who, as of March 31, 1999, owned beneficially, directly or indirectly, more than five percent of the

Company's outstanding voting securities and knows of no voting trust, pledge, or other similar agreement affecting any of the Company's outstanding voting securities.


                                                                                             %
                                                                                           Class
                          Relationship with the Company       Record     Beneficially   Beneficially
Name                               or the Bank              Ownership        Owned         Owned
-----------------------------------------------------------------------------------------------------
K. J. Luke               Chief Executive Officer until        1,308      37,201(1)          5.2%
                         December 1998 and Chairman of
                         the Board of the Company;
                         Chairman of the Board of the
                         Bank

Warren K. K. Luke        Chief Executive Officer since       46,967      291,286(2)        41.0%
                         December 1998 and President and
                         Director of the Company; Vice
                         Chairman, President and Chief
                         Executive Officer of the Bank

Loretta H. W. Yajima     Principal Shareholder, daughter     30,792      88,210(3)         12.4%
                         of K. J. Luke and sister of
                         Warren K. K. Luke

Gordon J. Mau            Secretary and Director of the       14,201      66,184(4)          9.3%
                         Company; Assistant Secretary
                         and Director of the Bank

Sharlene K. S. Mau       Principal Shareholder, daughter     28,058      98,859(5)         13.9%
                         of K. J. Luke and sister of
                         Warren K. K. Luke

Janice M. T. Loo         Principal Shareholder, daughter     37,027      81,401(6)         11.4%
                         of K. J. Luke and sister of
                         Warren K. K. Luke

Jeanette Lum Chun        Principal Shareholder                  118(7)  183,198(7)         25.8%

Herbert Y. H. Chinn      Principal Shareholder                  994(8)   48,814(8)           6.9%

Tan Tek Lum              Principal Shareholder and              200      52,580(9)          7.4%
                         Director of the Company and the
                         Bank

(1) Includes 368 shares held by Mr. Luke's wife, Beatrice S. Y. Luke, as trustee of the Beatrice Lum Luke Trust dated 5/26/83, over which Mr. Luke exercises no voting or investment power. Also includes ownership of: (a) 5 shares owned by K. J. L., Inc. by virtue of Mr. Luke's ownership of 40.57% of that company's total voting stock, and (b) 35,520 shares owned by K. J. L. Associates by virtue of Mr. Luke's status as a general partner, over which Mr. Luke shares voting and investment power.

(2) Includes 13,089 shares owned by Mr. Luke's wife, Carolyn Luke, over which Mr. Luke exercises no voting or investment power; 33,889 shares owned by two of Mr. and Mrs.

        Luke's children who reside with them; 63,791 shares held by Mr. Luke as trustee for his nephews and nieces, over which he exercises sole voting and investment power; and 98,025 shares held by Mr. Luke as trustee for his sisters, over which he shares voting and investment power. Also includes ownership off (a) 5 shares owned by K. J. L., Inc. by virtue of Mr. Luke's status as a principal shareholder, director and executive officer; and (b) 35,520 shares owned by K. J. L. Associates by virtue of Mr. Luke's status as a principal shareholder, director and executive officer of K. J. L., Inc., the corporate general partner.

(3) Includes 15,854 shares held by Mrs. Yajima's husband, Tyler Yajima, as trustee of the Tyler N. Yajima Trust dated 12/15/95, over which Mrs. Yajima exercises no voting or investment power; 8,455 shares held by Mrs. Yajima as trustee for her children, over which Mr. Yajima shares voting and investment power; and 32,675 shares held in trust for her sister, Sharlene K.S. Mau, over which Mrs. Yajima shares voting and investment power.

(4) Includes 28,058 shares held by Mrs. Mau as trustee of the Sharlene Kam Sun Luke Mau Trust dated 12/31/93, over which Mr. Mau exercises no voting or investment power; 3,235 shares held by Mr. and Mrs. Mau, as trustees for their children, over which Mr. Mau shares voting and investment power; 1,020 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mr. Mau has sole voting and investment power over 381 shares, and Mrs. Mau has sole voting and investment power over 639 shares; and 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them.

(5) Includes 14,201 shares held by Mrs. Mau's husband, Gordon J. Mau, as trustee of the Gordon J. Mau Trust dated 12/12/89, over which Mrs. Mau exercises no voting or investment power; 3,235 shares held by Mr. and Mrs. Mau, as Trustees for their children, over which Mrs. Mau shares voting and investment power; 1,020 shares held in trust for one of Mr. and Mrs. Mau's children, of which Mrs. Mau has sole voting and investment power over 639 shares, and Mr. Mau has sole voting and investment power over 381 shares; 19,670 shares owned by one of Mr. and Mrs. Mau's children who is economically dependent upon them; and 32,675 shares held in trust for her sister, Janice M. T. Loo, over which Mrs. Mau shares voting and investment power.

(6) Includes 11,699 shares owned by Mrs. Loo's husband, Wilson Loo, over which Mrs. Loo exercises no voting or investment power, and 32,675 shares held in trust for her sister, Loretta H. W. Yajima, over which Mrs. Loo shares voting and investment power.

(7) Includes 47,820 shares and 130,700 shares held by Mrs. Chun as trustee of two separate trusts established for the benefit of Warren K. K. Luke, Loretta H. W. Yajima, Sharlene K. S. Mau and Janice M. T. Loo, over which Mrs. Chun shares voting and investment power; and 4,560 shares held by Mrs. Chun as trustee of separate trusts established for the benefit of the children of Warren K. K. Luke, over which Mrs. Chun shares voting and investment power.

(8) Includes 994 shares held jointly by Mr. Chinn with his wife; and 47,820 shares held by Mr. Chinn as trustee of separate trusts established for the benefit of Warren K. K. Luke, Loretta H. W. Yajima, Sharlene K. S. Mau and Janice M. T. Loo, over which Mr. Chinn shares voting and investment power.

(9) Includes 47,820 shares held by Mr. Lum as trustee of separate trusts established for the benefit of Warren K. K. Luke, Loretta H. W. Yajima, Sharlene K. S. Mau and Janice M. T. Loo, over which Mr. Lum shares voting and investment power; and 4,560 shares held by Mr. Lum as trustee for separate trusts established for the benefit of the children of Warren K. K. Luke, over which Mr. Lum shares voting and investment power.

                        SECURITY OWNERSHIP OF MANAGEMENT

        The following table sets forth information as of March 31, 1999 with respect to named executive officers who are not directors or nominees for directors.

NAMED EXECUTIVE OFFICERS

                                                        SHARES OF THE COMPANY'S      % OF CLASS
                                                       COMMON STOCK BENEFICIALLY    BENEFICIALLY
      NAME AND AGE                 POSITION                      OWNED                  OWNED
      ------------                 --------            -------------------------    ------------
Ernest T. Murata, 65      Vice President, Treasurer,               400                  *
                          Assistant Secretary and
                          Chief Financial Officer of
                          the Company; Senior
                          Executive Vice President,
                          Cashier, Secretary and
                          Chief Financial Officer of
                          the Bank

Denis C. H. Kam, 62       Executive Vice President                   2                  *
                          and Senior Loan
                          Administrator of the Bank;
                          prior to 1997, served as
                          Senior Vice President in
                          various administrative and
                          managerial capacities at
                          Bank of Hawaii.

All directors and executive officers                           459,030              64.6%
as a group (7 persons)

* Denotes ownership of less than 1%


                          TRANSACTIONS IN COMMON STOCK

PUBLIC OFFERINGS IN PAST THREE YEARS

        The Company has not made an underwritten public offering of its common stock during the past three years that was registered under the Securities Act of 1933, or exempt from such registration under Regulation A promulgated under such Act.

PURCHASES BY COMPANY, OFFICERS, DIRECTORS OR AFFILIATES IN PAST TWO YEARS

        Mr. Warren K. K. Luke, Chairman of the Board of the Company, has purchased Company common stock in the following amounts since January 1, 1997:

                                                      RANGE OF               AVERAGE PURCHASE
         1997                 AMOUNT                PRICES PAID                   PRICE
         ----                 ------                -----------              ----------------
First quarter                    90                    $34.75                     $34.75
Second quarter                  419                $34.75 - $35.75                $35.09
Third quarter                   133                    $36.00                     $36.00
Fourth quarter                  155                    $36.00                     $36.00

         1998
First quarter                   231                    $36.00                     $36.00
Second quarter                  118                    $36.00                     $36.00
Third quarter                   249                    $44.00                     $44.00
Fourth quarter                   41                    $44.00                     $44.00


        Additionally, Mrs. Beatrice S. Y. Luke, the wife of Mr. K. J. Luke, purchased 7,865 shares on July 17, 1998, at $46.00 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        During 1998, directors, executive officers, principal shareholders and many of their associates (i.e., certain relatives and corporations and other entities in which such persons have a significant interest) of the Company and the Bank were customers of the Bank. It is anticipated that such directors, officers, principal shareholders and their associates will continue to be customers of the Bank in the future. All transactions between the Bank and directors, executive officers, principal shareholders and their associates were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms on extensions of credit, as those prevailing at the same time for comparable transactions with other persons. In the opinion of management, such transactions do not involve more than the normal risk of collectibility or present other unfavorable features.

        The Bank leases its office space for its headquarters building at King and Smith Streets from K. J. L. Associates, an affiliate of directors K. J. Luke and Warren K. K. Luke. The lease has a term until December 31, 2024 with an option to renew for fifteen years and requires fixed annual rents of $1,025,445 from January 1, 1998 until December 31, 2000; and rent thereafter is to be fixed for each of the succeeding 3-year periods (including the option period) by agreement or, failing agreement, by arbitration.

        During 1998, the Bank leased office, printing, supply and storage space for its Airport Branch and general operations from Industrial Investors, Inc., an affiliate of director Warren K. K. Luke. There were two leases, one for the Airport Branch and adjacent printing and supply department for the Bank and a second for storage space for the Bank. The first lease called for the payment of fixed annual rents of $147,508 from January 1, 1998 until December 31, 2002; and rent thereafter to be fixed for the succeeding 10-year period by agreement, or failing agreement by arbitration. The second lease called for fixed annual rents of $60,480 from January 1, 1998 until December 31, 2002. Effective February 1, 1998, in recognition of the Bank's need for less storage space, the Bank canceled its existing lease and entered into a new lease with Industrial Investors, Inc., reducing the amount of storage space. The new lease, which also will continue until December 31, 2002, will require fixed annual rents of $27,360 (reduced from $60,480).

        All of the lease and sublease payments described above are in addition to insurance, taxes, maintenance, and utility payments. In addition, any rent which is arbitrated shall in no event be less than the rent for the period immediately preceding.

        The Boards of Directors of the Company and the Bank believe that the lease terms discussed above are as favorable to the Bank as those which could have been obtainable in transactions with persons or companies not affiliated with the Company or the Bank.

        The Bank utilizes the firm of Loyalty Insurance Agency, Ltd. In placing the Bank's insurance, which includes a variety of standard Bank insurance, such as, fidelity, liability, fire, etc. Mr. Warren K. K. Luke, a director and officer of the Company and the Bank, is also a director of Loyalty Insurance Agency, Ltd. and a director and principal shareholder of its parent company, Loyalty Enterprises, Ltd. The Board of Directors of the Bank believes that the selection of surety companies and the pricing of the premiums are as favorable as would be obtainable with other insurance firms. During 1998, the Bank paid an aggregate premium of $291,455 to such firm. The Bank plans to continue to utilize the agency during 1999.

                   COMPLIANCE WITH SECTION 16(a) REQUIREMENTS

        Section 16(a) of the Securities Exchange Act of 1934, as amended, ("Section 16(a)") requires that all executive officers and directors of the Company and the Bank and all persons who beneficially own more than 10% of the Company's common stock file reports with the Securities and Exchange Commission with respect to beneficial ownership of the Company's securities. The Company has adopted procedures to assist its directors and executive officers in complying with the Section 16(a) filings.

        Based solely upon the Company's review of the copies of the filings which it received with respect to the fiscal year ended December 31, 1998, or written representations from certain reporting persons, the Company believes that all reporting persons made all filings required by Section 16(a) on a timely basis.

                    RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

        The firm of PricewaterhouseCoopers LLP (formerly Coopers and Lybrand L.L.P.) performed the audit of the consolidated financial statements for the Company and the Bank for the year ended December 31, 1998. The Board of Directors has appointed PricewaterhouseCoopers LLP as independent auditors of the Company and the Bank for the current year. Shareholders are not required to take action on this selection. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting. They will be given the opportunity to present a statement, if they so desire, and will be available to respond to appropriate questions.

                              SHAREHOLDER PROPOSALS

        The 2000 Annual Meeting of Shareholders will be held on or about April 18, 2000. Therefore, proposals of shareholders intended to be presented at the 2000 Annual Meeting must be received by the Secretary of the Board of Directors before November 12, 1999 for inclusion in the 2000 Proxy Statement and form of Proxy. In addition, if the Company receives notice of a shareholder proposal after February 3, 2000, the persons named as the proxies in such proxy statement and form of proxy will have discretionary authority to vote on such shareholder proposal. All notices of proposals should be directed to the Secretary of the Board of Directors, Hawaii National Bancshares, Inc., P.O. Box 3740, 45 North King Street, Honolulu, Hawaii 96817.

                      WHERE YOU CAN FIND MORE INFORMATION

        The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that the Company files at the SEC's public reference room at 450 Fifth Street, N. W., Washington, D. C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Company's SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).

        The Company has filed a Schedule 13E-3 with the SEC in connection with the proposed going-private transaction and a Schedule 13E-4 with the SEC in connection with the Tender Offer. This Proxy/Tender Offer Statement does not contain all of the information set forth in the Schedule 13E-3 and the Schedule 13E-4, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The Schedule 13E-3, including exhibits, and the Schedule 13E-4, including exhibits, and other filings made with the SEC as described above, may be inspected or obtained by contacting the SEC as described above.

                      INFORMATION INCORPORATED BY REFERENCE

        The consolidated financial statements of the Company and the report of its independent accountants thereon, together with supplementary financial data, management's discussion and analysis and analysis of financial condition and results of operations, and quantitative and qualitative disclosures about market risk, are included in the Company's Annual Report to Shareholders for the fiscal year ended December 31, 1998 and are incorporated by reference in this Proxy Statement. A copy of such Annual Report to Shareholders is enclosed.

        A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE MADE AVAILABLE WITHOUT CHARGE TO EACH SHAREHOLDER UPON REQUEST TO:

        Mr. Ernest T. Murata
        Vice President, Treasurer, Assistant Secretary and
        Chief Financial Officer
        Hawaii National Bancshares, Inc.
        P. O. Box 3740
        Honolulu, Hawaii  96812
        Phone: (808) 528-7711

                                 OTHER BUSINESS

        The Board of Directors knows of no other matters to be brought before the Annual Meeting. However, if other matters should properly come before the meeting, it is the intention of the persons named in the Proxy to vote the Proxy in accordance with the recommendations of management on such matters.

                                        By Order of the Board of Directors





                                        Gordon J. Mau
                                        Secretary

Honolulu, Hawaii
June ______, 1999


Appendix A - Hawaii Dissenters' Rights Statue

Appendix B - Proposed Amendment to Company's Articles of Incorporation

Appendix C - NMS Fairness Opinion

Appendix D - Quarterly Report on Form 10-Q for the Three Months ended March 31, 1999

                                                                      APPENDIX A

                         HAWAII BUSINESS CORPORATION ACT

                         HAWAII REVISED STATUTES CH. 415

SECTION 415-80. RIGHT OF SHAREHOLDERS TO DISSENT.

        (a) Any shareholder of a corporation shall have the right to dissent from, and to obtain payment for the shareholder's shares in the event of, any of the following corporate actions:

                (1) Any plan of merger or consolidation to which the corporation is a party, except as provided in subsection (c);

                (2) Any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual and regular course of its business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all of the net proceeds of sale be distributed to the shareholders in accordance with their respective interests within one year after the date of sale;

                (3) Any plan of exchange to which the corporation is a party as the corporation the shares of which are to be acquired;

                (4) Any amendment of the articles of incorporation which materially and adversely affects the rights appurtenant to the shares of the dissenting shareholder in that it:

                        (A) Alters or abolishes a preferential right of the shares;

                        (B) Creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

                        (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

                        (D) Excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate the holder's votes, except as the right may be limited by dilution through the issuance of shares or other securities with similar voting rights; or

                (5) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles of incorporation, the bylaws, or a resolution of the board of directors directs that dissenting shareholders shall have a right to obtain payment for their shares.

        (b) (1) A record holder of shares may assert dissenters' rights as to less than all of the shares registered in the record holder's name only if the record holder dissents with respect to all the shares beneficially owned by any one person, and discloses the name and address of the person or persons on whose behalf the record holder dissents. In that event, the record holder's rights shall be determined as if the shares as to which the record holder has dissented and the record holder's other shares were registered in the names of different shareholders.

                (2) A beneficial owner of shares who is not the record holder may assert dissenters' rights with respect to shares held on the beneficial owner's behalf, and shall be treated as a dissenting shareholder under the terms of this section and section 415-31 if the beneficial owner submits to the corporation at the time of or before the assertion of these rights a written consent of the record holder.

        (c) The right to obtain payment under this section shall not apply to the shareholders of the surviving corporation in a merger if a vote of the shareholders of the corporation is not necessary to authorize the merger.

        (d) A shareholder of a corporation who has a right under this section to obtain payment for the shareholder's shares shall have no right at law or in equity to attack the validity of the corporate action that gives rise to the shareholder's right to obtain payment, nor to have the action set aside or rescinded, except when the corporate action is unlawful or fraudulent with regard to the complaining shareholder or to the corporation.

SECTION 415-81. RIGHTS OF DISSENTING SHAREHOLDERS.

        (a)     As used in this section:

"Dissenter" means a shareholder or beneficial owner who is entitled to and does assert dissenters' rights under section 415-80, and who has performed every act required up to the time involved for the assertion of such rights.

"Corporation" means the issuer of the shares held by the dissenter before the corporate action, or the successor by merger or consolidation of that issuer.

"Fair value" of shares means their value immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless the exclusion would be inequitable.

"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at such rate as is fair and equitable under all of the circumstances.

        (b) If a proposed corporate action which would give rise to dissenters' rights under section 415-80(a) is submitted to a vote at a meeting of shareholders, the notice of meeting shall notify all shareholders that they have or may have a right to dissent and obtain payment for their shares by complying with the terms of this section, and shall be accompanied by a copy of sections 415-80 and 415-81 of this chapter.

        (c) If the proposed corporate action is submitted to a vote at a meeting of shareholders, any shareholder who wishes to dissent and obtain payment for the shareholder's shares must file with the corporation, prior to the vote, a written notice of intention to demand that the shareholder be paid fair compensation for the shareholder's shares if the proposed action is effectuated and shall refrain from voting the shareholder's shares in approval of the action. A shareholder who fails in either respect shall acquire no right to payment for the shareholder's shares under this section or section 415-80.

        (d) If the proposed corporate action is approved by the required vote at a meeting of shareholders, the corporation shall mail a further notice to all shareholders who gave due notice of intention to demand payment and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment for their shares a notice of the adoption of the plan of corporate action. The notice shall: (1) state where and when a demand for payment must be sent and certificates of certificated shares must be deposited in order to obtain payment; (2) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received; (3) supply a form for demanding payment which includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares; and (4) be accompanied by a copy of sections 415-80 and 415-81 of this chapter. The time set for the demand and deposit shall not be less than thirty days from the mailing of the notice.

        (e) A shareholder who fails to demand payment, or fails (in the case of certified shares) to deposit certificates, as required by a notice pursuant to subsection (d) shall have no right under this section or section 415-80 to receive payment for the shareholder's shares. If the shares are not represented by certificates, the corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action, or the release of restrictions under the terms of subsection (f). The dissenter shall retain all other rights of a shareholder until these rights are modified by effectuation of the proposed corporate action.

        (f) (1) Within sixty days after the date set for demanding payment and depositing certificates, if the corporation has not effectuated the proposed corporate action and remitted payment for shares pursuant to paragraph (3), it shall return any certificates that have been deposited, and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

                (2) When uncertificated shares have been released from transfer restrictions, and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of subsection
(d), with like effect.

                (3) Immediately upon effectuation of the proposed corporate action, or upon receipt of demand for payment if the corporate action has already been effectuated, the corporation shall remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount which the corporation estimates to be the fair value of the shares, with interest if any has accrued. The remittance shall be accompanied by:

                        (A) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than sixteen months before the date of remittance, together with the latest available interim financial statements;

                        (B) A statement of the corporation's estimate of fair value of the shares; and

                        (C) A notice of the dissenter's right to demand supplemental payment, accompanied by a copy of sections 415-80 and 415-81 of this chapter.

        (g)     (1) If the corporation fails to remit as required by subsection
(f), or if the dissenter believes that the amount remitted is less than the fair value of the dissenter's shares, or that the interest is not correctly determined, the dissenter may send the corporation the dissenter's own estimate of the value of the shares or of the interest, and demand payment of the deficiency.

                (2) If the dissenter does not file such an estimate within thirty days after the corporation's mailing of its remittance, the dissenter shall be entitled to no more than the amount remitted.

        (h) (1) Not more than sixty days after receiving a demand for payment pursuant to subsection (g), if any such demands for payment remain unsettled, the corporation shall file in an appropriate court a petition requesting that the fair value of the shares and interest thereon be determined by the court.

               (2) An appropriate court shall be a court of competent jurisdiction in the county of this State where the principal office of the corporation is located. If, in the case of a merger or consolidation or share exchange, the corporation is a foreign corporation without a registered office in this State, the petition shall be filed in the county where the principal office of the domestic corporation was last located.

                (3) All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the petition shall be served on each dissenter; if a dissenter is a nonresident, the copy may be served on the dissenter by registered or certified mail or by publication as provided by law.

                (4) The jurisdiction of the court shall be plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as shall be specified in the order of their appointment or in any amendment thereof. The dissenters shall be entitled to discovery in the same manner as parties in other civil suits.

                (5) All dissenters who are made parties shall be entitled to judgment for the amount by which the fair value of their shares is found to exceed the amount previously remitted, with interest.

                (6) If the corporation fails to file a petition as provided in paragraph (1) of this subsection, each dissenter who made a demand and who has not already settled the dissenter's claim against the corporation shall be paid by the corporation the amount demanded by the dissenter, with interest, and may sue therefor in an appropriate court.

        (i)     (1) The costs and expenses of any proceeding under subsection
(h), including the reasonable compensation and expenses of appraisers appointed by the court, shall be determined by the court and assessed against the corporation, except that any part of the costs and expenses may be apportioned and assessed as the court may deem equitable against all or some of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be arbitrary, vexatious, or not in good faith.

                (2) Fees and expenses of counsel and of experts for the respective parties may be assessed as the court may deem equitable against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this section, and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section and section 415-80.

                (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and should not be assessed against the corporation, it may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

        (j) (1) Notwithstanding the foregoing provisions of this section, the corporation may elect to withhold the remittance required by subsection (f) from any dissenter with respect to shares of which the dissenter (or the person on whose behalf the dissenter acts) was not the beneficial owner on the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action. With respect to such shares, the corporation shall, upon effectuating the corporate action, state to each dissenter its estimate of the fair value of the shares, state the rate of interest to be used (explaining the basis thereof), and offer to pay the resulting amounts on receiving the dissenter's agreement to accept them in full satisfaction.

                (2) If the dissenter believes that the amount offered is less than the fair value of the shares and interest determined according to this section, the dissenter may within thirty days after the date of mailing of the corporation's offer, mail to the corporation the dissenter's own estimate of fair value and interest, and demand their payment. If the dissenter fails to do so, the dissenter shall be entitled to no more than the corporation's offer.

                (3) If the dissenter makes a demand as provided in paragraph
(2), the provisions of subsections (h) and (i) shall apply to further proceedings on the dissenter's demand.

                                                                      APPENDIX B

                               PROPOSED AMENDMENT
                                       TO
                        HAWAII NATIONAL BANCSHARES, INC.
                            ARTICLES OF INCORPORATION

        Article 4 of the Company's Articles of Incorporation is proposed to be amended to read as follows:

                                    ARTICLE 4

                        The aggregate number of shares which the Corporation
                shall be authorized to issue is 50,000 all of which shall be common stock with a par value of $200 per share. On the effective date of this Article 4, every outstanding share of the Corporation is consolidated and converted into 1/200 (0.005) of a share. Fractional shares of common stock may not be issued, and the Corporation shall pay in cash to holders of fractional shares the fair value of such fractional shares.

                                                                      APPENDIX C

                OPINION OF NATIONSBANC MONTGOMERY SECURITIES LLC

April 27, 1999


Board of Directors
Hawaii National Bancshares, Inc.
45 N. King Street
Honolulu, Hawaii  96812

Gentlemen:

        We understand that the Board of Directors of Hawaii National Bancshares, Inc., a Hawaii corporation ("HNB"), has adopted a Resolution dated April 27, 1999 (the "Board Resolution"), pursuant to which HNB will, subject to the receipt of necessary shareholder approval: (i) effect a 1 for 200 reverse stock split of its common stock by means of an amendment to HNB's certificate of incorporation (the "Reverse Split"), with cash to be issued in lieu of fractional shares at a value of $45.00 per pre-split share, (ii) offer to purchase all shares of HNB common stock held by its shareholders for $45.00 per pre-split share (the "Tender Offer"), and (iii) fund both the Reverse Split and Tender Offer through a private placement of newly issued shares of HNB common stock at a purchase price of $45.00 per pre-split share to certain members of the Luke family (the "Private Placement"). The Reverse Split, Tender Offer and Private Placement are referred to herein collectively as the "Transaction". The terms and conditions of the Transaction are set forth in more detail in the Proxy/Tender Offer Statement and the Board Resolution.

        You have asked for our opinion as investment bankers as to whether the per share price to be received by shareholders of HNB in the Reverse Split and Tender Offer is fair to such shareholders from a financial point of view, as of the date hereof. As you are aware, we were not retained to nor did we advise HNB with respect to the terms or structure of the Transaction or with respect to alternatives to the Transaction or HNB's underlying decision to proceed with or effect the Transaction.

        In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to HNB, including the consolidated financial statements for recent years and subsidiary bank financial statements for the quarter ended March 31, 1999 and certain other relevant financial and operating data relating to HNB made available to us from published sources and from the internal records of HNB;
(ii) reviewed the financial terms and conditions of the Reverse Split and the Tender Offer; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, HNB Common Stock; (iv) compared HNB from a financial point of view with certain other companies in the banking industry which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations of companies in the banking industry and selected "going-private" transactions involving self-tenders, which we deemed to be comparable, in whole or in part, to the Reverse Split and the Tender Offer; (vi) reviewed and discussed with representatives of the management of HNB certain information of a business and financial nature regarding HNB, furnished to us by them, including financial forecasts and related assumptions of HNB; (vii) made inquiries regarding and discussed the Reverse Split and the Tender Offer and other matters related thereto with HNB's counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.

        In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for HNB provided to us by its management, upon your advice and with your consent we have assumed for purposes of our opinion that the forecasts, including management's assessment of the prospects for earnings growth subsequent to 2001, have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of HNB and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in HNB's assets, financial condition, results of operations, business or prospects since the respective dates of HNB's last financial statements made available to us. We have relied on advice of counsel and independent accountants to HNB as to all legal and financial reporting matters with respect to HNB, the Transaction and the Board Resolution. We have assumed that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. In addition, we have not assumed responsibility for reviewing any individual credit files, or making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of HNB, nor have we been furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and assumed, with HNB's consent, that such allowances were in the aggregate adequate to cover such losses. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have further assumed with your consent that the Reverse Split and the Tender Offer will be consummated in accordance with the terms described in the Board Resolution, without any further amendments thereto, and without waiver by HNB of any of the conditions to its obligations thereunder.

        We will receive a fee for our services to HNB in connection with the rendering of this opinion.

        Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the price per pre-split share to be received by shareholders in the Reverse Split and Tender Offer is fair to such shareholders from a financial point of view, as of the date hereof.

        We are not expressing any opinion regarding the price at which HNB common stock may trade at any future time.

        This opinion is directed to the Board of Directors of HNB in its consideration of the Reverse Split and the Tender Offer and is not a recommendation to any shareholder as to whether such shareholders should tender shares of HNB common stock in the Tender Offer or as to how such shareholder should vote with respect to the Reverse Split or any other aspect of the Transaction. Further, this opinion addresses only the financial fairness of the per share price to be received by shareholders in the Reverse Split and the Tender Offer and does not address the relative merits of any aspect of the Transaction and any alternatives to the Transaction, HNB's underlying decision to proceed with or effect the Transaction, or any other aspect of the Transaction. This opinion may not be used or referred to by HNB, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this opinion in the Proxy/Tender Offer Statement filed with the Securities and Exchange Commission in connection with the Transaction.

                      Very truly yours,

                             /s/

                      NATIONSBANC MONTGOMERY SECURITIES LLC

                                                                      APPENDIX D

                               HAWAII NATIONAL BANCSHARES, INC.

                                     QUARTERLY REPORT ON
                                          FORM 10-Q
                                           FOR THE
                              THREE MONTHS ENDED MARCH 31, 1999

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

(Mark One)

[X] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the quarterly period ended March 31, 1999

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to __________

                         Commission File Number 0-15508

                        HAWAII NATIONAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

                HAWAII                                     99-0250218
       (State of incorporation)                (IRS Employer Identification No.)

 45 NORTH KING STREET, HONOLULU, HAWAII                        96817
(Address of principal executive offices)                    (Zip Code)

                                 (808) 528-7711
              (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes [X] No [ ]

The number of shares outstanding of each of the issuer's classes of common stock, as of the latest date is:

Common Stock, $1 Par Value; outstanding at April 30, 1999 - 711,000 shares

                                TABLE OF CONTENTS

                                                                               Page

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

            Consolidated Balance Sheets - March 31, 1999,
               December 31, 1998 and March 31, 1998 (Unaudited).................3

            Consolidated Statements of Operations - Three months
               ended March 31, 1999 and 1998 (Unaudited)........................4

            Consolidated Statements of Cash Flows - Three months
               ended March 31, 1999 and 1998 (Unaudited)........................5

            Notes to Consolidated Financial Statements (Unaudited)..............6

Item 2.  Management's Discussion and Analysis of Financial Condition
            and Results of Operations...........................................7

PART II. OTHER INFORMATION

Item 6.  Exhibits and Reports on Form 8-K......................................15

SIGNATURES ....................................................................16

EXHIBIT INDEX .................................................................17

                          PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
              March 31, 1999, December 31, 1998 and March 31, 1998
                 (dollars in thousands, except per share data)

                                                                 MARCH 31           DECEMBER 31        MARCH 31
                                                                   1999                1998              1998
                                                                 ---------          -----------        ---------
ASSETS:
      Cash and due from banks                                    $  15,550          $  16,400          $  16,593
      Federal funds sold                                            27,500             16,000              4,750
                                                                 ---------          ---------          ---------
         Cash and cash equivalents                                  43,050             32,400             21,343
      Investment securities-
         Held-to-maturity (fair value of $44,958,
              $45,108 and $44,525 as of
              March 31, 1999, December 31,
              1998 and March 31, 1998,
              respectively)                                         44,976             44,980             44,484
         Available-for-sale                                          1,760              1,760              1,760
         Trading                                                       117                115                 --
      Loans and leases, net of allowance for
         loan and lease losses of $3,355, $3,296,
         and $3,301 as of March 31, 1999,
         December 31, 1998 and March 31, 1998,
         respectively (Note 2)                                     206,863            220,551            219,331
      Premises and equipment                                         4,765              4,906              3,667
      Other assets                                                   6,746              7,321              7,052
                                                                 ---------          ---------          ---------

              Total assets                                       $ 308,277          $ 312,033          $ 297,637
                                                                 =========          =========          =========

LIABILITIES:
      Deposits -
         Demand                                                  $  98,565          $ 100,639          $  89,764
         Savings                                                    91,795             94,006             85,512
         Time                                                       81,934             81,256             73,689
                                                                 ---------          ---------          ---------
              Total deposits                                       272,294            275,901            248,965

      Short-term borrowings                                          5,672              5,516             17,981
      Other liabilities                                              2,882              3,327              2,466
                                                                 ---------          ---------          ---------
              Total liabilities                                    280,848            284,744            269,412

SHAREHOLDERS' EQUITY (Note 3)
      Common stock, par value $1 per share;
      Authorized - 10,000,000 shares
      Issued and outstanding - 711,000 shares                          711                711                711
      Capital in excess of par value                                12,148             12,148             12,148
      Retained earnings                                             15,170             15,030             15,366
      Accumulated other comprehensive loss                            (600)              (600)                --
                                                                 ---------          ---------          ---------
              Total shareholders' equity                            27,429             27,289             28,225
                                                                 ---------          ---------          ---------

              Total liabilities and shareholders' equity         $ 308,277          $ 312,033          $ 297,637
                                                                 =========          =========          =========



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               For the three months ended March 31, 1999 and 1998
                     (in thousands, except per share data)

                                                            THREE MONTHS ENDED
                                                                 MARCH 31
                                                        ---------------------------
                                                          1999              1998
                                                        ---------         ---------
Interest Income:
     Interest and fees on loans                         $   4,883         $   5,019
     Interest on direct financing leases                       25                30
     Interest on Federal funds sold                           220                16
     Interest on investment securities                        666               707
                                                        ---------         ---------
            Total interest income                           5,794             5,772
                                                        ---------         ---------

INTEREST EXPENSE:
     Deposits                                               1,504             1,566
     Federal funds purchased                                   --                 6
     Short-term borrowings                                     80               197
                                                        ---------         ---------
            Total interest expense                          1,584             1,769
                                                        ---------         ---------
            Net interest income                             4,210             4,003

PROVISION FOR LOAN AND LEASE LOSSES  (Note 2)                 300               270
                                                        ---------         ---------
            Net interest income after provision
                for loan and lease losses                   3,910             3,733
                                                        ---------         ---------

OTHER INCOME:
     Service charges on deposit accounts                      308               272
     Other service charges, collection and
         exchange charges, commissions and fees               619               600
                                                        ---------         ---------
                                                              927               872
                                                        ---------         ---------

OTHER EXPENSES:
     Salaries and employee benefits                         2,389             2,423
     Occupancy expense of bank premises                     1,209             1,217
     Other operating expenses                               1,053               974
                                                        ---------         ---------
                                                            4,651             4,614
                                                        ---------         ---------
            Income (loss) before income taxes                 186                (9)

INCOME TAX PROVISION                                           46                 1
                                                        ---------         ---------

            Net income (loss)                           $     140         $     (10)
                                                        =========         =========

PER SHARE DATA:
     Earnings (basic and diluted)                       $    0.20         $   (0.01)
     Cash dividend                                      $      --         $    0.15
     Average shares outstanding                           711,000           711,000



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               For the three months ended March 31, 1999 and 1998
                                 (in thousands)

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                                         THREE MONTHS ENDED
                                                                                                              MARCH 31
                                                                                                      --------------------------
                                                                                                        1999              1998
                                                                                                      --------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Interest and fees received                                                                       $  5,794          $  5,637
     Interest paid                                                                                      (1,726)           (1,683)
     Service charges, collection and exchange charges, commission and fees received                        927               872
     Cash paid to suppliers and employees                                                               (4,358)           (4,243)
                                                                                                      --------          --------
                Net cash provided by operating activities                                                  637               583
                                                                                                      --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturity of investment securities held-to-maturity                                    9,024            10,993
     Purchase of investment securities held-to-maturity                                                 (9,020)           (7,996)
     Net decrease (increase) in loans and leases made to customers                                      13,313            (4,229)
     Proceeds from sale of loans                                                                           199               500
     Capital expenditures                                                                                  (53)             (256)
                                                                                                      --------          --------
                Net cash provided by (used in) investing activities                                     13,463              (988)
                                                                                                      --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net decrease in demand deposits and savings accounts                                               (4,285)          (13,261)
     Net increase in time deposits                                                                         679             3,506
     Net increase in short-term borrowings                                                                 156            12,981
     Net decrease in federal funds purchased                                                                --            (4,000)
     Dividends paid                                                                                         --              (107)
                                                                                                      --------          --------
                Net cash used in financing activities                                                   (3,450)             (881)
                                                                                                      --------          --------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                    10,650            (1,286)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                        32,400            22,629
                                                                                                      --------          --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                            $ 43,050          $ 21,343
                                                                                                      ========          ========

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
     Net income (loss)                                                                                $    140          $    (10)
     Adjustments to reconcile net income (loss) to net cash provided by operating activities:
         Depreciation on bank premises and equipment                                                       194               128
         Provision for loan and lease losses                                                               300               270
         Amortization of deferred loan fees                                                               (124)              (51)
         Changes in -
            Interest receivable                                                                            127               (84)
            Interest payable                                                                              (142)               86
            Taxes payable                                                                                   46                 1
            Other assets                                                                                   446               489
            Other liabilities                                                                             (350)             (246)
                                                                                                      --------          --------
     Net cash provided by operating activities                                                        $    637          $    583
                                                                                                      ========          ========



The accompanying notes are an integral part of the consolidated financial statements.

                 HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results anticipated for the year ended December 31, 1999. For additional information, refer to the consolidated financial statements and footnotes thereto included in Hawaii National Bancshares, Inc.'s annual report on Form 10-K for the year ended December 31, 1998.


2. ALLOWANCE FOR LOAN AND LEASE LOSSES

                                                         THREE MONTHS ENDED
                                                             MARCH 31
                                                    ----------------------------
(IN THOUSANDS)                                         1999                1998
                                                    -------             -------
Balance, beginning of period                        $ 3,296             $ 3,198
Provision charged to operations                         300                 270
Loans and leases charged-off                           (253)               (178)
Recoveries on loans and leases
       previously charged-off                            12                  11
                                                    -------             -------
          Net charge-offs                              (241)               (167)
                                                    -------             -------
Balance, end of period                              $ 3,355             $ 3,301
                                                    =======             =======

The following table presents information on the recorded investment in impaired loans for the dates indicated:

                                                               MARCH 31     DECEMBER 31      MARCH 31
(in thousands)                                                   1999           1998          1998
                                                               ------         ------         ------
Impaired loans for which there is a related allowance          $1,622         $1,835         $1,604
Impaired loans for which there is no related allowance          1,820          1,768          2,243
                                                               ------         ------         ------
       Total recorded investment                               $3,442         $3,603         $3,847
                                                               ======         ======         ======

The average recorded investment in impaired loans was $3,450,000 for the three months ended March 31, 1999, $3,647,000 for the year ended December 31, 1998 and $3,677,000 for the three months ended March 31, 1998. Interest income on impaired loans is recognized in accordance with the Company's nonaccrual loan policy. There was no interest income recognized on impaired loans in any or the previously mentioned periods.

3.     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                         THREE MONTHS ENDED
                                              MARCH 31
                                     -------------------------
(IN THOUSANDS)                         1999             1998
                                     --------         --------
Balance, beginning of period         $ 27,289         $ 28,342
Net income (loss)                         140              (10)
Cash dividends                             --             (107)
                                     --------         --------
Balance, end of period               $ 27,429         $ 28,225
                                     ========         ========

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Hawaii National Bancshares, Inc. ("Company") is a bank holding company whose wholly-owned subsidiary is Hawaii National Bank ("HNB" or the "Bank"), a national banking association. The Company derives substantially all of its income from the operations of the Bank and the Bank's assets constitute the majority of the Company's assets. Therefore, the discussion that follows relates mainly to the activities of the Bank.

FORWARD LOOKING STATEMENTS

         In this report, the Company has included certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is for the express purpose of availing the Company of the protections of such safe harbor with respect to all "forward looking statements." The Company has used "forward looking statements" to describe future plans and strategies, including expectations of the Company's future financial results. Management's ability to predict results or the effect of future plans and strategy is inherently uncertain. Factors that could affect results include interest rate trends, the general economic climate in the state of Hawaii and the nation as a whole, loan delinquency rates, the local real estate market, Year 2000 issues, and changes in federal and state regulation. These factors should be considered in evaluating the "forward looking statements" and undue reliance should not be placed on such statements.

LOCAL ECONOMY

         Hawaii's economy remains in a prolonged economic slump which began in 1990. In March 1999, both Moodys and Standard and Poors downgraded the City and County of Honolulu's bonds by one notch to Aa3 and AA-, respectively. Hawaii's unemployment rate was 5.7% in March 1999, a slight improvement from 6.1% a year ago and 5.8% in the prior month. Job losses, however, continued with the number of jobs statewide declining to 531,500 in March 1999 from 532,900 a year earlier. In the real estate area, it continued to be a buyer's market. The median price for a single-family home on Oahu was 5.6% lower in March 1999, compared to a year earlier, while the median condominium price was down 8.9%. Likewise, commercial property values remained under pressure, particularly in the outlying areas, due to corporate downsizings, failures and migrations to other states.

HIGHLIGHTS

         The Company reported net income of $140,000, or $0.20 per share, for the first quarter of 1999, compared to a net loss of $10,000, or $0.01 per share, for the same quarter in 1998. The increase was primarily due to the recognition of $112,000 in origination fees and prepayment penalties that were related to the early payoff of two loans.

         During the quarter, the Company provided $300,000 for loan and leases losses, an 11.1% increase over the $270,000 provided for the same period last year. Net charge-offs through March 31, 1999 increased 44.3% to $241,000 from the respective period in 1998. Noncurrent loans and leases, as a percentage of total outstandings, were 1.8% at March 31, 1999, unchanged from December 31, 1998.

         At March 31, 1999, total assets stood at $308,277,000, compared to $312,033,000 at December 31, 1998. Loans and leases declined 6.1% to $210,218,000 due to several large payoffs, while deposits declined 1.3% to $272,294,000. At December 31, 1998, the benefit obligation of the Company's pension plan exceeded the fair value of plan assets. As a result, an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. At March 31, 1999 and December 31, 1998, shareholders' equity totaled $27,429,000 and $27,289,000, respectively. Leverage and risk-based capital ratios continued to exceed regulatory requirements by a substantial margin.

SUBSEQUENT EVENT

         On April 27, 1999, the Company's Board of Directors adopted resolutions recommending to the Company shareholders a plan to restructure the share ownership of the Company. The plan proposed by the Company involves a one for 200 reverse stock split which would reduce the number of Company shareholders below 300, thus allowing the Company to terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended. Since the Company's stock is unlisted, the benefits of public ownership are minimal. As a private corporation, the Company would be able to eliminate the substantial time and expense associated with being a public-reporting company. In addition, the Company's plan involves an opportunity for all shareholders to sell their shares to the Company at the same price per share without commissions as will be received by shareholders who receive cash for their fractional shares at $45.00 per pre-split share in the reverse stock split. The Company has received an opinion from the investment banking firm of NationsBanc Montgomery Securities LLC that the $45.00 price per pre-split share is fair to shareholders from a financial point of view.

         In order to provide adequate time for review of the Company's plan and related shareholder materials by the Securities and Exchange Commission, the Company's 1999 Annual Meeting of Shareholders has been postponed. It is currently anticipated that the Annual Meeting will be held in July 1999, and that Annual Meeting materials will be sent to the Company's shareholders in June. (For additional information on the proposed going private plan, see the Company's Current Report on Form 8-K dated April 27, 1999.)

RESULTS OF OPERATIONS

Net Interest Income

         Net interest income for the three months ended March 31, 1999 increased $207,000, or 5.2%, from the respective period in 1998. The improvement was primarily due to a decline in interest expense. During the quarter, the average cost of funds declined by 48 basis points, while the average yield on interest-earning assets fell by 41 basis points. The average net interest margin for the first quarters of 1999 and 1998 was 5.98% and 5.99%, respectively.

         Interest income for the three months ended March 31, 1999 increased $22,000, or 0.4%, from the comparable period in 1998. Included in the results for the current period were origination fees and prepayment penalties related to the early payoff of two loans that aggregated $112,000. Loan origination fees, net of direct costs of origination, are deferred and amortized into interest income over the effective life of the loan. In the event the loan is sold or paid off early, the unamortized fees, including any prepayment penalties, are recognized as income. The average yield on interest-earning assets for the first quarter of 1999 was 8.23%, compared to 8.64% for the same period in 1998. The decline was attributable to a lower interest rate environment and a shift in the mix of interest-earning assets from higher-yielding loans and leases into lower-yielding federal funds sold.

         Interest expense for the three months ended March 31, 1999 decreased $185,000 or 10.5%, versus the same period a year earlier. The decline was primarily due to a reduction in interest expense on short-term borrowings and deposits. The average rate paid on interest-bearing deposits and liabilities for the quarter was 3.06%, compared to 3.54% for the same period in 1998. The improvement was due to lower average rates paid on deposits and a lower average balance of short-term borrowings.

Other Income and Expenses

         Other income for the three months ended March 31, 1999 increased $55,000, or 6.3%, compared to the same quarter in the prior year. The increase was primarily due to higher revenue from VISA merchant settlement fees.

         Other expenses were comprised of salaries and employee benefits, occupancy expense and other operating expenses. For the three months ended March 31, 1999, other expenses increased $37,000 or 0.8%, compared to the same period last year.

         Salaries and employee benefits for the first quarter of 1999 decreased $34,000 or 1.4%, over the same period a year earlier. Occupancy expenses through the end of March were lower by $8,000 or 0.7% from the comparable period in 1998. Other operating expenses for the year-to-date increased $79,000 or 8.1%, over the respective period in 1998. The increase in this category was due primarily to higher legal and professional fees.

Year 2000

         The Year 2000 project remains a high priority. The Company is currently on target with respect to internal and regulatory timetables. All mission-critical systems have been tested and implemented. The Company is in the process of validating its contingency plans for core business processes which is anticipated to be completed by June 30, 1999. The remaining future costs for the Year 2000 project are projected to be $25,000 which will be expensed when incurred. (For additional information on the Year 2000, see "Provision and Allowance for Loan and Lease Losses", "Liquidity" and the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)

Income Taxes

         The Company's federal and state income tax provision for the first quarter of 1999 was $46,000, compared to $1,000 for the same quarter a year ago. The effective income tax rates for these periods were 24.7% and (10%), respectively, due to the utilization of certain tax benefits.

FINANCIAL CONDITION

Investment Securities

         Investment securities consist principally of short and intermediate term debt instruments issued by the U.S. Treasury and other U.S. government agencies. The Bank is also a stockholder in the Federal Reserve Bank and the Federal Home Loan Bank of Seattle. The Bank has no structured notes, zero coupon bonds, collateralized mortgage obligations or stripped mortgage-backed securities.

         At March 31, 1999, the book and fair value of the held-to-maturity portfolio was $44,976,000 and $44,958,000, respectively. As of the same date, the book and fair value of the available-for-sale portfolio was $1,760,000. Trading securities amounted to $117,000 at quarter-end 1999, and have been designated to satisfy certain of the Bank's retirement plan obligations. During the first quarter of 1999, there were no sales or transfers of investment securities between the held-to-maturity, available-for-sale or trading categories.

Loan Portfolio and Loan Concentrations

         At March 31, 1999, loans and leases were $210,218,000, a decrease of $13,629,000 or 6.1% from $223,847,000 at year-end 1998. The decline was attributable to unscheduled payoffs on several large commercial and real estate loans. During the quarter, growth in the portfolio continued to be constrained by a weak local economy. The Bank has no foreign loans in its portfolio. In addition, there are no significant concentrations of credit with any individual party; however, the Bank's lending is concentrated on the island of Oahu.

         The following table presents the composition of the Bank's loan and lease portfolio at the dates indicated.

                                   March 31, 1999            December 31, 1998              March 31, 1998
                              -----------------------      ----------------------      -----------------------
                                  Balance         %           Balance        %             Balance        %
                              ------------      -----      ------------     -----      ------------      -----

Real estate
     Family residential        $96,251,000       45.8%     $101,663,000      45.4%     $108,408,000       48.7%
     Construction                   65,000        0.0         1,044,000       0.5         2,124,000        1.0
     Commercial property        31,271,000       14.9        32,270,000      14.4        29,918,000       13.4
                              ------------      -----      ------------     -----      ------------      -----
         Total                 127,587,000       60.7       134,977,000      60.3       140,450,000       63.1
Commercial, industrial
      and agricultural          72,265,000       34.4        78,086,000      34.9        72,732,000       32.7
Consumer                         9,094,000        4.3         9,210,000       4.1         7,817,000        3.5
All other loans                    126,000        0.1           355,000       0.2           252,000        0.1
Direct financing leases          1,146,000        0.5         1,219,000       0.5         1,381,000        0.6
                              ------------      -----      ------------     -----      ------------      -----
         Total                $210,218,000      100.0%     $223,847,000     100.0%     $222,632,000      100.0%
                              ============      ======     ============     ======     ============      ======



Loan Portfolio Risk Elements and Other Real Estate Owned

         Noncurrent loans and leases consist of loans and leases that are past due for 90 days or more and still accruing interest and loans and leases on nonaccrual status. At March 31, 1999, noncurrent loans and leases declined to $3,761,000, representing 1.8% of loans and leases outstanding, compared to $4,111,000, or 1.8%, at December 31, 1998, and $3,954,000, or 1.8%, at March 31,
1998. At quarter-end, over eighty percent of the dollar amount in the noncurrent category was collateralized by real estate. The Bank had no restructured loans or leases as of March 31, 1999, December 31, 1998 or March 31, 1998.

         Other real estate owned ("OREO"), which is included in other assets, is generally comprised of properties acquired through foreclosure proceedings in settlement of debts previously contracted. These assets are recorded at the lower of cost or fair market value based on current appraisals less estimated selling costs. Any excess of the carrying amount of the loan over the fair market value of the assets, net of estimated disposal costs, is charged against the allowance for loan and lease losses at the time of transfer. After a property has been transferred to OREO, any losses on disposition or writedowns as a result of declines in the market value of specific properties are recorded as a charge to other expenses, which reduces current earnings. At March 31, 1999, OREO was $976,000, unchanged from December 31, 1998. The portfolio consisted of two commercial properties and a residential condominium. Subsequent to quarter-end, the Bank accepted an offer for the condominium that was $18,000 below its carrying value. Accordingly, the Bank will be reducing its investment in this asset with a charge to other expenses that will directly impact current earnings next quarter. The Bank is currently in the process of re-appraising the other properties. Given the downward trend in real estate values, there is a possibility that additional writedowns may be required in the future. In 1998, OREO writedowns aggregated $334,000.

         The following table presents information on noncurrent loans and leases and OREO for the dates indicated:

                                       March 31         December 31         March 31
                                        1999               1998               1998
                                     ----------         ----------         ----------

Noncurrent
    Past due 90 days or more         $  138,000         $  405,000         $   44,000
    Nonaccrual                        3,623,000          3,706,000          3,910,000
                                     ----------         ----------         ----------
         Total                       $3,761,000         $4,111,000         $3,954,000
                                     ----------         ----------         ----------

OREO                                 $  976,000         $  976,000         $1,668,000
                                     ==========         ==========         ==========

     Note: Impaired loans are included in nonaccrual loans and leases.


Provision and Allowance for Loan and Lease Losses

         During the three months ended March 31, 1999, the Bank provided $300,000 for loan and leases losses, compared to $270,000 for the three months ended March 31, 1998. The increase was attributable to higher charge-offs. The provision for the second quarter of 1999 is expected to be approximately $300,000. The appropriateness of maintaining the provision at this level will be re-evaluated at least quarterly.

         Gross charge-offs increased to $253,000 for the three months ended March 31, 1999, an increase from $178,000 for the same period in 1998. Of the losses in the current period, nearly three-quarters were attributable to 1 commercial loan and 2 real estate loans. Recoveries for the first quarters of 1999 and 1998 were $12,000 and $11,000, respectively. Net charge-offs through the end of March were $241,000, substantially above the $167,000 reported for the same period in 1998. The annualized ratio of net charge-offs to average loans and leases for the first quarter of 1999 was 0.45%, compared to 0.30% for the same period a year earlier.

         The allowance for loan and lease losses is reviewed at least quarterly using a systematic and consistent procedure which is described in the 1998 Annual Report on Form 10-K. The evaluation for this quarter also included an assessment of customer readiness for the Year 2000. At March 31, 1999, the allowance for loan and lease losses stood at $3,355,000, compared to $3,296,000 at December 31, 1998 and $3,301,000 at March 31, 1998. The ratio of the allowance to total loans and leases outstanding was 1.60%, 1.47% and 1.48% at March 31, 1999, December 31, 1998 and March 31, 1998, respectively. While the reserve represented 89.2% of noncurrent loans and leases at quarter-end, in the opinion of management, it remained at a sufficient level to absorb losses inherent in the loan and lease portfolio. As noted earlier, over 80% of the dollar amount in the noncurrent category is collateralized by real estate. Generally, the loss rates on real estate loans are much lower than those on commercial or consumer loans due to the protection afforded by the collateral.

Deposits

         At March 31, 1999, total deposits were $272,294,000, a decrease of $3,607,000 or 1.3%, compared to $275,901,000 at December 31, 1998.
Noninterest-bearing demand deposits ended the quarter at $1,277,000 below the balance reported at year-end 1998. Interest-bearing demand deposits at quarter-end were lower by $797,000 from December 31, 1998. Savings deposits decreased by $2,211,000 over year-end 1998 levels, partly offsetting an increase in time deposits of $678,000.

         The following table presents the distribution of the Bank's deposit accounts for the dates indicated.



                                    March 31, 1999                December 31, 1998            March 31, 1998
                               -------------------------          -----------------        ------------------------
                                  Balance        %              Balance        %              Balance         %
                               ------------    -----         ------------    -----         ------------     -----
Noninterest-bearing demand    $  71,218,000     26.2%       $  72,495,000     26.3%       $  62,200,000      25.0%
Interest-bearing demand          27,347,000     10.0           28,144,000     10.2           27,564,000      11.1
Savings                          91,795,000     33.7           94,006,000     34.1           85,512,000      34.3
Time                             81,934,000     30.1           81,256,000     29.4           73,689,000      29.6
                                 ----------     ----           ----------     ----           ----------      ----
    Total deposits             $272,294,000    100.0%        $275,901,000    100.0%        $248,965,000     100.0%
                               ============    ======        ============    ======        ============     ======


         Included in time deposits are certificates of deposits ("CDs") purchased by the State of Hawaii, its counties and other government agencies. Historically, these CDs have been a stable source of funds for the Bank and are considered to be core deposits. At March 31, 1999, December 31, 1998, and March 31, 1998, public time deposits totaled $34,968,000, $35,415,000, and
$32,798,000, respectively, representing 12.8%, 12.8%, and 13.2% of the Bank's total deposits.

Liquidity

         The Bank has adequate liquidity to accommodate fluctuations in deposit levels, fund operations, provide for customer credit needs and meet obligations and commitments on a timely basis. The Bank has also incorporated Year 2000 issues into its contingency funding plan and is planning for increased customer cash needs at the turn of the century. While deposits have traditionally been the principal source of funds for HNB, the wholesale markets are anticipated to play a greater role in the future due to the migration of household financial assets into direct investment vehicles. The Bank has alternative sources of liquidity which include federal funds lines with other banks, the discount facilities of the Federal Reserve, and advances from the Federal Home Loan Bank ("FHLB"). During the quarter, there were no drawings under federal funds lines or borrowings from the Federal Reserve. Advances under the FHLB's Community Investment Program amounted to $5,300,000 at quarter-end. These advances were repaid on April 1 when they matured.

         Net cash provided by operating activities was $637,000 for the first three months of 1999. Investing activities provided net cash of $13,463,000 due primarily to several large loan payoffs. Net cash used in financing activities was $3,450,000 due mainly to an outflow in demand and savings deposits.

Shareholders' Equity and Capital Resources

         Shareholders' equity was $27,429,000 at March 31, 1999, $27,289,000 at
December 31, 1998 and $28,225,000 at March 31, 1998. At December 31, 1998, the
benefit obligation of the Company's pension plan exceeded the fair value of plan assets. As a result, an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. (For additional information on the Company's Pension Plan, see "Pension Plan" in Management's Discussion and Analysis of Financial Condition and the Results of Operations" and Note 12 to the Consolidated Financial Statements in the 1998 Annual Report on Form 10-K.)
Book value per share was $38.58, $38.38 and $39.70 at March 31, 1999, December 31, 1998 and March 31, 1998, respectively.

         The Company's historical practice has been to pay dividends in February of each year. The Company paid cash dividends of $0.15 per share of common stock on February 14, 1997 and on February 17, 1998. In view of the Company's performance in 1998 and the weakened local economy, the Company did not declare or pay a dividend in February 1999. The Company will periodically review its dividend policy and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash dividends are subject to determination and declaration by the Company's Board of Directors which considers a number of factors, including the growth anticipated by the Bank, the profits being generated, liquidity and capital requirements, applicable governmental regulations and policies, and other relevant factors.

         In order to be considered well-capitalized by the bank regulatory agencies, an institution must have at minimum a 5.0% leverage ratio, a Tier 1 risk-based capital ratio of 6.0% and a total capital ratio of 10.0%. The Company's leverage ratio was 8.9% at March 31, 1999, 9.0% at December 31, 1998, and 9.6% at March 31, 1998. At March 31, 1999, the Company's Tier 1 and total capital ratios were 13.1% and 14.4%, respectively, compared to 12.4% and 13.7% at December 31, 1998, and 13.3% and 14.5% at March 31, 1998.

Effect of New Accounting Standards

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 1999. The SFAS establishes accounting and reporting standards for derivative instruments and hedging activities and requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

         In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which was effective for the first quarter beginning after December 15, 1998. This Statement amended SFAS No. 65, "Accounting for Certain Mortgage-Backed Securities," to require that after an entity that is engaged in mortgage-banking activities has securitized mortgage loans that are held for sale, it must classify the resulting mortgage-backed securities or other retained interests based upon its ability and intent to sell or hold those investments. Since the Company has not securitized mortgage loans held for sale, the adoption of this SFAS did not have a material impact on the consolidated financial statements of the Company.

         In February 1999, the FASB issued SFAS No. 135, "Recission of FASB Statement No. 75 and Technical Corrections" which is effective for fiscal years ending after February 15, 1999. This Statement rescinds SFAS No. 75 and amends SFAS No. 35 and other existing authoritative literature to make various technical corrections, clarify meanings or describe applicability under changed conditions. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's exposure to market risk is in the form of interest rate risk. The manner in which this exposure is managed and an estimate of the potential impact on net interest income assuming a 1-year horizon was disclosed on pages 41 to 42 in Hawaii National Bancshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998. As of March 31, 1999, there were no material changes to report.

                           PART II. OTHER INFORMATION

ITEM 6. Exhibits and Reports on Form 8-K

            (a)   Exhibits

                      Exhibit 27 Financial Data Schedule

            (b)   Reports on Form 8-K

                      On March 8, 1999, the Company filed a Form 8-K announcing its 1998 Financial Report.

                      On April 27, 1999, the Company filed a Form 8-K announcing a going private plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HAWAII NATIONAL BANCSHARES, INC.
                                                       (Registrant)

Date          May 12, 1999              By        /s/Warren K.K. Luke
         ----------------------             ------------------------------------
                                                      Warren K.K. Luke
                                                   Chief Executive Officer

Date          May 12, 1999              By      /s/Ernest T. Murata
         ----------------------             ------------------------------------
                                                      Ernest T. Murata
                                                 Vice President, Treasurer,
                                                   Assistant Secretary and
                                                   Chief Financial Officer

                                                                EXHIBIT 17(d)(2)

                  [HAWAII NATIONAL BANCSHARES, INC. LETTERHEAD]

                                 June ___, 1999

To the Shareholders of
Hawaii National Bancshares, Inc.

Dear Shareholders:

        You are cordially invited to attend the Annual Meeting of Shareholders (the "Annual Meeting") of Hawaii National Bancshares, Inc. (the "Company"), at the Banking House, Fourth Floor, 45 N. King Street, Honolulu, Hawaii, on Wednesday, June 30, 1999, at 10:00 a.m.

        On April 27, 1999, the Company's Board of Directors adopted a going-private plan (the "Plan") to restructure the share ownership of the Company. The purpose of the Plan is to reduce the number of Company shareholders below 300, thus allowing the Company to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the "1934 Act"). This will allow the Company to eliminate the substantial time and expense associated with 1934 Act compliance. The Board of Directors believes that the Company's shareholders derive little benefit from the Company's status as a publicly-held corporation.

        The objectives of the Plan will be accomplished by a one-for-200 reverse stock split that will have the effect of eliminating the shares of all Company shareholders who own less than 200 shares of the Company's currently outstanding common stock by converting such shares into a right to receive cash in the amount of $45.00 per share.

        The Plan also includes a tender offer to purchase all of the shares owned by any Company shareholder at $45.00 per share. The purpose of the tender offer is to allow Company shareholders who own 200 or more shares to sell their shares at the same price per share as will be received by shareholders who receive cash for their shares in the reverse stock split. The Company has received an opinion from the investment banking firm of NationsBanc Montgomery Securities LLC that the $45.00 per share price is fair to the shareholders from a financial point of view.

        You are urged to read the accompanying Proxy/Tender Offer Statement, which provides you with a description of the terms of the proposed transactions.

        As described in the enclosed Proxy/Tender Offer Statement, at the Annual Meeting, in addition to the election of directors, you will be asked to consider and vote upon a proposal to approve and adopt the reverse stock split. Your Board of Directors has determined that the reverse stock split is in the best interest of Hawaii National Bancshares and its shareholders and has unanimously approved reverse stock split. THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL AND ADOPTION OF THE REVERSE STOCK SPLIT AND THE ELECTION OF DIRECTORS.

        If the reverse stock split is consummated, shareholders who vote against approval of the reverse stock split and who otherwise comply with the procedures described in the Proxy/Tender Offer Statement will be granted appraisal rights. See "THE REVERSE STOCK SPLIT - Dissenters' Rights."

        It is very important that your shares be represented at the Annual Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, you are requested to complete, date, sign and return the enclosed Proxy in the postage-paid envelope provided. Failure to return a properly executed Proxy or vote at the Annual Meeting, will have the same effect as a vote against approval of the reverse stock split. Executed proxies with no instructions indicated thereon will be voted for approval and adoption of the reverse stock split.

        Please do not send any of your stock certificates at this time, unless you elect to participate in the tender offer. If the reverse stock split is consummated, you will be sent a letter explaining the procedures for exchanging your shares for cash or new shares.

        We look forward to seeing you at the 1999 Annual Meeting of Shareholders. If you have questions before the Annual Meeting regarding the matters discussed in this letter, you may call Michael Lai at (808) 528-7829.


                                        Very truly yours,



                                        Warren K.K. Luke
                                        Vice Chairman of the Board


Attachment

                                                                EXHIBIT 17(d)(3)

                   PROXY FOR ANNUAL MEETING OF SHAREHOLDERS OF

                        HAWAII NATIONAL BANCSHARES, INC.

                                  -------------

                     THIS PROXY IS BEING SOLICITED ON BEHALF
                            OF THE BOARD OF DIRECTORS

                       PLEASE SIGN AND RETURN IMMEDIATELY

        KNOW ALL MEN BY THESE PRESENTS, that I, the undersigned Shareholder of Hawaii National Bancshares, Inc., Honolulu, Hawaii (the "Company") do hereby nominate, constitute and appoint Herbert Nagata and Gordon J. Mau and each of them (with full power to act alone) my true and lawful attorney with full power of substitution, for me and in my name, place and stead to vote all the Common Stock of the Company standing in my name and on its books on June 2, 1999, at the Annual Meeting of Shareholders to be held in the Board Room of the Banking House, Fourth Floor, 45 North King Street, Honolulu, Hawaii 96817 on Wednesday, June 30, 1999 at 10:00 a.m., or at any adjournments thereof, with all the powers the undersigned would possess if personally present, as follows:

        1. AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION. The amendment of the Company's Articles of Incorporation to reduce the number of the Company's authorized shares from 10 million shares of common stock, $1.00 par value, to 50,000 shares of common stock, $200.00 par value, and the consolidation and conversion of each 200 shares of issued and outstanding common stock into one share of common stock.

                FOR    [ ]        AGAINST [ ]         ABSTAIN [ ]

        2. ELECTION OF DIRECTORS. The election of the persons listed below to serve as directors for the ensuing year.

                FOR all nominees listed _____           WITHHOLD AUTHORITY _____
                below (except as marked                 to vote for all nominees
                to the contrary below)                  listed below

                K.J. Luke, Warren K.K. Luke, Gordon J. Mau, Tan Tek Lum and Arthur S. K. Fong

                INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the space provided below.

        3. In their discretion, upon such other matters as may properly come before the meeting.

        THIS PROXY CONFERS AUTHORITY TO VOTE "FOR" AND WILL BE VOTED "FOR" THE PROPOSITIONS LISTED UNLESS AUTHORITY IS WITHHELD, IN WHICH CASE THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATION SO MADE.

        Management knows of no other matters that may properly be, or which are likely to be brought before the meeting. However, if any other matters are properly presented at said meeting, this proxy shall be voted in accordance with the recommendations of management.

        The Board of Directors recommends a vote "FOR" the listed propositions.

                                        DATED:_________________________, 1999


                                        ----------------------------------------
                                              (Signature of Shareholder)


                                        ----------------------------------------
                                              (Signature of Shareholder)

                                        WHEN SIGNING AS ATTORNEY, EXECUTOR,
                                        ADMINISTRATOR, TRUSTEE OR GUARDIAN,
                                        PLEASE GIVE FULL TITLE. IF MORE THAN ONE
                                        TRUSTEE, ALL SHOULD SIGN. ALL JOINT
                                        OWNERS MUST SIGN.

                                                                EXHIBIT 17(d)(4)


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        Hawaii National Bancshares, Inc. ("Bancshares") is a bank holding company whose wholly owned subsidiary is Hawaii National Bank ("HNB" or the "Bank"), a national banking association. Bancshares derives substantially all of its income from the operations of the Bank and the Bank's assets constitute the majority of Bancshares' assets. Therefore, the discussion that follows relates mainly to the activities of the Bank.

FORWARD-LOOKING STATEMENTS

        This report and other filings and communications made by Bancshares and HNB (collectively, the "Company") may contain, from time to time, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward-looking statements may be contained in periodic filings made to the Securities and Exchange Commission ("SEC"), press releases, and oral statements made by executive officers of the Company. By their very nature, forward-looking statements, such as forecasts or projections of future performance or statements of management's plans and objectives, are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. These include, but are not limited to: general economic conditions; the interest rate environment; the local real estate market; Year 2000 issues; trends in credit quality, liquidity and capital resources; increased competition from bank and nonbank institutions; governmental regulation; changes in consumer and business behavior; developments in technology; and other risk factors. When relying on forward-looking statements, investors and others should carefully consider these and other uncertainties, whether or not the statements are described as forward-looking. Unless explicitly stated otherwise, forward-looking statements made by the Company are intended to apply only at the time they are made. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect subsequent events.

LOCAL ECONOMY

        In 1998, Hawaii continued to struggle through a prolonged economic slowdown which began in 1990. The gross state product is estimated to have grown by 1.5% in 1998, little changed from the prior year, and substantially below the robust 3.9% estimated for the nation. Tourism is Hawaii's largest industry generating about one-quarter of the gross state product and employing an estimated 25% of the State's workforce. One-third of the State's annual tourists are from Asia, of which the Japanese represent the largest segment. In 1998, the number of Japanese visitors to Hawaii dropped by 6.3%, which resulted in a loss of about $100 million in tourist spending. In addition, visitor arrivals from other Asia-Pacific countries plunged more than 23%. The declines in the eastbound markets were due to the well publicized economic problems plaguing that region combined with sharply weaker currencies, and increased competition from other destinations. During the year, the trend in corporate downsizings, failures, and migrations to other states continued, boosting the State's unemployment rate in December nearly 1.5% above the national rate. Bankruptcies and foreclosures continued to mount in 1998, surpassing the records set in 1997 by 30% and 15%, respectively. While home resales increased sharply during the year, prices continued to slide. The median price for a single-family home on Oahu in 1998 was 3% lower compared to 1997, while the condominium median was 10% below the prior year. In the commercial real estate area, relatively high vacancy rates continued to depress property values in 1998.

        In 1999, Hawaii will be entering its ninth year of an economic slump, which ranks as one of the longest for any U.S. regional economy since World War
II. With its dependence on tourism and its close ties to Asia, little improvement is anticipated in the coming year.

BUSINESS OBJECTIVES AND STRATEGIES

        As part of its long-range planning, the Company has implemented several initiatives in the last few years with the objectives of increasing the Bank's franchise value and positioning it to compete more effectively in the rapidly changing financial services industry. In order to accomplish these objectives, the strategy is to grow the Bank to take advantage of economies of scale and to invest in new technology to improve efficiency. While embarking on this course has put pressure on short-term earnings, the Company believes that having a long-term horizon is far more important, especially in this environment where the lines between banks and nonbank institutions are becoming increasingly blurred.

        The cornerstone of a community bank is its branch system. While other financial institutions have been closing offices, the Bank has expanded into areas where the demographics for small business and future population growth appear favorable. Since 1995, the Bank has opened four new branches bringing the total number of branches in the Bank's network to eleven on Oahu, two on Maui and one on the Big Island. The new facilities will provide the Bank with an opportunity to expand its loan and deposit base; however, based on past experience, new offices initially have a negative impact on earnings, until the volume of business grows to cover overhead expenses.

        In order to compete effectively in today's market, the Company recognizes that the Bank must become a lower-cost provider. The Company's strategy is to leverage technology to gain operating efficiencies and drive down costs. In keeping with its long-term plan, the operations of Computer Systems International, Ltd., ("CSI") an affiliated data processing provider, were merged into the Bank in October 1997. While the effect of bringing this function in-house has increased overhead costs in the short-run, the anticipated efficiencies that will accrue over time should enable the Bank to reduce costs in other areas without compromising customer service. In 1998, the Bank successfully completed an upgrade to a new core processing system that will enable it to offer a number of new electronic banking products to its customers, including PC banking. It also linked its departments and branches together with local area networks and wide area networks.

        There is no assurance that the Bank will be able to achieve its objectives, nor is it possible to predict whether future changes in regulatory, economic and competitive changes will cause the Company or the Bank to revise its operating strategy. The operating results of the Company and Bank are expected to remain dependent upon general economic conditions and other external factors for the foreseeable future.

OVERVIEW

        The Company reported a net loss of $345,844 or $0.49 per share in 1998. In 1997, the Company earned $651,175 or $0.92 per share. Net income was $711,223 or $1.00 per share in 1996.

        Many factors affected the Company's performance in 1998 and 1997. The execution of certain strategic initiatives, such as expanding the branch network, merging a data processing provider into the Bank and upgrading the computer system, increased overhead costs for the Bank. This, combined with substantially higher loan loss provisions and increased write-downs in other real estate owned ("OREO"), resulted in a net loss for 1998 and lower profits in 1997.

        In 1998, the Bank established its first "in-store branch" in the Moanalua Ethnic Village. The same year, it migrated to a new core processing system and networked its branches and departments. In 1997, the Bank opened the Pearl City Branch and formed a new Information Systems Department to handle the data processing function, which had previously been outsourced.

        During 1998, provisions for loan and lease losses increased by $465,000 over 1997. Net charge-offs rose to $1,087,168 in 1998, compared to $589,619 a year earlier. Loans and leases past due for 90 days or more and those on nonaccrual ended 1998 at $4,111,000, little changed from the $4,206,000 reported as of the same date in 1997. As real estate prices continued to slide in 1998, the Bank reduced the carrying values for certain properties in OREO by $334,000. In the prior year, a similar write-down of $138,000 was recorded. At December 31, 1998 and 1997, OREO totaled $976,000 or 0.31% of total assets and $1,668,000 or 0.56%, respectively.

        At December 31, 1998, total assets stood at $312,033,544, a 4.5% increase from $298,686,778 at December 31, 1997. Loans and leases grew 2.2% to a record $223,846,506 and deposits increased 6.6% to $275,901,399 at December 31, 1998. At year-end 1998, the benefit obligation of the Company's pension plan exceeded the fair value of plan assets. As a result, an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. At December 31, 1998, shareholders' equity totaled $27,289,319, compared to $28,341,819 at December 31, 1997. Leverage and risk-based capital ratios continued to exceed regulatory capital requirements by a substantial margin at December 31, 1998 and 1997.

OUTLOOK FOR 1999

        Looking ahead to 1999, the Company anticipates that its operating results may continue to be adversely impacted by Hawaii's prolonged economic slowdown. As a community bank, the Bank's market area is concentrated in Hawaii and management believes the Bank's activities should remain in the State. Many of the Bank's customers are family enterprises and closely-held businesses which have been hit hard by the weak local economy. During the first quarter of 1999, the Bank anticipates increasing its provision for loan and lease losses by an additional $30,000 over the first quarter of 1998. The appropriateness of continuing such an increase will be re-evaluated at least quarterly. Furthermore, until the local real estate market stabilizes, the Bank's earnings remain vulnerable to additional OREO write-downs.

RESULTS OF OPERATIONS

Net Interest Income

        HNB derives the majority of its earnings from net interest income, the difference between what the Bank earns on interest-earning assets such as loans and leases, federal funds sold and investment securities and what it pays on interest-bearing liabilities such as interest-bearing deposits, federal funds purchased and short-term borrowings. Net interest income is affected mainly by changes in the volume and the mix of interest-earning assets and interest-bearing liabilities and in the yields earned and the rates paid based on those assets and liabilities.

        Net interest income was $16,042,773 in 1998, $15,903,944 in 1997 and
$15,372,384 in 1996. The nominal increase in 1998 was primarily due to an increase in interest income on loans and leases, partly offset by higher interest expense on short-term borrowings. In 1997, an improvement in net interest margin resulted in a 3.5% increase in net interest income. Net interest margin was 5.84%, 5.90% and 5.63% for 1998, 1997 and 1996, respectively.

        Total interest income increased 2.2% in 1998 to $23,078,274 versus $22,574,669 in 1997 and $22,376,745 in 1996. The higher interest revenue reported in 1998 was primarily due to a higher average balance of loans and leases. The average yield on interest-earning assets increased slightly from 8.38% in 1997 to 8.41% in 1998. The increase in interest income in 1997 was largely due to a 19 basis point increase in average asset yields. Interest income foregone on nonaccrual loans and leases amounted to $529,000, $441,000 and $464,000 in 1998, 1997 and 1996, respectively.

        Total interest expense increased to $7,035,501 in 1998, compared to $6,670,725 and $7,004,361 in 1997 and 1996, respectively. The 5.5% increase in
1998 was attributable to a higher average balance of short-term borrowings. While deposits remained the primary source of funds in 1998, the wholesale markets began to play a greater role. Compared to 1997, the average balance of short-term borrowings was $7,481,000 higher in 1998. The average rate paid on interest-bearing deposits and liabilities was 3.43% and 3.33% for 1998 and 1997, respectively. The decline in interest expense of 4.8% in 1997 was primarily due to lower average rates paid on deposits.

Other Income

        In addition to interest income, the Bank has various sources of other income which include service charges on deposit accounts; other service charges, collection and exchange charges, commissions and fees; and gains on investment securities. Other income totaled $2,465,468 in 1998, $2,734,128 in 1997, and $2,445,479 in 1996. The lower revenue in 1998 was attributable to data processing fees of $350,000 paid to HNB by another financial institution in the prior year. The contract with this institution ended in December 1997. The gains on investment securities in 1998, 1997 and 1996 were premiums paid to the Bank for securities which were called.

Other Expenses

        Other expenses consist of salaries and employee benefits, occupancy expense of bank premises, equipment expense, computer services and other operating expenses. For 1998, 1997 and 1996, other expenses were $18,037,085, $16,908,897 and $15,865,640, respectively. This represents an increase of $1,128,188 or 6.7% in 1998 and $1,043,257 or 6.6% in 1997.

        The largest component of other expenses is salaries and employee benefits, which increased $679,865 or 7.8% in 1998 and $632,848 or 7.8% in 1997.
The growth in this category reflected several factors including: (1) an increase in the average number of staff due to the merger of CSI and the opening of the new branches in Pearl City and Moanalua; (2) higher overtime costs associated with the upgrade to the Bank's computer system in 1998; and (3) rising costs for employee benefits.

        Occupancy expense of bank premises rose $152,409 or 4.1% in 1998 versus an increase of $177,908 or 5.1% in the previous year. The increases in both years were attributable to the expansion in the branch network and the assumption of CSI's office rent.

        Equipment expense increased $58,493 or 5.9% in 1998 and $129,162 or 15.1% a year earlier. The increase in 1998 resulted largely from higher depreciation charges. The increase in 1997 was primarily due to repairs for furniture, fixtures and equipment.

        In prior years, HNB obtained computer services from CSI, a bank service corporation formed to provide data processing services to financial institutions, including the Bank, which owned 50% of CSI. On August 31, 1997, CSI became wholly owned by the Bank when CSI purchased the other 50% interest from an affiliate of a director. Effective October 1, 1997, CSI's operations were merged into the Bank and CSI was liquidated. Charges for data processing services provided by CSI were $571,000 in 1997 and $729,000 in 1996. While these fees were eliminated in 1998, the costs were reallocated to other areas. It is anticipated that the Bank will realize cost efficiencies in the future by having brought the data processing function in-house.

        Other operating expenses rose $808,090 or 27.8% in 1998 and $261,768 or 9.9% in 1997. Included in this category are write-downs to OREO which amounted to $334,000 in 1998 and $138,000 in 1997. (see "Risk Elements and Other Real Estate Owned"). Besides OREO write-downs, higher legal and professional fees for problem loan collections and consultants and enhancements to the Bank's computer system accounted for much of the increase in other operating expenses in 1998. Prior to August 31, 1997, Bank's investment in CSI was accounted for under the equity method. The Bank's equity in losses of CSI was $59,000 in 1996, which was included in other operating expenses. At December 31, 1996, the Bank's investment in CSI was reduced to zero.

Income Taxes

        The Company had a federal and state income tax benefit of $368,000 in 1998, compared to an income tax provision of $358,000 in 1997 and $431,000 in 1996. The effective tax rates for those years were (51.5%), 35.5%, and 37.7%, respectively. The effective tax rate of (51.5%) for 1998 was due to the net loss and amortization of goodwill.

Year 2000

        The Year 2000 is a serious issue which will affect virtually every organization, including the Bank. The difficulty stems from the inability of most computer programs to distinguish the year 1900 from the year 2000. The challenge is especially critical to financial institutions since many processes, such as interest accruals and payments, are date-sensitive. Nor is the problem limited to just computer systems. The coming millenium will affect potentially every system that has an embedded microchip, such as automated teller machines, elevators and vaults, as well as the Bank's business partners.

        The Bank has made preparing for the Year 2000 one of its top corporate priorities. To oversee this project, the Bank established a Year 2000 Committee, which consists of representatives from the major functional areas of the Bank. The Bank's project plan follows the five phase management process recommended by the Federal Financial Institutions Examination Council ("FFIEC"), consisting of: awareness, assessment, renovation, validation and implementation.

        The awareness phase consists of defining the Year 2000 problem and gaining executive management and Board of Director support. The assessment phase includes inventorying all hardware, software, networks, automated teller machines and equipment which contains an embedded microchip, as well as identifying material third parties with whom the Bank does business. The renovation stage involves repairing, replacing and upgrading systems which are not Year 2000 compliant. The validation step consists of testing these systems and includes an independent third party review. In the implementation phase, the systems are certified as Year 2000 compliant and accepted by the application users.

        Consistent with the FFIEC's guidance, the Bank's overall strategy has been to prioritize systems based on risk and schedule project milestones and allocate resources accordingly. As of the date of this report, the Bank has completed the awareness, assessment, renovation and validation phases for all mission-critical information technology ("IT") and non-IT systems and material customers and vendors. A mission-critical system is one that is vital to the successful continuance of a core business activity such as lending or deposit-taking. IT systems include mainframe, PC, item processing and teller hardware and software. Examples of non-IT systems are elevators, vaults and security monitoring equipment. The Bank is currently on target to complete the final phase, implementation, well in advance of the FFIEC's June 30, 1999 completion date.

        The total projected cost for the Year 2000 project is $1,500,000, which has generally been funded through normal operating cash flows. This amount includes costs for hardware and software purchases, external consultants, training and customer awareness programs. The Bank does not separately track direct payroll and benefit costs for internal IT and non-IT employees involved in the Year 2000 project. As of year-end 1998, $1,475,000 of the estimated Year 2000 project costs has already been expended, which generally related to a normal upgrade of the Bank's computer system. During the year, the Bank expensed $90,000 for training costs. The balance of $1,385,000 was capitalized and is being depreciated over the system's estimated useful life. The remaining future costs for the Year 2000 project are expected to be expensed when incurred.

        While no one knows for certain what will happen when the century rolls over, management believes the most reasonably likely worst case scenario could be a temporary disruption in customer services. Accordingly, the Bank has developed contingency plans for its core business processes, which include timelines and trigger dates for activation. In the case of a limited application or system problem, the Bank could process off-line for several days. In the case of a localized power failure, the Bank has back-up recovery sites on the mainland where it could process its work. As part of the validation process, a qualified, independent party has reviewed the Bank's contingency plans. Throughout the remainder of the year, the Bank will be conducting training exercises for its employees to prepare them for the turn of the century.

        While the Bank has implemented programs to monitor the progress of its significant vendors, service providers and corporate customers, no assurance can be given that these third parties will be ready for the Year 2000. The failure of any of these business partners or customers to successfully complete renovation, testing and implementation of their systems could have a material adverse effect on the results of operations, liquidity and capital resources. In order to mitigate these risks, the Bank has incorporated Year 2000 issues into its contingency funding plan and is planning for increases in customer cash needs. The Bank has also included Year 2000 readiness into its risk grading procedures for loan customers, which will be taken into account when analyzing the adequacy of the allowance for loan and lease losses.

        Many of the disclosures provided above on the Year 2000 are forward-looking statements or assumptions relating to forward-looking statements. Included in this category are estimates of future costs, project milestones, and potential problems that might occur at critical dates in the future. Management's ability to predict results or the effect of future plans and objectives is inherently uncertain. Factors that could cause actual results to differ materially from those anticipated include the Bank's success in identifying systems and programs that are not Year 2000 compliant, the possibility that system modifications will not operate as intended, unexpected costs, and the uncertainty associated with the impact of the century date change on the Bank's customers, vendors and third-party providers, and the economy generally.

FINANCIAL CONDITION

Investment Security Portfolio

        Investment securities consist principally of short and intermediate term debt instruments issued by the U.S. Treasury and other U.S. government agencies. The Bank is also a stockholder in the Federal Reserve Bank and the Federal Home Loan Bank of Seattle ("FHLB"). The Bank has no zero coupon bonds, collateralized mortgage obligations or stripped mortgage-backed securities.

        At December 31, 1998, the book and fair values of investment securities held-to-maturity were $44,980,045 and $45,108,000, respectively, compared to $47,481,373 and $47,540,000 at December 31, 1997. There were no sales from the held-to-maturity portfolio in 1998 or 1997. At December 31, 1998 and 1997, the book and fair value of investment securities available-for-sale was $1,760,103. Trading securities amounted to $115,227 at year-end 1998, and have been designated to satisfy certain of the Bank's retirement plan obligations. During 1998 and 1997, there were no transfers between the held-to-maturity, available-for-sale and trading categories.

Loan and Lease Portfolio

        At December 31, 1998, total loans and leases stood at $223,846,506, marking a new milestone for the Bank, and representing an increase of $4,828,158 or 2.2% from the level reported at December 31, 1997. The growth in the portfolio was primarily due to an increase in commercial property and commercial, industrial and agricultural loans. The Bank had no foreign loans in its portfolio at December 31, 1998 or 1997.

        Real estate loans decreased to $134,976,067 at year-end 1998, $3,713,168 below the level at year-end 1997. The decline was centered in family residential and construction loans, partly offset by an increase in commercial property loans. Commercial, industrial and agricultural loans ended 1998 at $78,086,477, an increase of $7,129,983 from December 31, 1997. Consumer loans, which consist of loans to individuals for household, family and other personal expenditures, were $9,210,138 at year-end 1998, an increase of $1,597,524 from the level reported for the same date a year earlier. At December 31, 1998, direct financing leases and other loans totaled $1,219,220 and $354,604, respectively, compared to $1,307,313 and $452,692 at December 31, 1997.

Loan Concentrations

        The Bank has no significant concentrations of credit risk with any individual party; however, the Bank's lending is concentrated on the island of Oahu. As a result, the risk inherent in the portfolio is closely tied to economic conditions in Hawaii and the local real estate market.

        At December 31, 1998, real estate loans totaled $134,976,067, accounting for 60.3% of the loan and lease portfolio. Included in this category are family residential, construction and commercial property loans which at year-end 1998 amounted to $101,662,454; $1,044,165; and $32,269,448, respectively. While low mortgage rates combined with lower prices have made housing in Hawaii more affordable than it has been in years, residential real estate values, in general, are expected to remain soft until confidence levels in the local economy improve. In the commercial area, lease rents are expected to remain under pressure due to relatively high vacancies. Accordingly, commercial property values could continue to erode in 1999.

Risk Elements and Other Real Estate Owned

        Noncurrent loans and leases consist of loans and leases that are past due for 90 days or more and still accruing interest, and loans and leases that have ceased to accrue interest ("nonaccrual loans and leases"). At December 31, 1998, noncurrent loans and leases were $4,111,000, representing 1.8% of loans and leases outstanding, compared to $4,206,000, or 1.9%, at December 31, 1997. Of these amounts, approximately 10% was past due for 90 days or more and the balance was on nonaccrual. Most of the credits in the noncurrent category are collateralized by real estate. When a loan reaches this stage, the Bank's practice is to obtain a current evaluation or appraisal of the collateral. There were no restructured loans or leases as of December 31, 1998 or 1997.

        Generally, at the time a loan is placed on nonaccrual, it is considered impaired. In evaluating loans for impairment or placement on nonaccrual, the Bank applies its normal loan review procedures. Among other things, this analysis includes reviewing: (1) the loan's payment history as compared to the contractual terms of the note or credit agreement; (2) the financial condition of the borrower, including an assessment of the prospects for repayment of the loan; (3) a reevaluation or reappraisal of the underlying collateral; (4) the loan's current risk rating; and (5) the credit file and loan documents. Loans with an insignificant delay or shortfall in the amount of payments are not considered impaired. Examples of insignificant delays or shortfalls may include, depending upon the specific facts and circumstances, those that are associated with a temporary stoppage in operations due to equipment failure or a natural disaster, or due to tight cash flows during the off-peak season of a business. Recurring shortfalls or delays in payments and/or extended delinquency periods may provide evidence that a delay or shortfall is significant. In these circumstances, the loan is reviewed for impairment. Loans collectively evaluated for impairment by the Bank include smaller balance commercial loans, real estate loans and consumer loans which are not included in total impaired loans. The Bank considers a loan to have a "small balance" when the outstanding principal balance is $50,000 or less. For information on the Bank's accounting policies for nonaccrual and impaired loans, including income recognition and charge-offs, and the required financial statement disclosures, please refer to Notes 1 and 5 to the Consolidated Financial Statements.

        OREO, which is included in other assets, is generally composed of properties acquired through foreclosure proceedings in settlement of debts previously contracted. These assets are recorded at the lower of cost or fair market value based on current appraisals less estimated selling costs. Any excess of the carrying amount of the loan over the fair market value of the assets, net of estimated disposal costs, is charged against the allowance for loan and lease losses at the time of transfer. Subsequent to transfer, any losses on disposition or write-downs as a result of declines in the market value of specific properties are recorded as a charge to other expenses, which reduces current earnings. During 1998, a periodic re-evaluation of certain OREO properties indicated lower values due to a weak local economy which has depressed real estate prices statewide. Accordingly, the Bank reduced its carrying values for those assets with a charge to other expenses of $334,000 that directly impacted current earnings. Comparatively, in 1997, the OREO balance was written down by $138,000. At December 31, 1998, OREO totaled $976,000 or 0.31% of total assets, compared to $1,668,000, or 0.56% of total assets, at December 31, 1997. The portfolio consisted at year-end of two commercial properties on the island of Hawaii and a residential condominium on Oahu.

        The following table presents information on noncurrent loans and leases, restructured loans and leases and OREO at December 31 for the years indicated:

                                       1998             1997             1996               1995                1994
----------------------------------------------------------------------------------------------------------------------
Noncurrent loans and leases
 Past due 90 days or more           $  405,000       $  424,000       $  212,000       $      414,000       $2,241,000
 Nonaccrual                          3,706,000        3,782,000        3,180,000            6,206,000        1,326,000
                                    ----------       ----------       ----------       --------------       ----------
    Total                           $4,111,000       $4,206,000       $3,392,000       $    6,620,000       $3,567,000
                                    ==========       ==========       ==========       ==============       ==========

Restructured loans and leases       $       --       $       --       $       --       $           --       $       --
                                    ==========       ==========       ==========       ==============       ==========

OREO                                $  976,000       $1,668,000       $1,219,000       $    1,162,000       $  938,000
                                    ==========       ==========       ==========       ==============       ==========

Note:  Impaired loans are included in nonaccrual loans and leases.
----------------------------------------------------------------------------------------------------------------------


Potential Problem Loans

        The Bank has an internal grading and review system for the purpose of identifying risk and controlling potential problem credits, and to provide essential information to determine the adequacy of the allowance for loan and lease losses. Loans and leases are risk graded on an ongoing basis by the responsible lending officer. This grade is subsequently confirmed by an independent Loan Review Department, which publishes a monthly report listing the credits graded, their potential weaknesses and the reasons for the assigned grades. These reports are reviewed by management and a committee of the Board of Directors and a response to any comments by the Loan Reviewer is required from the lending officer.

        In 1998, the Bank began risk grading new credits as well as existing ones for Year 2000 readiness. The results of these assessments will be incorporated into future evaluations of the allowance for loan and lease losses.

Provision and Allowance for Loan and Lease Losses

        The provision for loan and lease losses is based upon management's evaluation as to the adequacy of the allowance for loan and leases losses ("allowance" or "reserve") to absorb estimated credit losses inherent in the portfolio. In appraising the adequacy of the allowance, management follows a systematic and consistent procedure to maintain it at a level to cover losses that are probable and estimable as of the date of the evaluation.

        The analytical process for reviewing and documenting the adequacy of the allowance begins with an individual examination of impaired loans that exceed a certain threshold. Each nonaccrual loan that is over $50,000 is removed from the portfolio and a specific allocation, if appropriate, is made based on existing facts, conditions, and collateral values. After providing an allocation for specifically identified loans, the remainder of the portfolio is then stratified by risk grade. When this process has been completed, a loss factor is applied to each of the totals for the 3 highest risk classifications to determine the respective allocation. In developing the loss rates for these 3 risk groups, the Bank takes into account various factors, including guidelines issued by the federal banking agencies and the results of a migration analysis for a population of adversely graded loans. The last step in the allowance process consists of analyzing and providing for groups of smaller balance loans which are currently performing and not adversely graded. These credits are segmented into loan pools which correspond to the same categories used for financial and regulatory reporting purposes. The amounts allocated for these general loan categories are based upon the Bank's historical loss experience, adjusted for current trends and conditions. Factors considered in refining these loss rates include: the level of, and trends in, delinquencies and nonaccruals, changes in the nature and volume of the portfolio, concentrations of credit, and current and prospective economic conditions.

        During 1998, the Bank provided $1,185,000 for loan and lease losses, compared to $720,000 and $810,000 in 1997 and 1996, respectively. The substantial provisions taken in 1998 and 1996 were primarily due to the higher losses incurred during those years. Gross charge-offs for 1998, 1997 and 1996 were $1,139,709, $769,141 and $1,531,106, respectively. Of these losses, 53% was attributable to five commercials loans in 1998, 49% was attributable to three commercial loans in 1997, and 63% to two commercial loans in 1996. Recoveries totaled $52,541 in 1998, $179,522 in 1997, and $692,107 in 1996. In 1996, a
nonaccrual loan was repaid, generating net proceeds of $545,000 which were credited to the allowance for loan and lease losses as a recovery of an amount previously charged off in 1995. Net charge offs increased to $1,087,168 in 1998, compared to $589,619 in 1997 and $838,999 in 1996. The ratio of net charge offs to average loans and leases for those years were 0.49%, 0.28%, and 0.40% respectively.

        At December 31, 1998, the allowance for loan and lease losses stood at $3,295,647, representing 1.47% of total loans and leases outstanding, compared to $3,197,815 or 1.46%, at year-end 1997. As of the same date, the reserve provided coverage of 80.2% of noncurrent loans and leases versus 76.0% at December 31, 1997. The majority of the credits in the noncurrent category are collateralized by real estate. Given the negative outlook for Hawaii's economy, the Bank anticipates increasing the provision for loan and lease losses in the first quarter of 1999 by an additional $30,000 over the first quarter of 1998. The appropriateness of continuing such an increase will be re-evaluated at least quarterly.

Deposits

        Deposits traditionally have been the principal source of HNB's funds for use in lending, meeting liquidity requirements and making investments. The maintenance of a stable and low cost deposit base is, therefore, an important factor in the Bank's asset and liability management plan and essential to the achievement of its profit goals. The Bank's strategy for attracting new deposits and retaining its current base focuses on achieving customer satisfaction and building long-term relationships. The Bank offers a variety of deposit products which are marketed to residents of Hawaii. No deposits are placed by or through a broker. At December 31, 1998, total deposits were $275,901,399, representing an increase of $17,180,594 or 6.6% from total deposits of $258,720,805 at December 31, 1997.

        The following table presents the distribution of the Bank's deposit accounts at December 31 for the years indicated.


                                            1998                            1997                            1996
                                 ------------------------        ------------------------        ------------------------
                                     Amount           %             Amount            %             Amount             %
-------------------------------------------------------------------------------------------------------------------------
Noninterest-bearing demand       $ 72,495,436        26.3%       $ 69,463,341        26.9%       $ 59,989,127        22.7%
Interest-bearing demand            28,144,040        10.2          27,907,474        10.8          28,144,031        10.6
Savings                            94,006,430        34.1          91,167,206        35.2         110,032,161        41.6
Time                               81,255,493        29.4          70,182,784        27.1          66,429,061        25.1
                                 ------------       -----        ------------       -----        ------------       -----
   Total deposits                $275,901,399       100.0%       $258,720,805       100.0%       $264,594,380       100.0%
                                 ============       =====        ============       =====        ============       =====
-------------------------------------------------------------------------------------------------------------------------


        Noninterest-bearing demand deposits ended 1998 at $3,032,095 above the balance reported at year-end 1997. The growth in these deposits are important to the Bank because they represent an interest-free source of funds which enhances net interest margin. Interest-bearing demand deposits at year-end 1998 were essentially unchanged, compared to the same date in 1997. In recent years, as consumers have grown more knowledgeable about financial matters, they have tended to use these accounts primarily for current transaction purposes. Generally, excess funds not needed in the immediate future are transferred to higher yielding deposit accounts or invested in other financial instruments. Savings deposits increased by $2,839,224 and time deposits grew by $11,072,709 over year-end 1997 levels. During 1998, customers continued to shift their funds from savings to time deposits to take advantage of higher rates. The average rates paid on savings and time deposits during the year were 2.59% and 4.86%, respectively. Since December 31, 1996, time deposits, as a percentage of total deposits, have grown from 25.1% to 29.4% at December 31, 1998. Meanwhile, over the same period, savings deposits have declined from 41.6% to 34.1%. In the absence of other mitigating factors, this change in the deposit mix raises the cost of deposits to the Bank. Included in time deposits are certificates of deposits ("CD") purchased by the State of Hawaii, its counties and other government agencies. Historically, these CDs have been a stable source of funds for the Bank and are considered to be core deposits. At December 31, 1998, 1997 and 1996, public time deposits totaled $35,415,000, $32,001,000, and $32,192,000, respectively, representing 12.8%, 12.4% and 12.2% of the Bank's total deposits.

Liquidity Management

        The objective of liquidity management is to provide sufficient cash flows at a reasonable cost to accommodate fluctuations in deposit levels, fund operations, provide for customers' credit needs, and meet obligations and commitments on a timely basis. The Bank relies on both assets and liabilities to satisfy its liquidity requirements.

        The principal sources of asset-based liquidity for the Bank are cash and cash equivalents. At December 31, 1998, these resources totaled $32,400,184 or 10.4% of total assets, compared to $22,628,962 or 7.6% at December 31, 1997. The improvement was attributable to an increase in federal funds sold. In order to generate additional liquidity and reduce interest rate risk, the Bank's current strategy is to sell its fixed-rate mortgage loan originations in the secondary market to government instrumentalities like the Federal Home Loan Mortgage Company and the Federal National Mortgage Association.

        On the liability side of the balance sheet, deposits historically have been the primary source of liquidity for HNB. The Bank places a high priority on attracting and retaining a stable base of core deposits and, thus, does not actively solicit large time certificates of deposits or deposits from outside of the Bank's market area. Furthermore, no deposits are sold or placed through brokers. The State of Hawaii, City and County of Honolulu, and other public agencies are important providers of funds.

        In recent years, one of the most important consumer trends has been the migration of household financial assets out of deposits and into direct investment vehicles, such as mutual funds. As a result, federal funds purchased and FHLB advances are anticipated to become a more significant source of funds for the Bank in the future. While borrowings are a reliable source of funds from a liquidity standpoint, they have a higher cost than deposits which puts downward pressure on net interest income. The Bank has a diverse funding base which includes federal funds lines with other banks, the discount facilities of the Federal Reserve, and advances from the FHLB. The line of credit with the FHLB is equal to 10% of total assets, including a cash management agreement line of 5%. In addition, the Bank can utilize the FHLB's Community Investment Program ("CIP") to finance affordable housing projects and commercial loans at rates 10 to 20 basis points below posted FHLB rates for comparable maturities. Advances under the CIP program are not counted under the Bank's committed line; however, there is a $10,000,000 per year cap on new advances, which is subject to waiver by the FHLB. The Bank had one advance outstanding under this program for $5,300,000 at December 31, 1998, which matures in April 1999. Comparatively, at year-end 1997, drawings under federal funds lines and advances from the FHLB aggregated $8,000,000.

        Operating activities provided net cash of $887,787 in 1998, $304,769 in 1997 and $2,214,134 in 1996. The increase in 1998 was primarily due to higher interest and fees received, partly offset by increased outlays to suppliers and employees. Net cash used in investing activities declined to $4,706,343 in 1998 from $13,128,310 in 1997 due to higher proceeds from loan sales and maturing investment securities held-to-maturity, partly offset by higher capital expenditures arising largely from the upgrade of the computer system. Comparatively, in 1996, lower loan originations, net of principal repayments, and higher proceeds from loan sales contributed significantly to the net cash provided by investing activities of $2,880,677. Financing activities provided net cash of $13,589,778 in 1998 due primarily to a net increase in deposits, partly offset by a net decrease in federal funds purchased. In 1997, a large savings withdrawal, which was anticipated by the Bank and related to a customer's real estate investment, reduced net cash provided by financing activities to $2,175,803. Net cash used in financing activities was $4,476,820 in 1996 due primarily to a net decrease in deposits.

Market Risk

        The information contained in this section contains certain forward-looking statements with regards to quantitative and qualitative disclosures required to comply with the SEC's rule relating to market risk. These disclosures involve a number of assumptions about hypothetical changes in interest rates, anticipated behavior by other parties in response to those hypothetical changes in interest rates, and various other estimates and factors, which could cause actual results to differ materially from those projected.

        As a financial institution, HNB's core business includes making loans, purchasing investments and accepting deposits. These activities leave the Bank's net interest income exposed to movements in interest rates. This category of market risk is called interest rate risk.

        The Bank has an Asset and Liability Management Committee, which is responsible for managing the Bank's interest rate risk exposure. The objective of the Committee is to reduce the vulnerability of net interest income, the major source of the Bank's earnings, to interest rate fluctuations. This is accomplished by striving to match maturity and repricing dates of assets and liabilities. Substantially all of the Bank's financial instruments (i.e., investment securities, loans and leases, deposits, borrowings, etc.) are entered into for purposes other than trading. No derivative financial instruments such as futures, options or interest rate swaps are used for hedging or speculative purposes.

        The Bank uses a simulation model to measure the projected increase or decrease in net interest income that may result from possible changes in interest rates. The model covers all of the Bank's financial instruments and allows the Bank to analyze the effects of embedded options by varying the interest rate scenarios, prepayment rates on loans, runoff rates for deposits, and other variables.

        Most financial instruments, including those applicable to HNB, are generally priced, directly or indirectly, in relation to the U.S. Treasury yield curve which, by definition, represents the risk-free rate. If U.S. Treasury rates declined instantaneously by 10% at December 31, 1998, and remained at those levels, the Bank's net interest income for the year would decrease by 0.34% from the base or flat-rate scenario, while a 10% increase in U.S. Treasury rates would result in a 1.14% rise in net interest income from the base case. Comparatively, as of the identical date in 1997, a 10% decline in U.S. Treasury rates would have resulted in a 0.06% decrease in net interest income, while an increase of the same magnitude would have resulted in a 0.70% increase in net interest income.

        The results of these projections are highly dependent upon two key assumptions: loan prepayment rates and the rate-sensitivity of nonmaturity deposits, such as interest-bearing demand and savings accounts. The prepayment assumptions for these analyses were obtained from Bloomberg, the FHLB and the Office of Thrift Supervision. The repricing assumptions for nonmaturity deposits were based upon the Bank's historical experience and consistent with industry trends. Other key assumptions include: (1) the Bank maintains its present size;
(2) all maturing assets and liabilities are reinvested back into the same instruments with the same maturities; (3) spread relations remain constant; and
(4) there are no changes in management's strategy. Finally, in interpreting these results, it is important to note that they exclude, among other things, the effects of competition, which have, and will continue to have, a significant impact on the Bank's net interest income.

Pension Plan

        The Company has a noncontributory defined benefit pension plan covering substantially all employees. Pension benefits are based upon specified percentages of employee compensation accumulated during each year of service. Net periodic pension cost for 1998, 1997 and 1996 was $359,928, $293,650 and $263,472, respectively.

        The calculation of the amount that the Company must contribute to its pension plan is actuarially determined. The amount depends on the ages of the employees, their life expectancy, their expected retirement age, the income expected to be earned by the pension fund and many other factors. The Company's policy is to contribute annually an amount not less than the minimum required by the Employee Retirement Income Security Act of 1974 plus additional amounts which may be approved by the Company. The assets of the pension fund are managed by a trustee in accordance with investment guidelines established by the Company's Pension Committee. Investments generally consist of marketable securities such as U.S. Treasury obligations, certificates of deposit and money market funds.

        At December 31, 1998, the benefit obligation for services rendered was $6,658,629, which exceeded the fair value of plan assets of $4,963,867 by $1,694,762. In order to record the resulting liability, an intangible asset of $241,619 was recognized and an additional minimum pension liability adjustment of $600,000, net of tax of $380,000, was reported in other comprehensive loss as a reduction to shareholders' equity. The weighted average discount rate assumption was 6.50%, 7%, and 7.25% for 1998, 1997 and 1996. The expected rate of return on plan assets was 7.50% and the assumed rate of increase in future compensation levels was 5% for all 3 years.

Shareholders' Equity and Capital Resources

        Management believes that a strong capital position serves three basic purposes: (1) it inspires public confidence; (2) provides a safety cushion against unforeseen operating losses; and (3) establishes a solid foundation for future growth.

        At December 31, 1998 and 1997, shareholders' equity totaled $27,289,319 and $28,341,813, respectively. The decline in equity reflected the 1998 net loss and an additional minimum pension liability adjustment of $600,000. During the first quarter of 1998 and 1997, the Company paid cash dividends of $106,650 on its common stock. The Company does not anticipate paying a dividend in 1999. Book value per share was $38.38 at December 31, 1998, $39.86 at December 31, 1997 and $39.10 at December 31, 1996.

        The Company is subject to risk-based capital guidelines which are used by bank regulatory agencies to evaluate capital adequacy. Under this system, assets and off-balance sheet items are assigned to one of four risk-weight categories to calculate a risk-weighted asset base. The rules require a minimum Tier 1 capital ratio of 4.0% of risk-weighted assets and a minimum total capital ratio of 8.0% of risk-weighted assets. Tier 1 capital generally consists of common shareholders' equity less goodwill, while total capital includes in addition to Tier 1 capital, the allowance for loan and lease losses, subject to certain limitations, and subordinated debt. In addition to the risk-based capital ratios, the banking regulators have established a minimum leverage ratio of Tier 1 capital to average quarterly total assets of 3.0%. In order to be considered well-capitalized by the bank regulatory agencies, an institution must have at minimum a 5.0% leverage ratio, a Tier 1 risk-based capital ratio of 6.0% and a total capital ratio of 10.0%. At December 31, 1998, the Company's Tier 1 and total capital ratios were 12.4% and 13.7%, respectively, compared to 13.5% and 14.8% at December 31, 1997. At year-end 1998 and 1997, the Company's leverage ratio was 9.0% and 9.9%, respectively.

        In evaluating the Company's capital position, management considers the present and anticipated needs of Bancshares and HNB, current and projected market conditions, interest rate risk exposure, bank regulatory requirements, and other relevant factors. Management believes that capital continues to be adequate to meet the present needs of both Bancshares and HNB. In planning for the future, management conducts periodic evaluations as to the overall adequacy of capital, and the need and desirability of raising capital is reviewed. The current strategy is to generate capital through retention of earnings. Should asset growth exceed earnings retention, several alternatives for raising capital are available. Bancshares could sell additional stock, as it did in 1991 with a $2,950,000 private placement, or issue new debt and downstream the proceeds as capital to the Bank. Bancshares may also borrow up to 30% of its capital without prior approval of the Federal Reserve System. Based on year-end 1998 figures, this would amount to $8,186,796.

Effects of New Accounting Standards

        The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," in fiscal 1998. The effect of this SFAS, which established standards for reporting and display of comprehensive income and its components in the financial statements, are reflected in the Company's Statement of Changes in Shareholders' Equity.

        In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which was effective for fiscal 1998. SFAS No. 131 required that information be provided about the different types of business activities in which an enterprise engages and the different economic environments in which it operates. This SFAS did not affect the Company's disclosures as the Company does not have separate operating segments, as defined in the SFAS, nor does it operate in multiple geographic locations. Information about the Company's revenues are presented in the Statement of Operations.

        The Company also adopted SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits," in fiscal 1998 which revised and standardized the pension plan disclosure, but did not change the measurement of pension expense.

        In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after June 15, 1999. The SFAS establishes accounting and reporting standards for derivative instruments and hedging activities and requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

        In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which is effective for the first quarter beginning after December 15, 1998. This Statement amends SFAS No. 65, "Accounting for Certain Mortgage-Backed Securities," to require that after an entity that is engaged in mortgage-banking activities has securitized mortgage loans that are held for sale, it must classify the resulting mortgage-backed securities or other retained interests based upon its ability and intent to sell or hold those investments. Since the Company has not securitized mortgage loans held for sale, the adoption of this SFAS is not expected to have a material impact on the consolidated financial statements of the Company.

COMMON STOCK AND DIVIDEND INFORMATION

        Bancshares' common stock is not actively traded and is not listed on any exchange. The number of shares transferred including gifts was approximately 0.01% of outstanding shares in 1998, 1997 and 1996. Management is not aware of any broker/dealer who formally makes a market in its common stock. However, based upon quotations obtained from Dow Jones Telerate and actual transactions known to Bancshares, the price of Bancshares' common stock during 1998 has ranged between $38.00 to $46.20 and during 1997 from $34.00 to $38.00. Bancshares' book value per share at December 31, 1998 and 1997 was $38.38 and $39.86, respectively. Neither the book value nor its trading price may be indicative of the value of Bancshares' common stock.

        As of February 28, 1999, there were 1,224 common shareholders of record. Bancshares' transfer agent is HNB.

        Bancshares paid cash dividends of $0.15 per share of common stock on February 14, 1997 and on February 17, 1998. In view of HNB's performance in 1998 and management's strategy to grow the Bank, Bancshares does not anticipate paying a dividend in the foreseeable future. Instead, Bancshares intends to retain earnings to finance future growth and build a strong capital base. Bancshares will periodically review its dividend policy and may declare dividends in the future if such payments are deemed appropriate and in compliance with applicable law and regulations. Cash dividends are subject to determination and declaration by Bancshares' Board of Directors which considers a number of factors, including the growth anticipated by the Bank, the profits being generated, liquidity and capital requirements, applicable governmental regulations and policies, and other relevant factors. (See "Business Objectives and Strategies" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Restrictions on Retained Earnings" in Note 10 of the Notes to Consolidated Financial Statements.)

REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders and
  Board of Directors
Hawaii National Bancshares, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Hawaii National Bancshares, Inc. and Subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
January 21, 1999

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                            1998                 1997
                                                        -------------        -------------
ASSETS:
  Cash and due from banks                               $  16,400,184        $  22,628,962
  Federal funds sold                                       16,000,000                   --
                                                        -------------        -------------
    Cash and cash equivalents                              32,400,184           22,628,962
  Investment securities (Notes 1 and 2) -
    Held-to-maturity (fair value of $45,108,000
     in 1998 and $47,540,000 in 1997)                      44,980,045           47,481,373
    Available-for-sale                                      1,760,103            1,760,103
    Trading                                                   115,227                   --
  Loans and leases, net of allowance for loan and
    lease losses of $3,295,647 in 1998 and
    $3,197,815 in 1997 (Notes 4 and 5)                    220,550,859          215,820,533
  Premises and equipment (Note 6)                           4,905,672            3,539,379
  Other assets                                              7,321,454            7,456,428
                                                        -------------        -------------

       Total assets                                     $ 312,033,544        $ 298,686,778
                                                        =============        =============
LIABILITIES:
  Deposits (Note 7) -
    Noninterest-bearing demand                          $  72,495,436        $  69,463,341
    Interest-bearing demand                                28,144,040           27,907,474
    Savings                                                94,006,430           91,167,206
    Time                                                   81,255,493           70,182,784
                                                        -------------        -------------
       Total deposits                                     275,901,399          258,720,805
  Federal funds purchased                                          --            4,000,000
  Short-term borrowings (Note 8)                            5,515,835            5,000,000
  Other liabilities                                         3,326,991            2,624,160
                                                        -------------        -------------
       Total liabilities                                  284,744,225          270,344,965
                                                        -------------        -------------
  Commitments (Notes 9 and 14)

SHAREHOLDERS' EQUITY (Note 10):
  Common stock, par value $1 per share;
    Authorized - 10,000,000 shares
    Issued and outstanding - 711,000 shares
     in 1998 and 1997                                         711,000              711,000
  Capital in excess of par value                           12,147,676           12,147,676
  Retained earnings                                        15,030,643           15,483,137
  Accumulated other comprehensive loss                       (600,000)                  --
                                                        -------------        -------------
       Total shareholders' equity                          27,289,319           28,341,813
                                                        -------------        -------------

       Total liabilities and shareholders' equity       $ 312,033,544        $ 298,686,778
                                                        =============        =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                               1998                1997              1996
                                                           ------------        ------------       ------------
INTEREST INCOME:
  Interest and fees on loans                               $ 19,880,282        $ 18,816,427       $ 18,556,817
  Interest on investment securities                           2,786,149           2,961,101          2,790,445
  Interest on Federal funds sold                                280,788             682,988            906,607
  Interest on direct financing leases                           110,179              93,084            101,754
  Other                                                          20,876              21,069             21,122
                                                           ------------        ------------       ------------
       Total interest income                                 23,078,274          22,574,669         22,376,745
                                                           ------------        ------------       ------------
INTEREST EXPENSE:
  Deposits                                                    6,560,773           6,616,100          6,963,425
  Federal funds purchased                                        15,206               9,517              1,739
  Short-term borrowings                                         459,522              45,108             39,197
                                                           ------------        ------------       ------------
       Total interest expense                                 7,035,501           6,670,725          7,004,361
                                                           ------------        ------------       ------------

       Net interest income                                   16,042,773          15,903,944         15,372,384
PROVISION FOR LOAN AND LEASE LOSSES (Note 5)                  1,185,000             720,000            810,000
                                                           ------------        ------------       ------------
       Net interest income after provision for
         loan and lease losses                               14,857,773          15,183,944         14,562,384
                                                           ------------        ------------       ------------
OTHER INCOME:
  Service charges on deposit accounts                         1,104,723           1,097,175          1,109,880
  Other service charges, collection and exchange
   charges, commissions and fees                              1,357,785           1,634,983          1,320,599
  Gain on investment securities                                   2,960               1,970             15,000
                                                           ------------        ------------       ------------
                                                              2,465,468           2,734,128          2,445,479
                                                           ------------        ------------       ------------
OTHER EXPENSES:
  Salaries and employee benefits                              9,445,150           8,765,285          8,132,437
  Occupancy expense of bank premises                          3,841,331           3,688,922          3,511,014
  Equipment expense                                           1,040,329             981,836            852,674
  Computer services (Note 3)                                         --             570,669            729,098
  Other operating expenses (Note 13)                          3,710,275           2,902,185          2,640,417
                                                           ------------        ------------       ------------
                                                             18,037,085          16,908,897         15,865,640
                                                           ------------        ------------       ------------

       Income (loss) before income taxes                       (713,844)          1,009,175          1,142,223

INCOME TAX PROVISION (Benefit) (Note 11)                       (368,000)            358,000            431,000
                                                           ------------        ------------       ------------

       Net income (loss)                                   $   (345,844)       $    651,175       $    711,223
                                                           ============        ============       ============

EARNINGS (LOSS) PER COMMON SHARE (basic and diluted)       $      (0.49)       $       0.92       $       1.00
                                                           ============        ============       ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                            ACCUMULATED
                                                         CAPITAL IN           OTHER
                                         COMMON           EXCESS OF        COMPREHENSIVE          RETAINED
                                         STOCK            PAR VALUE            LOSS               EARNINGS             TOTAL
                                      ------------       ------------       ------------        ------------        ------------
BALANCE, JANUARY 1, 1996              $    711,000       $ 12,147,676       $         --        $ 14,334,039        $ 27,192,715
  Cash dividends paid ($.15 per
    share)                                      --                 --                 --            (106,650)           (106,650)
  Net income for the year                       --                 --                 --             711,223             711,223
                                      ------------       ------------       ------------        ------------        ------------

BALANCE, DECEMBER 31, 1996                 711,000         12,147,676                 --          14,938,612          27,797,288
  Cash dividends paid ($.15 per
    share)                                      --                 --                 --            (106,650)           (106,650)
  Net income for the year                       --                 --                 --             651,175             651,175
                                      ------------       ------------       ------------        ------------        ------------

BALANCE, DECEMBER 31, 1997                 711,000         12,147,676                 --          15,483,137          28,341,813
  Cash dividends paid ($.15 per
    share                                       --                 --                 --            (106,650)           (106,650)
  Comprehensive loss:
    Net loss for the year                       --                 --                 --            (345,844)           (345,844)
    Minimum pension liability
      adjustment, net of tax                    --                 --           (600,000)                 --            (600,000)
                                      ------------       ------------       ------------        ------------        ------------
        Comprehensive loss                      --                 --           (600,000)           (345,844)           (945,844)
                                      ------------       ------------       ------------        ------------        ------------

BALANCE, DECEMBER 31, 1998            $    711,000       $ 12,147,676       $   (600,000)       $ 15,030,643        $ 27,289,319
                                      ============       ============       ============        ============        ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                 1998                1997               1996
                                                             ------------        ------------        ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Interest and fees received                                 $ 23,737,404        $ 22,517,632        $ 22,409,739
  Interest paid                                                (6,733,174)         (6,737,675)         (6,986,316)
  Service charges, collection and exchange charges,
   commission and fees received                                 2,462,509           2,732,159           2,430,479
  Cash paid to suppliers and employees                        (18,524,915)        (17,888,614)        (15,233,320)
  Income tax refund (paid)                                         61,190            (318,733)           (406,448)
  Cash paid for trading securities                               (115,227)                 --                  --
                                                             ------------        ------------        ------------
       Net cash provided by operating activities                  887,787             304,769           2,214,134
                                                             ------------        ------------        ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturity of investment securities
   held-to-maturity                                            36,496,380          28,958,535          36,998,815
  Purchase of investment securities held-to-maturity          (33,992,092)        (28,508,028)        (38,910,664)
  Purchase of investment securities available-for-sale                 --            (273,100)                 --
  Net increase in loans and leases made
   to customers                                               (15,450,622)        (16,678,877)            (56,551)
  Proceeds from sale of loans                                   9,500,000           4,247,230           5,319,000
  Capital expenditures                                         (1,618,009)           (211,827)           (309,438)
  Proceeds from sale of other real estate owned                   358,000             188,500                  --
  Proceeds from sale of equipment                                      --                  --              33,899
  Purchase of other real estate owned                                  --            (850,743)           (194,384)
                                                             ------------        ------------        ------------
       Net cash provided by (used in) investing
         activities                                            (4,706,343)        (13,128,310)          2,880,677
                                                             ------------        ------------        ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in demand deposits and
   savings accounts                                             6,107,885          (9,627,297)        (11,219,123)
  Net increase in time deposits                                11,072,708           3,753,724           6,907,718
  Net increase (decrease) in federal funds purchased           (4,000,000)          4,000,000             (58,765)
  Proceeds from short-term borrowings                             515,835           4,156,026                  --
  Dividends paid                                                 (106,650)           (106,650)           (106,650)
                                                             ------------        ------------        ------------
       Net cash provided by (used in)
         financing activities                                  13,589,778           2,175,803          (4,476,820)
                                                             ------------        ------------        ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            9,771,222         (10,647,738)            617,991

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 22,628,962          33,276,700          32,658,709
                                                             ------------        ------------        ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                     $ 32,400,184        $ 22,628,962        $ 33,276,700
                                                             ============        ============        ============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                              1998                1997              1996
                                                           -----------        -----------        -----------
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:

   Net income (loss)                                       $  (345,844)       $   651,175        $   711,223

   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
       Depreciation on bank premises and
         equipment                                             666,464            589,936            564,460
       Provision for loan and lease losses                   1,185,000            720,000            810,000
       Amortization of deferred loan fees                     (139,569)          (228,066)          (317,073)
       Loan fees                                               174,865            289,596            184,196
       Deferred income taxes                                  (301,000)            58,000             85,000
       Writedown of other real estate owned                    333,750            137,884                 --
       Amortization of goodwill                               (264,000)           (88,000)                --
       Reduction of investment in Computer
         Systems International, Ltd.                                --                 --             59,000
       Gain on investment securities                            (2,960)            (1,970)           (15,000)
       Changes in -
         Trading securities                                   (115,227)                --                 --
         Interest receivable                                   623,834           (118,566)           165,871
         Interest payable                                      302,328            (66,950)            18,045
         Other assets                                       (1,219,360)        (1,569,764)          (148,941)
         Other liabilities                                     (10,494)           (68,506)            97,353
                                                           -----------        -----------        -----------

       Total adjustments                                     1,233,631           (346,406)         1,502,911
                                                           -----------        -----------        -----------

NET CASH PROVIDED BY OPERATING ACTIVITIES                  $   887,787        $   304,769        $ 2,214,134
                                                           ===========        ===========        ===========

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES:
   Transfer from loans to real estate acquired
     through foreclosure                                   $        --        $   775,000        $   175,330
                                                           ===========        ===========        ===========

   Loan issued for sale of other real estate owned         $        --        $        --        $   137,282
                                                           ===========        ===========        ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Hawaii National Bancshares, Inc. was incorporated on September 29, 1986 under the laws of the State of Hawaii for the purpose of becoming a bank holding company for Hawaii National Bank. Hawaii National Bank operates fourteen branches in the State of Hawaii and offers a full range of banking services to businesses as well as individuals. The Bank's primary source of revenue is providing loans to customers.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

    The accounting and reporting policies of Hawaii National Bancshares, Inc. and Subsidiary ("Company") conform with generally accepted accounting principles and practices within the banking industry. The following is a summary of the significant accounting and reporting policies:

    CONSOLIDATION
    The consolidated financial statements of the Company include the accounts of Hawaii National Bancshares, Inc. ("Parent") and its wholly-owned subsidiary, Hawaii National Bank ("Bank"). All significant intercompany balances and transactions have been eliminated in consolidation.

    CASH AND CASH EQUIVALENTS
    Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

    Federal regulatory requirements provide for maintenance of average cash reserves. Such reserve requirements are computed on a bi-weekly basis and amounted to $586,000 at December 31, 1998.

    INVESTMENT SECURITIES
    Investment securities consist principally of debt instruments issued by the U.S. Treasury and other U.S. government agencies and shares held by the Company in capital stock of the Federal Home Loan Bank of Seattle ("FHLB") and the Federal Reserve Bank ("FRB"). The investments in the FHLB and FRB are required to be maintained by the Company, are carried

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    at cost and can only be sold back at par value to the FHLB, FRB or to another member institution.

    Investment securities are classified in one of three categories and are accounted for as follows: 1) investment securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost; 2) investment securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and 3) investment securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale and reported at fair value, with unrealized gains and losses, if any, excluded from earnings and reported in a separate component of shareholders' equity.

    Gains and losses realized on the disposition of investment securities are determined using the specific identification method.

    Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

    LOANS HELD FOR SALE
    Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance charged to income.

    LOANS AND LEASES
    Loans are carried at face value less undisbursed funds, unearned income and payments received. Loan origination fees net of direct costs of origination are deferred and accounted for as an adjustment of the yield. Commitment fees are deferred and amortized over the commitment term.

    Commercial equipment leases are classified as direct financing leases. Income is recognized over the life of the lease based upon a level rate of return on the net investment in the lease.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral-dependent.

    ALLOWANCE FOR LOAN AND LEASE LOSSES
    The allowance for loan and lease losses ("allowance") is maintained at a level which, in management's judgment, is adequate to absorb losses in the Company's loan and lease portfolio. Estimates of loan and lease losses involve judgment and assumptions as to various factors which, in management's judgment, deserve current recognition in estimating such losses and in determining the adequacy of the allowance. Principal factors considered by management include historical loss experience, value and adequacy of collateral, level of nonperforming loans and leases, loan concentrations, growth and composition of the portfolio, review of monthly delinquency reports, results of examinations of individual loans and leases and/or evaluation of the overall portfolio by senior credit personnel, internal auditors, and regulatory agencies, trend of interest rates and general economic conditions.

    The allowance is established through charges to earnings in the form of a provision for loan and lease losses. Increases and decreases in the allowance due to changes in the measurement of impaired loans are included in the provision. Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable. Loans collectively evaluated for impairment include smaller balance commercial loans, real estate loans and consumer loans $50,000 or less which are not included in the total impaired loans.

    Losses on loans and leases are charged to the allowance when collectibility becomes doubtful and the underlying collateral, if any, is inadequate to liquidate the outstanding debt. Generally, when a commercial loan is on nonaccrual status for more than 120 days, it is charged off unless it is well collateralized. When a real estate loan is placed on nonaccrual status, the underlying collateral is reevaluated or reappraised. If the loan balance exceeds the value of the collateral, the under-collateralized portion of the loan is charged off. Loans to individuals for household, family and other personal expenditures ("consumer loans") are generally charged off when they are delinquent for more than 90 days unless a recent record of regular full payments for the last two months is evident. Direct financing leases are charged off when they are delinquent for more than 90 days.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Recoveries on loans and leases previously charged off are added to the allowance.

    INCOME RECOGNITION ON IMPAIRED AND NONACCRUAL LOANS
    Loans and leases, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for over 90 days, unless such loans and leases are well-collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is classified as nonaccrual. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower in accordance with the contractual terms of interest and principal.

    When a loan is placed on nonaccrual status, unpaid interest accrued in the current year is reversed against current earnings, and interest accrued in the prior years is charged against the allowance for loan and lease losses. Subsequent collections of interest and principal are generally applied as a reduction to principal outstanding. When the future collectibility of the recorded loan balance is expected, interest income is recognized on a cash basis. If a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance until prior charge-offs have been fully recovered.

    PREMISES AND EQUIPMENT
    Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the shorter of lease terms or estimated economic lives of 5-35 years for buildings and improvements and 3-25 years for furniture and equipment.

    Expenditures for maintenance, repairs and minor renewals are charged to expense; expenditures for betterments are capitalized. Property retired or otherwise disposed of is removed from the appropriate asset and related accumulated depreciation accounts. Gains and losses on sale of assets are reflected in current earnings.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    OTHER REAL ESTATE OWNED
    Assets acquired for debts previously contracted are recorded at fair market value less estimated disposal costs. Any excess of the carrying amount of the loan over the fair market value of the asset is charged against the allowance for loan losses at the time of transfer. Subsequent to transfer, any losses on disposition or writedowns as a result of declines in market value of specific properties are charged against current earnings. Real estate acquired through foreclosure sale, deed-in-lieu of foreclosure, and bank property for which banking use is no longer contemplated are classified as other real estate owned and is included in other assets. Operating income and expenses incurred on these properties are reflected in current earnings.

    INTEREST INCOME
    Interest is accrued daily on the principal balance of loans outstanding, except for loans placed on nonaccrual status.

    PENSION PLAN
    The Company's funding policy is to contribute annually an amount not less than the minimum required by the Employee Retirement Income Security Act of 1974 plus additional amounts which may be approved by the Company. Funding requirements are actuarially determined using the entry age normal method. For financial reporting purposes, the Company utilizes the projected unit credit actuarial method.

    INCOME TAXES
    Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end.

    FAIR VALUES OF FINANCIAL INSTRUMENTS
    The following methods and assumptions were used by the Company in estimating the fair value of financial instruments:

    Cash and due from banks: The carrying amounts reported in the consolidated balance sheet for cash and short-term instruments approximate fair values.

    Federal funds sold: The carrying amounts of federal funds sold approximate their fair values.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Investment securities: Fair values of investment securities are based on quoted market prices or dealer quotes, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    Loan and leases: For variable-rate loans that reprice at least quarterly and with no significant change in credit risk, fair values are based on carrying values. The fair values of other types of loans, such as fixed-rate loans and variable-rate loans that reprice infrequently, are estimated using discounted cash flow analyses, which utilize interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

    Deposits: The fair values of demand deposits (e.g., interest and noninterest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

    Short-term borrowings: The carrying amounts of federal funds purchased and other short-term borrowings approximate their fair values.

    Off-balance sheet commitments: The fair values of off-balance sheet commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.

    PER SHARE DATA
    Per share data is based on the weighted average number of shares of common stock outstanding which was 711,000 in 1998, 1997 and 1996.

    RECLASSIFICATION
    Certain balances in the 1996 and 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications have no effect on net income as previously reported.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    NEW PRONOUNCEMENTS
    The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," in fiscal 1998. The effect of this SFAS, which established standards for reporting and display of comprehensive income and its components in the financial statements, are reflected in the Company's Statement of Changes in Shareholders' Equity.

    In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which was effective for fiscal 1998. SFAS No. 131 required that information be provided about the different types of business activities in which an enterprise engages and the different economic environments in which it operates. This SFAS did not affect the Company's disclosures as the Company does not have separate operating segments, as defined in the SFAS, nor does it operate in multiple geographic locations. Information about the Company's revenues are presented in the Statement of Operations.

    The Company also adopted SFAS No. 132, "Employers' Disclosure about Pensions and other Postretirement Benefits," in fiscal 1998 which revised and standardized the Company's pension plan disclosure, but did not change the measurement of pension expense.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The SFAS establishes accounting and reporting standards for derivative instruments and hedging activities and requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. The adoption of this SFAS is not expected to have a material impact on the Company's consolidated financial statements.

    In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which is effective for the first quarter beginning after December 15, 1998. This Statement amends SFAS No. 65, "Accounting for Certain Mortgage-Backed Securities," to require that after an entity that is engaged in mortgage-banking activities has securitized mortgage loans that are held for sale, it must classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments. Since the Company has not securitized mortgage loans held for sale, the adoption of this SFAS is not expected to have a material impact on the consolidated financial statements of the Company.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

2.  INVESTMENT SECURITIES

    Comparative amortized cost and fair value of investment securities at December 31, 1998, 1997 and 1996 were as follows:

                                      AMORTIZED     UNREALIZED       UNREALIZED        FAIR
                                        COST          GAINS            LOSSES          VALUE
                                      -------       ----------       ----------       -------
                                                           (IN THOUSANDS)
1998
 Securities held-to-maturity -
  U.S. Treasury and other
    U.S. government agencies          $44,980       $      168       $       40       $45,108
                                      =======       ==========       ==========       =======

 Securities available-for-sale -
  Equity securities                   $ 1,760       $       --       $       --       $ 1,760
                                      =======       ==========       ==========       =======

 Trading securities                   $   115       $       --       $       --       $   115
                                      =======       ==========       ==========       =======

1997
 Securities held-to-maturity -
  U.S. Treasury and other
    U.S. government agencies          $47,481       $       96       $       37       $47,540
                                      =======       ==========       ==========       =======

 Securities available-for-sale -
  Equity securities                   $ 1,760       $       --       $       --       $ 1,760
                                      =======       ==========       ==========       =======

1996
 Securities held-to-maturity -
  U.S. Treasury and other
    U.S. government agencies          $47,930       $      148       $       71       $48,007
                                      =======       ==========       ==========       =======

 Securities available-for-sale -
  Equity securities                   $ 1,487       $       --       $       --       $ 1,487
                                      =======       ==========       ==========       =======

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The amortized cost and fair value of held-to-maturity investment securities at December 31, 1998, by contractual maturity were as follows:


                                                       AMORTIZED       FAIR
                                                         COST          VALUE
                                                        -------       -------
                                                           (IN THOUSANDS)
Due within one year                                     $11,988       $12,043
Due after one but within five years                      32,992        33,065
                                                        -------       -------

     Total held-to-maturity investment securities       $44,980       $45,108
                                                        =======       =======


    Investment securities with an aggregate book value of $44,980,000, $39,489,000 and $48,000,000 at December 31, 1998, 1997 and 1996,
    respectively, were pledged as collateral for U.S. government and public funds on deposit and for other purposes required by law.


3.  INVESTMENT IN COMPUTER SYSTEMS INTERNATIONAL, LTD.

    Computer services were previously obtained from Computer Systems International, Ltd. (CSI), a company formed to provide data processing services to financial institutions, including the Bank. On August 31, 1997, CSI became wholly-owned by the Bank when CSI purchased into treasury stock the other 50% interest from an affiliate of a director. Effective October 1, 1997, CSI's operations were merged into the Bank and CSI was liquidated. Charges for data processing services provided by CSI, prior to CSI becoming wholly-owned by the Bank, amounted to $571,000 and $729,000 in 1997 and 1996, respectively.

    Prior to August 31, 1997, the Bank's investment in CSI was accounted for under the equity method. The Bank's equity in losses of CSI amounted to $59,000 in 1996. The Bank's investment in CSI was written off as of December 31, 1996.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.  LOANS AND LEASES

    Loans and leases outstanding at December 31, 1998 and 1997 are summarized as follows:


                                                      1998                1997
                                                  ------------       ------------
Real estate -
  Family residential                              $101,662,454       $107,180,757
  Construction                                       1,044,165          2,616,724
  Commercial property                               32,269,448         28,891,754
Commercial, industrial and agricultural             78,086,477         70,956,494
Individuals for household, family and other          9,210,138          7,612,614
  personal expenditures
All other loans                                        354,604            452,692
                                                  ------------       ------------
                                                   222,627,286        217,711,035
Direct financing leases                              1,219,220          1,307,313
                                                  ------------       ------------
                                                   223,846,506        219,018,348
Less allowance for loan and lease losses             3,295,647          3,197,815
                                                  ------------       ------------
                                                  $220,550,859       $215,820,533
                                                  ============       ============


    The loan and lease portfolio is located in the State of Hawaii and principally on the island of Oahu. The risk inherent in the portfolio is dependent upon the general economic conditions of the State which affects property values and the financial well being and creditworthiness of borrowers.

    Loans to officers, directors and their affiliates amounted to $56,000 and $36,000 at December 31, 1998 and 1997, respectively.

    There were no loans pledged as collateral for U.S. government funds on deposit at December 31, 1998 and 1997.

    At December 31, 1998 and 1997, the Company serviced loans for others amounting to $52,705,000 and $50,350,000, respectively. Loans held for sale at December 31, 1998 amounted to $1,446,000. There were no loans held for sale at December 31, 1997.

    At December 31, 1998 and 1997, the undisbursed portion of loans amounted to $1,785,000 and $2,688,000 respectively.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    During fiscal 1996, the Company sold loans amounting to $3,819,000, including a $2,673,000 impaired loan, to an affiliate of a director. No gain or loss was recognized on the sale of these loans.

    At December 31, 1998 and 1997, the Company's investment in vehicle and equipment direct financing leases consisted of the following:


                                               1998               1997
                                            -----------        -----------
Minimum lease payments receivable and
  guaranteed residual values                $ 1,991,374        $ 1,574,401
Unearned income                                (772,154)          (267,088)
                                            -----------        -----------
                                            $ 1,219,220        $ 1,307,313
                                            ===========        ===========



    As of December 31, 1998, the future minimum lease payments to be received from direct financing leases are as follows for the years ending December 31:


    1999              $  643,000
    2000                 458,000
    2001                 406,000
    2002                 346,000
    2003                 138,000
                      ----------
                      $1,991,000
                      ==========

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.  ALLOWANCE FOR LOAN AND LEASE LOSSES

    An analysis of the allowance for loan and lease losses for the years ended December 31, 1998, 1997 and 1996 is presented below:


                                                 1998                       1997                     1996
                                              -----------               -----------               -----------
Balance, beginning of year                    $ 3,197,815               $ 3,067,434               $ 3,096,433
Provision charged to operations                 1,185,000                   720,000                   810,000
Recoveries credited to allowance                   52,541                   179,522                   692,107
Loans and leases charged off                   (1,139,709)                 (769,141)               (1,531,106)
                                              -----------               -----------               -----------
Balance, end of year                          $ 3,295,647               $ 3,197,815               $ 3,067,434
                                              ===========               ===========               ===========


    Nonaccrual loans amounted to approximately $3,706,000 and $3,782,000 at December 31, 1998 and 1997, respectively. There was no interest income recognized on nonaccrual loans in 1998, 1997 and 1996. Had these loans performed in accordance with their original terms, interest income of $529,000, $441,000 and $464,000 would have been recorded in 1998, 1997 and
    1996, respectively.

    The following table presents information related to impaired loans as of and for the year ended December 31, 1998 and 1997:


                                                           1998                    1997
                                                        ----------              ----------
Impaired loans                                          $3,603,000              $3,793,000
Impaired loans with related allowance for
 loan losses calculated under SFAS No. 114               1,835,000               1,528,000
Total allowance on impaired loans                          349,000                 374,000
Average impaired loans                                   3,647,000               3,584,000


    Impaired loans without a related allowance for loan losses are generally collateralized by assets with fair values in excess of the recorded investment in the loans. Interest payments on impaired loans are applied to principal. There was no interest recognized on impaired loans in 1998 and 1997. During fiscal 1998 and 1997, certain loans were written down by approximately $510,000 and $287,000, respectively, to the fair value of the collateral.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.  PREMISES AND EQUIPMENT

    Premises and equipment as of December 31, 1998 and 1997 are summarized as follows:


                                              1998                      1997
                                           -----------              -----------
Buildings and improvements                 $ 3,927,280              $ 3,265,979
Furniture and equipment                      8,143,512                6,815,328
                                           -----------              -----------
                                            12,070,792               10,081,307
Less accumulated depreciation                7,165,120                6,541,928
                                           -----------              -----------

                                           $ 4,905,672              $ 3,539,379
                                           ===========              ===========

    Depreciation expense on premises and equipment amounted to $666,464, $589,936 and $564,460 in 1998, 1997 and 1996, respectively.


7.  DEPOSITS

    Time certificates of deposit include certificates of $100,000 or more aggregating $58,266,000 at December 31, 1998 and $49,053,000 at December 31, 1997. Interest expense on such certificates was $2,660,000, $2,432,000 and $2,197,000 in 1998, 1997 and 1996, respectively.

    At December 31, 1998, the scheduled maturities of time deposits were as follows:


    1999              $55,623,000
    2000               25,600,000
    2001                   11,000
    2002                   21,000
                      -----------
                      $81,255,000
                      ===========


    Variable rate deposits limited to three withdrawals or less per month are classified as savings deposits. At December 31, 1998 and 1997, such deposits aggregated $27,118,000 and $27,860,000, respectively.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

8.  SHORT-TERM BORROWINGS

    At December 31, 1998 and 1997, short-term borrowings were composed of the following:

                                                       1998                    1997
                                                    ----------              ----------
U.S. Treasury tax and loan collections              $  215,835              $1,000,000
Advances from FHLB                                   5,300,000               4,000,000
                                                    ----------              ----------

                                                    $5,515,835              $5,000,000
                                                    ==========              ==========


    The U.S. Treasury tax and loan collections on deposit bear interest (4.11% at December 31, 1998 and 5.25% at December 31, 1997) and are due on demand. The Bank maintains a line of credit with FHLB equal to 10% of total assets, including a cash management agreement line of 5%.


9.  LEASE COMMITMENTS

    The Company is obligated, under long-term leases of bank premises, for minimum annual rentals plus property taxes, insurance and maintenance. These leases extend over varying periods to 2024 with renewal options ranging from 3 to 20 years. Most of the leases provide for periodic renegotiation of rents based upon a percentage of the appraised value of the leased property.

    At December 31, 1998, the aggregate minimum rental commitments under noncancelable leases are as follows for the years ending December 31:

                            LEASE
                           RENTAL
                        -----------
      1999              $ 2,452,000
      2000                2,333,000
      2001                2,266,000
      2002                1,911,000
      2003                1,335,000
Thereafter               21,638,000
                        -----------

                        $31,935,000
                        ===========

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    Where future rentals are subject to renegotiation, the minimum amounts shown above are based on the latest rents.

    Rent expense was $2,572,000 in 1998, $2,493,000 in 1997 and $2,366,000 in
    1996, net of sublease income of $49,000 in 1998, $56,000 in 1997 and $59,000 in 1996. The Company leases bank and office premises from affiliated parties under leases expiring in 2024. Rent paid to affiliates on these leases amounted to $1,263,000 in 1998, 1997 and 1996.


10. SHAREHOLDERS' EQUITY

    REGULATORY CAPITAL REQUIREMENTS
    The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the tables below) of Total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets.

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


                                                                                                    TO BE WELL CAPITALIZED
                                                                                                         UNDER PROMPT
                                                                      FOR CAPITAL ADEQUACY                CORRECTIVE
                                               ACTUAL                       PURPOSES                   ACTION PROVISIONS
                                               ------                       --------                   -----------------
                                      AMOUNT            RATIO        AMOUNT            RATIO        AMOUNT            RATIO
                                  (IN THOUSANDS)                 (IN THOUSANDS)                 (IN THOUSANDS)
DECEMBER 31, 1998
    Total Capital (to Risk
      Weighted Assets)               $30,038            13.7%        $17,550            8.0%        $21,937            10.0%
    Tier 1 Capital (to Risk
      Weighted Assets)               $27,289            12.4%        $ 8,775            4.0%        $13,162             6.0%
    Tier 1 Capital (to Risk
      Average Assets)                $27,289             9.0%        $12,133            4.0%        $15,167             5.0%

DECEMBER 31, 1997
    Total Capital (to Risk
      Weighted Assets)               $30,969            14.8%        $16,765            8.0%        $20,956            10.0%
    Tier 1 Capital (to Risk
      Weighted Assets)               $28,342            13.5%        $ 8,382            4.0%        $12,574             6.0%
    Tier 1 Capital (to Risk
      Average Assets)                $28,342             9.9%        $11,478            4.0%        $14,348             5.0%



    As of December 31, 1998 and 1997, the Company was categorized as well capitalized under the applicable federal regulations. To be categorized as well capitalized, the Company must maintain minimum ratios as set forth in the table above. Management is not aware of any conditions or events subsequent to December 31, 1998, that would cause a change in the Company's category.

    RESTRICTIONS ON RETAINED EARNINGS
    Dividends that may be paid on the Company's common stock, as and when declared by the Board of Directors, are largely dependent upon the amount of dividends paid to the Company by its bank subsidiary. Federal law currently establishes limits on the amount of dividends that may be paid in any one year by the bank subsidiary without the prior approval of the Comptroller of the Currency. Such dividends are limited to bank net earnings for the year in which the dividend is declared together with earnings of the preceding two years as defined in the Comptroller's regulations, less any required statutory transfers of retained earnings to capital in excess of par value. At December 31, 1998, retained earnings of the Bank available for dividends without prior approval of the Comptroller of the Currency amounted to $733,000.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11. INCOME TAXES

    The provision (benefit) for income taxes for 1998, 1997 and 1996 consisted of the following:



                      1998                 1997              1996
                    ---------           ---------          ---------
CURRENT:
   Federal          $ (60,000)          $ 283,000          $ 295,000
   Hawaii              (7,000)             17,000             51,000
                    ---------           ---------          ---------
                      (67,000)            300,000            346,000

DEFERRED:
   Federal           (244,000)             47,000             69,000
   Hawaii             (57,000)             11,000             16,000
                    ---------           ---------          ---------
                     (301,000)             58,000             85,000

                    $(368,000)          $ 358,000          $ 431,000
                    =========           =========          =========

HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    At December 31, 1998 and 1997, the components of the net deferred tax asset were as follows:

                                                               1998                  1997
                                                            -----------           -----------
Deferred tax assets:
  Loan and lease losses                                     $   972,000           $   934,000
  Net operating loss carryforwards                              754,000               754,000
  Minimum pension liability adjustment                          380,000                    --
  Interest on nonaccrual loans                                  178,000               126,000
  Writedown of other real estate owned                          143,000                39,000
  Accrued expenses                                              109,000               136,000
  Direct financing leases                                       103,000                    --
  Tax credits                                                   100,000               100,000
  Deferred loan fees and related origination costs               82,000               100,000
  Other                                                          36,000                23,000
                                                            -----------           -----------
                                                              2,857,000             2,212,000
                                                            -----------           -----------
Deferred tax liabilities:
  Tax over book depreciation                                   (656,000)             (682,000)
  Excess pension contributions over expenses                   (158,000)             (106,000)
  FHLB stock dividends                                         (124,000)              (83,000)
  Deferred gain on fixed assets                                 (45,000)              (45,000)
  Direct financing leases capitalized for tax                        --              (104,000)
  Other                                                         (13,000)              (12,000)
                                                            -----------           -----------
                                                               (996,000)           (1,032,000)
                                                            -----------           -----------

Net deferred tax asset                                      $ 1,861,000           $ 1,180,000
                                                            ===========           ===========


    In 1998, deferred tax assets of $380,000 were recorded related to the minimum pension liability adjustment.

    As a result of the Company becoming the sole stockholder of CSI in 1997, the Company recorded $877,000 of deferred tax assets relating to net operating loss carryforwards of $2,258,000 generated by CSI and $130,000 of tax credits. In 1997, the Company utilized $318,000 of these net operating loss carryforwards and $30,000 of these tax credits to partially offset taxable income.

    The valuation allowance decreased $422,000 in 1997 due to the reversal of the deferred tax asset and related valuation allowance associated with the Company's investment in CSI. In addition, certain net operating loss carryforwards were utilized in 1997.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    A reconciliation of the Company's effective tax rate with the statutory Federal income tax rate is as follows:

                                                      1998         1997         1996
                                                      ----         ----         ----
Statutory Federal income tax rate                    (34.0)%       34.0%        34.0%
State franchise tax, net of Federal tax benefit       (5.6)         5.6          5.5
Amortization of goodwill                             (12.6)        (3.0)          --
Change in valuation allowance                           --         (2.0)         2.0
Stock dividends                                         --           --         (2.5)
Tax-exempt interest income                              --           --         (1.1)
Other, net                                             0.7          0.9         (0.2)
                                                      ----         ----         ----

                                                     (51.5)%       35.5%        37.7%
                                                      ====         ====         ====


    At December 31, 1998, the Company had net operating loss and research and experimentation tax credit carryforwards that were generated by CSI which expire in the following years:

                     NET
                   OPERATING                 TAX
                     LOSS                  CREDITS
                  ----------               --------
2005              $   96,000               $     --
2006                 128,000                     --
2007                  59,000                     --
2008                 745,000                     --
2009                  10,000                     --
2010                 505,000                     --
2011                 210,000                     --
2012                 187,000                100,000
                  ----------               --------
                  $1,940,000               $100,000
                  ==========               ========

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

12. PENSION PLAN

    The Company has a noncontributory defined benefit pension plan covering substantially all employees. The following tables provide a reconciliation of the changes in the plan's benefit obligations and fair value of assets over the three year period ended December 31,1998 and a statement of the unfunded status as of December 31 for all three years.

    The following table provides the components of net periodic benefit cost for the plan for fiscal years 1998, 1997 and 1996:


                                                          1998               1997                1996
                                                       -----------        -----------        -----------
COMPONENTS OF NET PERIODIC BENEFIT COST:
  Service cost                                         $   279,587        $   246,278        $   233,162
  Interest cost                                            396,509            354,863            333,025
  Expected return on plan assets                          (345,027)          (316,943)          (310,577)
  Amortization of prior service cost                       (46,241)           (46,241)           (48,986)
  Recognized net actuarial loss                             75,100             55,693             56,848
                                                       -----------        -----------        -----------

  Net periodic benefit cost                            $   359,928        $   293,650        $   263,472
                                                       ===========        ===========        ===========

CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year              $ 5,594,150        $ 4,770,622        $ 4,304,428
  Service cost                                             279,587            246,278            233,162
  Interest cost                                            396,509            354,863            333,025
  Actuarial loss                                           618,434            365,367            242,572
  Benefits paid                                           (230,051)          (142,980)          (342,565)
                                                       -----------        -----------        -----------

  Benefit obligation at end of year                    $ 6,658,629        $ 5,594,150        $ 4,770,622
                                                       ===========        ===========        ===========

CHANGE IN PLAN ASSETS:
  Fair value of plan assets at beginning of year       $ 4,456,778        $ 4,054,127        $ 4,029,844
  Actual return on plan assets                             243,090            215,794            166,848
  Employer contribution                                    494,050            329,837            200,000
  Benefits paid (plus expenses)                           (230,051)          (142,980)          (342,565)
                                                       -----------        -----------        -----------

  Fair value of plan assets at end of year             $ 4,963,867        $ 4,456,778        $ 4,054,127
                                                       ===========        ===========        ===========

  Unfunded status                                      $(1,694,762)       $(1,137,372)       $  (716,495)
  Unrecognized net actuarial loss                        2,218,703          1,573,432          1,162,609
  Unrecognized prior service cost                           22,355            (23,886)           (70,127)
                                                       -----------        -----------        -----------

  Prepaid benefit cost                                 $   546,296        $   412,174        $   375,987
                                                       ===========        ===========        ===========

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The following table provides the amounts recognized in the balance sheet as of December 31 for all three years presented.

                                                         1998             1997             1996
                                                       ---------        ---------       ---------
Amounts recognized in the statement of financial
  position consisted of:
    Prepaid benefit cost                               $      --        $ 412,174       $ 375,987
    Accrued benefit liability                           (675,195)              --              --
    Intangible asset                                     241,619               --              --
    Accumulated other comprehensive loss                 979,872               --              --
                                                       ---------        ---------       ---------

Net amount recognized                                  $ 546,296        $ 412,174       $ 375,987
                                                       =========        =========       =========


    The amount included within the accumulated other comprehensive loss arising from a change in the additional minimum pension liability of $600,000, is net of tax of $380,000 at December 31, 1998.

    Prior-service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market related value of plan assets are amortized over the average remaining service period of active participants.

    The assumptions used in the measurement of the Company's benefit obligation are shown in the following table:


                                                      1998        1997        1996
                                                      ----        ----        ----
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:
  Discount rate                                       6.50%       7.00%       7.25%
  Expected return on plan assets                      7.50%       7.50%       7.50%
  Rate of compensation increase                       5.00%       5.00%       5.00%


    The Company established a supplemental executive retirement plan (SERP) which is a nonqualified unfunded pension plan covering a select group of senior executives. The SERP provides a retirement benefit payable in the form of a life annuity to the participants which is based on a specified percentage of the participant's final average earnings less basic retirement and social security benefits. The Company recognized an actuarially determined SERP pension expense of $47,000, $36,000 and $27,000 in 1998, 1997 and 1996, respectively.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Company also has a deferred compensation plan established under Section 401(k) of the Internal Revenue Code covering substantially all employees. Contributions to the plan by participating employees are voluntary and based on a specified percentage of each covered employee's salary.


13. SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

    Other operating expenses for 1998, 1997 and 1996 included the following:


                                              1998             1997             1996
                                           ----------       ----------       ----------
Stationery and office supplies             $  450,554       $  403,491       $  394,198
Writedown of other real estate owned          333,750          137,884               --
Insurance                                     281,292          286,427          253,991
Telephone                                     278,466          196,889          167,458
Examination fees                              255,709          207,874          219,334
Other                                       2,110,504        1,669,620        1,605,436
                                           ----------       ----------       ----------

Total other operating expenses             $3,710,275       $2,902,185       $2,640,417
                                           ==========       ==========       ==========


    Repairs and maintenance expenditures included in occupancy expense and equipment expense amounted to $635,348, $644,690 and $517,428 in 1998, 1997 and 1996, respectively.

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HAWAII NATIONAL BANCSHARES, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

14. FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying amounts and fair values of the Company's financial instruments held or issued for purposes other than trading at December 31, 1998 and 1997 were as follows:

                                  CARRYING AMOUNT       FAIR VALUE
                                  ---------------      ------------
1998
  Cash and due from banks           $ 32,400,000       $ 32,400,000
  Investment securities:
    Held-to-maturity                  44,980,000         45,108,000
    Available-for-sale                 1,760,000          1,760,000
    Trading                              115,000            115,000
  Loans and leases, net              220,551,000        225,190,000
  Deposits -
    Demand deposits and savings      194,646,000        194,646,000
    Time                              81,255,000         81,581,000
  Short-term borrowings                5,516,000          5,516,000

1997
  Cash and due from banks           $ 22,629,000       $ 22,629,000
  Investment securities:
    Held-to-maturity                  47,481,000         47,540,000
    Available-for-sale                 1,760,000          1,760,000
  Loans and leases, net              215,821,000        224,164,000
  Deposits -
    Demand deposits and savings      188,538,000        188,538,000
    Time                              70,183,000         70,295,000
  Federal funds purchased              4,000,000          4,000,000
  Short-term borrowings                5,000,000          5,000,000


    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
    The Bank is a party to financial instruments with off-balance sheet risk entered into in the normal course of business to meet the financing needs of its customers. These financial instruments, which are held for purposes other than trading, include commitments to extend credit, standby and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank manages the credit risk of counterparty



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--------------------------------------------------------------------------------

    defaults in these transactions by limiting the total amount of outstanding arrangements, by monitoring the size and maturity structure of the off-balance sheet portfolio and by applying uniform credit standards for all of its credit activities. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant, equipment and income-producing commercial properties.

    Off-balance sheet commitments held for purposes other than trading at December 31, 1998 and 1997 were as follows:


                                          CONTRACT AMOUNT
                                      1998               1997
                                   -----------       -----------
Commitments to extend credit       $71,510,000       $68,287,000
Standby letters of credit              945,000         1,880,000
Commercial letters of credit           659,000           802,000



    The fair values of off-balance sheet financial instruments at December 31, 1998 and 1997 were estimated using fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. At December 31, 1998 and 1997, the fair values of commitments to extend credit amounted to $36,000 and $50,000, respectively, and the fair values of letters of credit amounted to $14,000 and $28,000, respectively.

    CONCENTRATION OF CREDIT RISK
    The Company has no significant concentrations of credit risk with any individual party, however the Bank's lending is concentrated on the island of Oahu in the State of Hawaii.



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--------------------------------------------------------------------------------

15. CONDENSED FINANCIAL INFORMATION OF HAWAII NATIONAL BANCSHARES, INC. (PARENT COMPANY ONLY)

    Condensed financial information of Hawaii National Bancshares, Inc. (Parent Company Only) as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 consists of the following:

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                                      1998                1997
                                                  ------------        ------------
Assets:
  Cash on deposit with Hawaii National Bank       $     93,166        $    110,136
  Investment in Hawaii National Bank                27,196,153          28,231,677
                                                  ------------        ------------

                                                  $ 27,289,319        $ 28,341,813
                                                  ============        ============

Shareholders' Equity:
  Common stock                                    $    711,000        $    711,000
  Capital in excess of par value                    12,147,676          12,147,676
  Retained earnings                                 15,030,643          15,483,137
  Accumulated other comprehensive loss                (600,000)                 --
                                                                      ------------

                                                  $ 27,289,319        $ 28,341,813
                                                  ============        ============



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--------------------------------------------------------------------------------

                            STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                        1998             1997            1996
                                                      ---------        ---------       ---------
Dividends from Hawaii National Bank                   $ 147,750        $ 147,750       $ 147,750
Operating expenses                                       58,070           53,231          48,248
                                                      ---------        ---------       ---------
  Income before equity in undistributed
    income of bank subsidiary                            89,680           94,519          99,502
Equity in undistributed income (loss) of Hawaii
  National Bank                                        (435,524)         556,656         611,721
                                                      ---------        ---------       ---------

Net income (loss)                                     $(345,844)       $ 651,175       $ 711,223
                                                      =========        =========       =========

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                              1998             1997             1996
                                                            ---------        ---------        ---------
Cash flows from operating activities:
  Dividends from Hawaii National Bank                       $ 147,750        $ 147,750        $ 147,750
  Cash paid to suppliers                                      (58,070)         (53,231)         (48,248)
    Net cash provided by operating activities                  89,680           94,519           99,502
Cash flows from financing activities:
  Dividends paid                                             (106,650)        (106,650)        (106,650)
    Net cash used in financing activities                    (106,650)        (106,650)        (106,650)
    Net decrease in cash                                      (16,970)         (12,131)          (7,148)
Cash at beginning of year                                     110,136          122,267          129,415
                                                            ---------        ---------        ---------

Cash at end of year                                         $  93,166        $ 110,136        $ 122,267
                                                            =========        =========        =========

Reconciliation of net income (loss) to net cash
  provided by operating activities:
    Net income (loss)                                       $(345,844)       $ 651,175        $ 711,223
    Adjustments to reconcile net income (loss) to
      net cash provided by operating activities:
        Undistributed (earnings) losses of subsidiary         435,524         (556,656)        (611,721)
                                                            ---------        ---------        ---------

    Net cash provided by operating activities               $  89,680        $  94,519        $  99,502
                                                            =========        =========        =========


    In the above condensed financial information, the Parent's investment in Hawaii National Bank is accounted for by the equity method.


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--------------------------------------------------------------------------------





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